Notice of 2020 Annual
Meeting of Shareholders and Proxy Statement

Virtual Meeting Site
virtualshareholdermeeting.com/NDAQ2020

Tuesday, May 19, 2020
8:30 AM EDT



Our Vision

Reimagining markets to realize the potential of tomorrow.

Our Mission

We bring together ingenuity, integrity and insights to deliver markets that accelerate economic progress and empower people to achieve their greatest ambitions.

Dear Shareholders,

On the eve of our 50th anniversary, we look back. In 1971, we initiated a new era of electronic trading with the first digital system for trading securities. Since our start, we have not stopped innovating and delivering. Nasdaq's purpose-driven mission is to challenge the status quo, pursue innovation, catalyze positive disruption and ultimately, create long-term sustainable value for our clients, shareholders and the global economy.

In 2019, we advanced as a technology and analytics provider while continuing to invest in and maintain the strong position of our core marketplace franchise.

BUSINESS OVERVIEW AND CAPITAL ALLOCATION

Our 2019 financial results are a testament to the soundness of our strategy and mission, with $2,535 million in net revenues.[1] GAAP diluted EPS was $4.63, compared with $2.73 in 2018, while non-GAAP diluted EPS was $5.00, compared with $4.75 in the prior year.[2] We continue to place our shareholders and client needs at the core of our decision-making framework.

While our non-trading segments[3] continue to deliver consistently strong results, we look for ways to maximize their profitability to further our mission. In 2019, we bolstered our Market Technology business by acquiring Cinnober, a major Swedish financial technology provider to brokers, exchanges and clearinghouses worldwide. We also enhanced our Corporate Services business by acquiring the Center for Board Excellence, a provider of corporate governance and compliance solutions for boards of directors, CEOs, corporate secretaries and general counsels, and divesting the BWise enterprise governance, risk and compliance software platform.

Similarly, in our Market Services business, we sold the Nordic Fund Market, an electronic mutual fund service that was a smaller unit of our Broker Services business, as well as the core assets of our Nasdaq Futures, Inc. (NFX) business, to better align our resources with our strategic direction. Also, in January 2020, we commenced an orderly wind-down of our Broker Services operations business.

We take a balanced approach to capital allocation, prioritizing our most significant growth opportunities. In 2019, we raised our quarterly dividend from $0.44 to $0.47 per share. We also completed a multi-year deleveraging initiative, and continued to execute our stock buyback program primarily to offset dilution over time.

$4.63

2019 GAAP DILUTED EPS

[1] Represents revenues less transaction-based expenses.

[2] Refer to Annex A for our reconciliations of U.S. GAAP to non-GAAP net income and EPS.

[3] Includes our Corporate Services, Information Services and Market Technology segments.

$2.54B

2019 NET REVENUES

RISK OVERSIGHT

The Board remained focused on oversight of Nasdaq's risk framework as a vital component of ensuring the long-term viability of Nasdaq's business operations. To further our culture of risk management, management created the new executive-level position of Chief Risk Officer reporting to the CEO.

Under the leadership of the Audit & Risk Committee, we remain vigilantly focused on managing a comprehensive suite of risks throughout the organization. Among other things, in 2019, the Audit & Risk Committee: continued its oversight of Nasdaq's multi-year cybersecurity plan and programs designed to protect Nasdaq from internal and external cybersecurity threats; reviewed a technology initiative to evaluate the risks and resiliency of critical systems; and regularly monitored the risk management framework and practices surrounding our clearing operations.

BOARD COMPOSITION

We believe that the Board is well positioned to oversee the ongoing strategic evolution of the Company over the next year.

Individually, each director has a portfolio of skills, areas of expertise and a diverse range of attributes that we believe collectively strikes the right balance of skills, expertise and attributes on the Board as a whole. Going forward, we expect to continue to refresh the Board with directors who will enhance this mix.

We also affirm our commitment to ensuring diverse backgrounds are represented on our Board, and throughout our organization, as we believe this will enable us to best serve the diverse communities in which we operate.

CORPORATE SUSTAINABILITY

In 2019, we focused on both internal and commercial ESG initiatives to support our clients and communities and to benefit our organization and shareholders.

We have made strong progress on our internal ESG initiatives, including achieving carbon neutrality across all business operations, expanding our sustainability disclosures and implementing programs to develop our diverse global talent. For

We believe that the Board is well positioned to oversee the ongoing strategic evolution of the Company over the next year.

We are focused on helping our clients with their ESG initiatives through our ESG Advisory Program. Our recent acquisition of OneReport, a provider of corporate responsibility and ESG data management and reporting services, further demonstrates our ESG commitment.

these efforts, we were named to the prestigious Dow Jones Sustainability North America Index for the fourth consecutive year, recognized by the Human Rights Campaign Foundation as a "Best Place to Work for LGBTQ Equality" and included by WayUp on its 2019 list of the top 100 internship programs.

At the same time, we are focused on helping our clients with their ESG initiatives through our ESG Advisory Program. Our recent acquisition of OneReport, a provider of corporate responsibility and ESG data management and reporting services, further demonstrates our ESG commitment.

POLICY INITIATIVES

We recognize and support Nasdaq's leadership role on certain policy initiatives. In 2019, Nasdaq proposed a holistic market structure reform initiative. Referred to as TotalMarkets, it recommends structural changes to the U.S. equity markets to modernize regulations for the benefit of retail investors, institutional investors and issuers. TotalMarkets follows Nasdaq's Revitalize campaign, launched in May 2017, which was designed to support healthy markets and preserve U.S. economic leadership, while maintaining individual investors at the center.

In 2019, we also formalized our commitment to our stakeholders as a signatory to the Business Roundtable's Statement on the Purpose of a Corporation. This statement affirms many of our ongoing objectives, such as delivering long-term value to our shareholders and customers, supporting our employees and the communities in which they work and establishing ethical relationships with our suppliers.

SHAREHOLDER ENGAGEMENT

Engagement with our shareholders is foundational to our strong corporate governance. In 2019, Nasdaq engaged with the investment stewardship teams at many of our largest institutional investors, discussing a range of valuable topics. Feedback from these sessions is relayed to and considered by the Board, which informs our decision-making process and helps us respond to the issues that matter to you

most. We also are fortunate to have direct shareholder representation on our Board.

We welcome your opinions and suggestions and encourage you to write us at **AskBoard@nasdaq.com** or c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, MD 20850.

COVID-19

Finally, as we all grapple with the widespread effects of the global coronavirus pandemic and its related consequences for public health, we have strongly supported Nasdaq leadership. We have received frequent updates and briefings from our President and CEO and Executive Leadership Team regarding the health and well-being of our employees, customers, vendors and communities in which we operate. We have also discussed, as a Board, management's strategies for minimizing and mitigating business and operational risks from COVID-19. As this rapidly changing crisis evolves, the Board will continue to monitor developments with a focus on the interests of all of our stakeholders.

CONCLUSION

We remain resolute in driving value on your behalf through our focus on Nasdaq's strategy and management's execution of our strategy. Thank you for your commitment to Nasdaq.

The Board of Directors of Nasdaq, Inc.

Melissa M. Arnoldi	*Charlene T. Begley*
Steven D. Black	*Adena T. Friedman*
Essa Kazim	*Thomas A. Kloet*
John D. Rainey	*Michael R. Splinter*
Jacob Wallenberg	*Lars R. Wedenborn*
Alfred W. Zollar	

"We continue to invest organically and inorganically to maximize opportunities as a technology and analytics provider, while also investing to sustain the strong competitive position of our core marketplace franchise."

ADENA T. FRIEDMAN
President and CEO, Nasdaq

FOREWORD

As we file this Proxy Statement in late March 2020, we are navigating through an unprecedented moment in history as our global community fights the spread of the COVID-19 coronavirus.

Across the Executive Leadership Team, we have been focused on the safety and well-being of the Nasdaq team, as well as the broader needs of the Nasdaq client community, including those who are listed on our exchanges, transact on our markets and rely on our data and technology to manage their businesses.

I want to thank our global team for their continued dedication to our clients during these extraordinary times. Our clients have turned to Nasdaq for a steady hand and expert counsel as we provide them with uninterrupted market access, as well as expert insights, analysis, data and technology to enable them to power through this period of anxiety and volatility. Our focus from the start has been: we are in this together, and I could not be more proud of our team for their unwavering dedication and commitment to our mission.

As we transitioned into a remote workforce and encouraged "social distancing," in many ways our world has never been more closely connected. Technology is instantaneously fueling these connections, by providing access to each other through advanced video conferencing and productivity tools (many from our listed companies) as well as to news, markets and insights like never before.

But these connections go much deeper than technology. The COVID-19 pandemic reminds us that for all of our perceived differences, what matters most is universal: taking care of the people who make our lives meaningful.

Times of stress and uncertainty test us, and I am so proud to see the entire Nasdaq team rise to the challenge. We are looking out for each other, we are staying focused, and we are continuing to get the job done for all of those who rely on us.

Nasdaq was founded on the idea that people do not need to be in the same physical place to be part of the same community. This founding principle continues to drive us as we face the unexpected.

Dear Shareholders,



ADENA T. FRIEDMAN
President and CEO

When I became Nasdaq's CEO in January of 2017, I took the helm of a company that was widely trusted, vital to the global capital markets and delivering solid performance as a publicly traded company. Yet from day one, it was clear that we could not assume that the things that made us successful in the past would continue working in the future. We knew that our growth hinged on a commitment to reimagining our business top to bottom and moving quickly to seize new opportunities.

I'm pleased to say that the new strategy we launched in 2017—built around major investments in market technology to achieve our vision of "Markets Everywhere"— is creating measurable value for our clients and other stakeholders.

Consistent with that strategy, we continue to invest organically and inorganically to maximize opportunities as a technology and analytics provider, while also investing to sustain the strong competitive position of our core marketplace franchise.

REWRITING TOMORROW

Our renewed corporate focus reflects our belief that the companies poised to succeed going forward are the ones that are willing to question the status quo and throw out the role playbook. That's what we mean by "Rewrite Tomorrow." We see this every day through the close relationships we have with our clients across our respective businesses, and those relationship are driving our strong results.

Nasdaq delivered total net revenues of $2.54 billion in 2019, including 10% revenue growth in our non-trading segments. This is a strong indication that our technology-first strategy, combined with a disciplined, client-centric focus, is meaningfully contributing to our Company's growth and creating value for our shareholders.

We were thrilled to announce in the fourth quarter of 2019 that we signed a new market technology partnership with Skytra, a subsidiary of Airbus, in which we agreed to provide a full suite of marketplace systems to enable the air travel industry to price and manage the revenue risks associated with fluctuating ticket prices. This is a tangible example of our "Markets Everywhere" vision, and we believe it is a significant area for future growth.

2019 also saw a unique milestone reached in our Information Services segment, with over half of our revenue being generated by our higher growth index and investment data and analytics businesses for the first time. As we move into 2020, we are investing to ensure these growth engines have the fuel to continue performing in the long-term, including our efforts to bring eVestment's capabilities and insights to the fast expanding private market space. It's exciting to see this progress in the areas with clear secular growth opportunities, born out of our strategic pivot in action.

And for the seventh consecutive year, Nasdaq led U.S. exchanges for IPOs, with a 78% U.S. win rate in 2019, welcoming 188 IPOs that raised a combined $34.5 billion. I am incredibly pleased that our listed companies are demonstrating their trust in us as a true partner as they enter and navigate the public markets.

REFORMING MARKETS, ADVOCATING FOR SUSTAINABILITY

Over the last three years, we have taken an increasingly active role in advocating for the reforms we believe are necessary for the future success of our public markets.

In April 2019, we launched our TotalMarkets reform agenda, building on the Revitalize campaign we introduced in 2017. The goal of both efforts is to make capital markets more efficient for investors and more attractive for small- and medium-growth companies. While Revitalize broadly covered our blueprint for market reform, TotalMarkets focuses specifically on market structure.

Our drive for progress is focused on reforming the vast array of regulations that have created a patchwork of complexity for investors and public companies of all types and sizes. We are encouraged by the support our proposals are receiving.

Another area of growing and urgent focus is on the need to advance the cause of corporate sustainability. We have the privilege of approaching this work both in terms of our own practices within Nasdaq, as well as by sharing best practices with our issuers.

In 2019, Nasdaq launched several ESG-focused offerings to meet demand from our clients. We are encouraged by the dramatic increase in market-driven interest in ESG offerings and proud

U.S. IPO WIN RATE IN 2019 78%

to invest in these solutions. For example, our recently-announced ESG reporting workflow solution—accelerated through our acquisition of OneReport—responds to a need to bring efficiency to a process that is plagued by data management challenges and survey fatigue. We are excited to be a strategic partner to our clients in this rapidly growing area of the market.

We are also making meaningful strides in terms of our own corporate practices as well. In fact, we recently announced that Nasdaq has achieved carbon neutrality across our business operations, by changing our energy sources where possible to renewable energy and purchasing renewable energy certificates that offset the emissions impact of our office locations, data center usage, corporate travel and employee commuting. We see these efforts not as an endpoint, but as a milestone on a long journey.

LOOKING AHEAD IN 2020

As we continue on our journey for the next several years, we are guided by a set of core ambitions:

First, to become the most trusted, most successful market technology and reg-tech partner to trading firms, financial marketplaces and new non-financial markets worldwide. **Second**, to evolve as a strategic market operator and specialized analytics partner to the investment management industry, across index, active and alternative management. **Third**, to serve as the destination exchange and partner for companies worldwide, with unparalleled expertise across equity markets, investor relations and governance. **Fourth**, to strengthen our position as a preeminent market operator in North America and Europe, by enhancing the client experience across the trading, data and connectivity aspects of our exchange complex. And **fifth**, to be the trusted provider of liquidity solutions for private asset classes, including private company shares, private equity funds and other traditional and digital assets.

We intend to execute against these ambitions by relying on the incredibly talented and client-focused Nasdaq team; by understanding the clear needs of our customers as we work together; and, lastly, by investing in and embracing the capabilities of today's most powerful technologies to accelerate the delivery to our clients. I look forward to updating you on our progress on these ambitions as the remainder of 2020 unfolds.

CONCLUSION

Over the past three years, we have set a course for comprehensive transformation of our business without sacrificing the quality of service we provide to our stakeholders, including value creation for our shareholders. The results we are seeing now are a rewarding indication that this strategy is working. Yet we recognize that to maintain our momentum and continue rewriting tomorrow, we must continue to challenge ourselves each and every day. While we have the benefit of extraordinary talent, technology and a global reach, we wake up each morning asking ourselves how we would build Nasdaq if we were starting from scratch. The result has inspired a comprehensive investment in new technologies, and a renewed focus on our core value proposition of delivering great service and products to our issuers, shareholders and other stakeholders.

Reimagining a nearly 50-year-old company is no small feat, and it would not be possible without an extraordinary team of thinkers, innovators and doers across the globe. Our technology is only as strong as the people who build and deliver it to our clients and partners.

Together, we believe the best is yet to come.

Adena T. Friedman
President and CEO
Nasdaq, Inc.

March 31, 2020 | New York, NY

Notice of Annual Meeting of Shareholders

To the Shareholders of Nasdaq, Inc.:

You are receiving this Proxy Statement because you were a shareholder at the close of business on the record date of March 23, 2020 and are entitled to vote at our Annual Meeting of Shareholders. Our Board of Directors is soliciting the accompanying proxy for use at the Annual Meeting. The Annual Meeting will be held to:

- elect ten directors for a one-year term;
- approve the Company's executive compensation on an advisory basis;
- approve the Employee Stock Purchase Plan, as amended and restated;
- ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020;
- consider a shareholder proposal described in the accompanying Proxy Statement, if properly presented at the meeting; and
- transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

In accordance with rules of the SEC, instead of mailing printed copies of our proxy materials to each shareholder of record, we are furnishing the proxy materials for the 2020 Annual Meeting by providing access to these documents on the internet. A notice of internet availability of proxy materials is being mailed to our shareholders. We first mailed or delivered this notice on or about March 31, 2020. The notice of internet availability contains instructions for accessing and reviewing our proxy materials and submitting a proxy over the internet. Our proxy materials were made available at **proxyvote.com** on the date that we first mailed or delivered the notice of internet availability. The notice also will tell you how to request our proxy materials in printed form or by e-mail, at no charge. The notice contains a control number that you will need to submit a proxy to vote your shares. We encourage shareholders to access our Proxy Statement electronically to reduce our impact on the environment.

This year, our Annual Meeting will be accessible through the Internet. We have adopted a virtual format for our Annual Meeting to protect the health and well-being of our employees, directors, shareholders and other stakeholders in light of the coronavirus (COVID-19) outbreak. Additionally, we believe that a virtual meeting allows us to make participation accessible for shareholders from any geographic location with Internet connectivity.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on March 23, 2020, the record date, or hold a valid proxy for the meeting. The Annual Meeting will include a question and answer session that will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at **proxyvote.com** after logging in with your control number. You may submit a question during the meeting through the virtual meeting website: **virtualshareholdermeeting.com/NDAQ2020**.

By Order of the Board of Directors,

Adena T. Friedman
President and CEO

Tuesday, May 19, 2020 at 8:30 a.m. (EDT)

VIRTUAL MEETING SITE
virtualshareholdermeeting.com/ NDAQ2020

How to Vote: Your Vote is Important

You are eligible to vote if you were a shareholder of record at the close of business on March 23, 2020.

Please read the Proxy Statement with care and vote right away using any of the following methods and your control number.



BY INTERNET USING YOUR COMPUTER
Visit **proxyvote.com** 24/7



BY PHONE
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



BY INTERNET USING YOUR TABLET OR SMART PHONE
Scan this QR code 24/7 to vote with your mobile device



BY MAIL
Cast your ballot, sign your proxy card and return by postage-paid envelope



ATTEND THE ANNUAL MEETING
Vote online

Acronyms and Certain Defined Terms

CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
COBRA	Consolidated Omnibus Budget Reconciliation Act
CTO	Chief Technology Officer
ECIP	Executive Corporate Incentive Plan
EPS	Earnings Per Share
Equity Plan	Nasdaq's Equity Incentive Plan
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
EVP	Executive Vice President
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation"
Form 10-K	Nasdaq's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019, as filed with the SEC on February 25, 2020
GAAP	Generally Accepted Accounting Principles
H.E.	His Excellency
IPO	Initial Public Offering
M&A	Mergers and Acquisitions
NEO	Named Executive Officer
PCAOB	Public Company Accounting Oversight Board
People@Nasdaq	Nasdaq's Human Resources Team
PSU	Performance Share Unit
RSU	Restricted Stock Unit
SEC	U.S. Securities and Exchange Commission
S&P	Standard & Poor's
SVP	Senior Vice President
TSR	Total Shareholder Return

Helpful Information

INFORMATION ABOUT THE ANNUAL MEETING
Visit **ir.nasdaq.com/investors/annual-meeting** to access:

Proxy Statement

Form 10-K

Information on:

- Voting Your Proxy
- Asking a Question at the Annual Meeting

THE NASDAQ BOARD OF DIRECTORS
Visit **ir.nasdaq.com/corporate-governance/nasdaq-inc/board-of-directors**

COMMUNICATING WITH THE BOARD, THE CHAIRMAN OR OTHER INDIVIDUAL DIRECTORS
Email: **AskBoard@Nasdaq.com**

Mail: c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, MD 20850

NASDAQ'S CORPORATE GOVERNANCE DOCUMENTS
Visit **ir.nasdaq.com/corporate-governance/nasdaq-inc/documents-and-charters** to access:

Nasdaq, Inc. Corporate Governance Guidelines

Board of Directors Duties and Obligations

Board Committee Charters

NASDAQ'S INVESTOR RELATIONS PROGRAM
Visit **ir.nasdaq.com**

Frequently Referenced Information

Table of Contents



Proxy
Summary

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider in voting your shares. You should carefully read the entire Proxy Statement, as well as our Form 10-K, before voting.

"If we listen to and deliver successfully to our clients, our employees, and our partners, we will be successful in driving strong value to our shareholders. We partner and take intelligent risks to achieve tandem goals."

ADENA T. FRIEDMAN President and CEO

PROPOSAL	NASDAQ BOARD'S RECOMMENDATION
Proposal 1. Election of Directors (Page 48) The Board and the Nominating & ESG Committee believe that the ten director nominees possess the knowledge, skills, experience and diversity to advise management on the Company's strategy for long-term value creation, as well as to monitor performance and provide effective oversight of strategy execution and corporate risk.	FOR EACH NOMINEE
Proposal 2. Approval of the Company's Executive Compensation on an Advisory Basis (Page 66) The Company seeks a non-binding advisory vote to approve the compensation of its NEOs as described in the Compensation Discussion and Analysis section beginning on page 67. The Board values shareholders' opinions and the Management Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	FOR
Proposal 3. Approval of the Employee Stock Purchase Plan, as Amended and Restated (Page 103) The Company believes that maintaining an employee stock purchase plan is an important element in recruiting, motivating and retaining our employees. Our ESPP expires in May 2020, as a result, the Board and Management Compensation Committee approved, and recommend that shareholders approve, the amendment and restatement of the ESPP.	FOR
Proposal 4. Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2020 (Page 113) We conducted an extensive review of the independent auditor relationship and solicited proposals from several accounting firms in 2019. Following this exercise, the Board and Audit & Risk Committee decided that the retention of Ernst & Young LLP as our independent auditor for 2020 is in the best interests of the Company and its shareholders.	FOR
Proposal 5. Shareholder Proposal—Adopt a New Shareholder Right—Written Consent (Page 115) The Board believes that the shareholder proposal to allow action by written consent is not in the best interests of the Company and its shareholders and urges shareholders to reject the proposal as they have done at each of the four previous annual meetings at which it was presented.	AGAINST

Shareholders and other interested parties may contact the **Board**, the **Chairman** or other **individual Directors** by writing us at:

AskBoard@nasdaq.com or c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.

Performance Highlights

We delivered strong results for shareholders in 2019 as we refined our strategic direction and continued to position ourselves as a financial technology leader.

64.7%

3-YEAR CUMULATIVE TSR,[1] SIGNIFICANTLY OUTPERFORMING

THE S&P 500

10%, 8%

10% revenue growth[2] in non-trading segments in 2019 versus 2018, including 8% organic growth

27.2%

1-Year TSR[1]

$1.6B

Returned to shareholders through our stock repurchase program and quarterly dividends over the last three years

$4.63

2019 GAAP diluted EPS, compared to $2.73 in 2018

$5.00

2019 non-GAAP diluted EPS, compared to $4.75 in 2018

[1] In this Proxy Statement, TSR for a particular period of time is calculated by adding cumulative dividends to the ending stock price, and dividing this by the beginning stock price. A 30-day average is used to calculate the beginning and ending stock prices.

[2] Non-trading segment revenues were $1,613 million in 2019, an increase of 10% compared to 2018, resulting from 8% organic growth and a 3% positive impact from acquisitions, partially offset by a 1% negative impact from unfavorable changes in foreign exchange rates.

2019-2020 Board of Directors

ADENA T. FRIEDMAN

LARS R. WEDENBORN

STEVEN D. BLACK

JOHN D. RAINEY

MICHAEL R. SPLINTER

MELISSA M. ARNOLDI

ESSA KAZIM

THOMAS A. KLOET



JACOB WALLENBERG

ALFRED W. ZOLLAR

CHARLENE T. BEGLEY

Director Nominees

| NAME AND CLASSIFICATION[1] | AGE | DIRECTOR SINCE | PRINCIPAL OCCUPATION | INDEPENDENT | CURRENT COMMITTEE MEMBERSHIPS | | | | OTHER PUBLIC COMPANY BOARDS |
					A&RC	FC	MCC	N&ESGC	
Melissa M. Arnoldi Non-Industry; Public	47	2017	CEO, Vrio Corp., a subsidiary of AT&T Inc.	•			•		0
Charlene T. Begley Non-Industry; Public	53	2014	Retired SVP & CIO, General Electric Company	•	•		•		1
Steven D. Black Non-Industry; Public	67	2011	Co-CEO, Bregal Investments	•			Chair	•	0
Adena T. Friedman Staff	50	2017	President and CEO, Nasdaq, Inc.			•			0
Essa Kazim Non-Industry	61	2008	Governor, Dubai International Financial Center; Chairman, Borse Dubai and Dubai Financial Market	•		•			1
Thomas A. Kloet Non-Industry; Public	61	2015	Retired CEO & Executive Director, TMX Group Limited	•	Chair			•	0
John D. Rainey Non-Industry; Issuer	49	2017	CFO and EVP of Global Customer Operations, Paypal Holdings, Inc.	•	•	Chair			0
Michael R. Splinter[2] Non-Industry; Public	69	2008	Retired Chairman and CEO, Applied Materials, Inc.	•			•	Chair	1
Jacob Wallenberg Non-Industry	64	2018	Chairman, Investor AB	•				•	3
Alfred W. Zollar Non-Industry; Public	65	2019	Executive Partner, Siris Capital Group, LLC	•	•				2
Number of Meetings Held in 2019[3]					12	7	7	9	

A&RC: Audit & Risk Committee | **FC:** Finance Committee | **MCC:** Management Compensation Committee | **N&ESGC:** Nominating & ESG Committee

[1] To ensure that balanced viewpoints are represented on our Board of Directors, Nasdaq's By-Laws require that all directors be classified as: Industry Directors; Non-Industry Directors, which may be further classified as either Issuer Directors or Public Directors; or Staff Directors. The requirements for each classification are outlined in the By-Laws.

[2] Mr. Splinter is serving as Chairman of the Board from April 2019 through the 2020 Annual Meeting of Shareholders.

[3] The 2019 meeting totals include two joint meetings of the Management Compensation Committee and Nominating & ESG Committee (formerly the Nominating & Governance Committee) to discuss the semi-annual CEO performance evaluation and succession planning. Joint meetings count toward the total number of meetings for both committees that participated.

Board Composition

Statistics in this chart are calculated with respect to the ten Board nominees listed on the prior page.

DIRECTOR TENURE



0-2 years	2
3-5 years	4
6-10 years	2
10+ years	2

20% with 2 years or less

60% with 5 years or less

80% with 10 years or less

DIVERSE BACKGROUNDS



7 Current & Former CEOs or Chairmen

3 Current & Former Exchange Operators

3 Women

2 Ethnically Diverse

2 Born Outside the U.S.

3 Work Outside the U.S.

6 Diverse in Terms of Gender, Ethnicity or Nationality

DIRECTOR SKILLS & EXPERTISE



Capital Markets

Client Experience

Cybersecurity

Environmental & Social

Financial

Fintech

DIRECTOR AGE



47 48 49 50 51

52 53 54 55 56

57 **58 59** 60 61

62 63 64 65 66

67 68 69

AVERAGE AGE: 58.6

DIRECTOR ATTRIBUTES

100%

Willingness to Challenge the
Status Quo and Provide a
Strong View of the Future

60%

Diverse Backgrounds



M&A
9

**Public Company
Board & Corporate
Governance**
10

**Risk
Management**
9

**Strategic Vision
& Leadership**
10

Technology
4

Engaging with Our Shareholders

We value our shareholders' perspectives and maintain a robust shareholder engagement program. During 2019, we conducted outreach to a cross-section of shareholders owning approximately 75% of our outstanding shares. In 2019, our key shareholder engagement activities included 9 investor (non-deal) road shows in 8 countries, attendance at 15 investor conferences and our 2019 Annual Meeting of Shareholders.

We continued our formal engagement sessions with the investment stewardship teams of shareholders owning approximately 64% of our outstanding shares. In addition, we conducted quarterly outreach to the investment stewardship teams at many of our institutional holders.

Ongoing communication with our shareholders helps the Board and senior management gain useful feedback on a wide range of subjects and understand the issues that matter most to our shareholders. Nasdaq views accountability to shareholders as both a mark of good governance and a critical component of our success. Management regularly confers with investors and actively solicits feedback on a variety of topics including those listed below.

2019 Shareholder Meeting Highlights[1]

- Shareholder Level of Participation: 92.6%
- Votes in Support of the CEO's Election to the Board: 99.8%
- Votes in Support of the Chairman's Election to the Board: 96.5%
- Percentage Range of Votes for Other Director Nominees' Election to the Board: 98.7%-99.9%
- Votes in Support of 2019 Say-on-Pay Proposal: 96.3%

[1] These voting results exclude excess shares that were ineligible to vote as a result of the 5% voting limitation in the Company's Amended and Restated Certificate of Incorporation.

What We Heard/What We Did

Below is a summary of the key themes we discussed with the investment stewardship teams at our institutional investors in 2019 and the recent actions we have taken in each area.



NASDAQ CORPORATE STRATEGY AND FOCUS ON LONG-TERM VALUE CREATION

Strategic Transactions, Organic Investments, Capital Allocation

- We advanced our strategic positioning to maximize opportunities as a technology, markets and analytics provider with significant, strategic organic investments in the Nasdaq Financial Framework, Nasdaq Trade Surveillance, Nasdaq Private Market and eVestment Private Markets, supplemented by the acquisition of Cinnober.
- We divested the BWise enterprise governance, risk and compliance software platform, the Nordic Fund Market and the core assets of our NFX business. Also, in January 2020, we commenced an orderly wind-down of our Broker Services operations business.
- We increased our regular quarterly dividend by 7% to $0.47 per share, consistent with our Board's policy to provide shareholders with regular and growing dividends over the long term as our earnings and cash flow grow.
- Our share repurchase program returned capital to shareholder while maintaining a stable share count.
- We completed our multi-year de-leveraging initiative, and through a bond refinancing, extended our debt maturities and lowered future interest expense.



BOARD GOVERNANCE AND OVERSIGHT

Board Refreshment, Training/Education, Committee Rotation

- Our Board conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees.
- 90% of our directors attended director education programs during 2019.
- We rotated members of our Board Committees, with Melissa M. Arnoldi moving to the Management Compensation Committee, Lars R. Wedenborn moving to the Finance Committee and Alfred W. Zollar joining the Audit & Risk Committee.



REMUNERATION AND COMPENSATION

Alignment of Pay Policies with Corporate Strategy

- We structured our incentive plans to reward for both current year performance and long-term initiatives. Our 2019 financial results were the basis for the performance goals for a significant portion of annual incentive-based compensation, while at least 20% of each NEO's performance goals were based on strategic initiatives intended to drive long-term shareholder value. Our long-term incentive awards rewarded our senior management for our three-year relative TSR.
- For business unit executives, we increased the weighting of business unit revenue goals in our short-term incentive plan to reinforce expectations regarding our organic growth targets.
- We structured a short-term incentive program for certain non-executive employees who are experimenting and innovating as opposed to driving current year financial results. This program primarily rewards for milestones and outcomes instead of financial goals.



PEOPLE PRACTICES

Alignment of Culture with Corporate Strategy, Human Capital Management

- We communicated our values through many of our People@Nasdaq processes: hiring, onboarding, recognition, performance management, promotions and rewards.
- We introduced a new, integrated approach to employee experience surveys, which include our New Hire, Engagement and Exit surveys on a single analytics platform.
- We delivered training to nearly 250 managers worldwide, building their skills in managing performance, effecting change and leading inclusively.
- We invested in professional and career development through a suite of new online and classroom training courses and launched a new career development website.
- We expanded our commitment to diversity and inclusion in the employee experience by adding two new Employee Networks, increasing our total Employee Networks to 10.



ENVIRONMENTAL AND SOCIAL ISSUES

Oversight, Goals and Metrics

- We updated the name of the Nominating & Governance Committee to the Nominating & ESG Committee to better align with its expanded responsibilities. The Committee completed its initial year of oversight of environmental, social and human capital management policies, practices, initiatives and reporting.
- We identified key environmental and social goals and metrics for Nasdaq under the leadership of our ESG Steering Committee.



MANAGING GLOBAL ENTERPRISE RISK

Comprehensive Risk Oversight by the Audit & Risk Committee, Ethical Culture, SpeakUp! Program

- The Board, through the Audit & Risk Committee, continued to set Nasdaq's "risk appetite"–the boundaries in which Nasdaq's management operates while achieving corporate objectives. We updated the name of the Audit Committee to the Audit & Risk Committee to reflect the Committee's substantial focus on risk oversight.
- The Audit & Risk Committee received regular, comprehensive reports from management on the ERM program. Among other things, our CIO/CTO and Chief Information Security Officer regularly updated the Audit & Risk Committee on information security and cybersecurity issues.
- We strengthened our business continuity, crisis management and disaster recovery management programs to minimize any negative impact to the organization in the event of a crisis.
- We updated our Code of Ethics to reflect the continuing evolution of privacy requirements and increased emphasis on reporting potential data breaches. We also enhanced the text with infographics to make content more accessible for employees.

Executive Compensation Highlights

Compensation decisions made for 2019 were aligned with Nasdaq's strong financial and operational performance and reflected a continued emphasis on variable, at-risk compensation paid over the long-term. Compensation decisions are intended to reinforce our focus on performance and sustained growth. The Named Executive Officer Compensation section beginning on page 65 describes the compensation of our NEOs, which includes the following highlights.

Beginning on **page 129**, you will find answers to frequently asked questions about our proxy materials, voting, our virtual Annual Meeting and our filings and reports. We also created an Annual Meeting Information page on our Investor Relations website, which allows our shareholders to easily access the Company's proxy materials, vote through the internet, submit questions in advance of the 2020 Annual Meeting of Shareholders, access the webcast of the meeting and learn more about our Company. Come visit us at **ir.nasdaq.com/investors/annual-meeting**.

THE MAJORITY OF OUR NEOS' PAY IS BASED ON PERFORMANCE AND CONSISTS LARGELY OF EQUITY-BASED COMPENSATION.

86% of our NEOs' total direct compensation was performance-based or "at risk" in 2019. **62%** of our NEOs' total direct compensation was equity-based compensation. Total direct compensation includes base salary, annual cash incentive awards and equity awards.

ANNUAL INCENTIVES ARE BASED ON ACHIEVEMENT OF RIGOROUS PERFORMANCE GOALS.

In 2019, payouts of annual incentives reflected our achievement of performance goals relating to corporate net revenues and corporate operating income (run rate), in addition to accomplishment of strategic objectives and business unit financial results. The resulting payouts to NEOs ranged from **137%-161%** of targeted amounts.

WE USE LONG-TERM INCENTIVES TO PROMOTE RETENTION AND REWARD OUR NEOS.

Our main long-term incentive program for NEOs consists entirely of PSUs based on TSR relative to other companies, including the S&P 500 companies and a group of peer companies. Over the three-year period from January 1, 2017 through December 31, 2019, Nasdaq's cumulative TSR was **64.7%**, which was at the **72**[nd] percentile of S&P 500 companies and the **36**[th] percentile of peer companies. This TSR performance resulted in performance vesting of PSUs at **117%** of target shares.

OUR COMPENSATION PROGRAM IS GROUNDED IN BEST PRACTICES.

Our best practices include strong stock ownership guidelines for directors and executives, no hedging or pledging of Nasdaq stock, a long-standing "clawback" policy, and no tax gross-ups on severance arrangements or perquisites.

OUR EXECUTIVE COMPENSATION PROGRAM DOES NOT ENCOURAGE EXCESSIVE RISK-TAKING.

The Audit & Risk and Management Compensation Committees closely monitor the risks associated with our executive compensation program and individual compensation decisions. We annually conduct a comprehensive risk assessment of our compensation program.

Corporate Governance Practices

We are committed to good corporate governance, as it promotes the long-term interests of stakeholders, supports Board and management accountability and builds public trust in the Company. The Corporate Governance section beginning on page 26 describes our governance framework, which includes the following highlights.

Corporate Governance Highlights



Nominating & ESG Committee Oversight of Environmental, Social and Human Capital Management Policies, Practices, Initiatives and Reporting

Annual Election of Directors

Ongoing Board Review of Strategic Planning and Capital Allocation for Long-Term Value Creation

Robust Shareholder Engagement Program

Majority Voting for Directors in Uncontested Elections

Annual Advisory Vote on Executive Compensation

Proxy Access

Shareholder Right to Call Special Meeting

Comprehensive Risk Oversight by the Full Board under Audit & Risk Committee Leadership with Emphasis on Strategic and Business, Financial, Operational, and Legal and Regulatory Risks

Executive Sessions of Independent Directors at Both Board and Committee Meetings

Stock Ownership Requirements

Ongoing Consideration of Board Composition and Refreshment, Including Diversity in Director Succession

Annual Board, Committee and Director Evaluations

Ongoing Director Education

Corporate Governance



Corporate Governance Framework

Our governance framework focuses on the interests of our shareholders. It is designed to promote governance transparency and ensure our Board has the necessary authority to review and evaluate our business operations and make decisions that are independent of management and in the best interests of our shareholders. Our goal is to align the interests of directors, management and shareholders while complying with, or exceeding, the requirements of The Nasdaq Stock Market and applicable law.

This governance framework establishes the practices our Board follows with respect to oversight of:

- our corporate strategy for long-term value creation;
- capital allocation;
- risk management, including risks relating to information security and the protection of our market systems;
- our human capital management program, corporate culture initiatives and ethics program;
- our corporate governance structures, principles and practices;
- Board refreshment and executive succession planning;
- executive compensation;
- corporate sustainability, including our ESG program and environmental and social initiatives; and
- compliance with local regulations and laws across our business lines and geographic regions.

BOARD'S ROLE IN LONG-TERM STRATEGIC PLANNING

The Board takes an active role with management to formulate and review our long-term corporate strategy and capital allocation plan for long-term value creation. In 2019, the Board continued to focus on our reoriented strategy with an emphasis on client segment viewpoints and opportunities, our culture of innovation, specific business unit strategies, M&A and financial considerations. For further information on our corporate strategy, see "Item 1. Business—Growth Strategy" in our Form 10-K.

The Board and management routinely confer on our execution of our long-term strategic plans, the status of key strategic initiatives and the principal strategic opportunities and risks facing us. In addition, the Board periodically devotes meetings to conduct an in-depth long-term strategic review with our senior management team. During these reviews, the Board and management discuss emerging technological and macroeconomic trends and short and long-term plans and priorities for each of our business units.

Additionally, the Board annually discusses and approves our budget and capital allocation plan, which are linked to our long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Nasdaq.

> Our goal is to align the interests of directors, management and shareholders while complying with, or exceeding, the requirements of The Nasdaq Stock Market and applicable law.

BOARD REFRESHMENT

The Nominating & ESG Committee oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity that promotes and supports the Company's long-term strategy. In doing so, the Nominating & ESG Committee takes into consideration the corporate strategy and the overall needs, composition and size of the Board, as well as the criteria adopted by the Board regarding director qualifications.

> The Nominating & ESG Committee oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity that promotes and supports the Company's long-term strategy.

SUCCESSION PLANNING FOR NASDAQ LEADERSHIP

The Board is committed to positioning Nasdaq for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. Both formally on an annual basis and informally throughout the year in Executive Session, the Nominating & ESG Committee, the Management Compensation Committee, the Board and the President and CEO review the succession planning and leadership development program. This includes a short-term and long-term succession plan for development, retention and replacement of senior officers. These reviews and succession planning discussions take into account desired leadership skills, key capabilities and experience in light of our current and evolving business and strategic direction. Our directors also have exposure to potential internal succession candidates through Board and Committee presentations and discussions, as well as informal events and interactions throughout the year.

In conjunction with the annual report of the succession plan, the President and CEO also reports on Nasdaq's program for senior management leadership development.

In addition, the President and CEO prepares, and the Board reviews, a short-term succession plan that delineates a temporary delegation of authority to certain officers of the Company, if some or all of the senior officers should unexpectedly become unable to perform their duties.

In 2019, the full Board reviewed plans for executive development and talent management at two of its scheduled in-person meetings.

RISK OVERSIGHT

The Board's role in risk oversight is consistent with our leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the Company. The Board is assisted in meeting this responsibility by several Board Committees as described below under "Board Committees." The Audit & Risk

Committee receives regular reports relating to operational compliance with the Company's risk appetite and reviews any deviations, ultimately reporting on them to the Board.

The Board, through the Audit & Risk Committee, sets the Company's risk appetite (i.e., the boundaries within which Nasdaq's management operates while achieving corporate objectives). In addition, the Board reviews and approves the Company's ERM Policy, which mandates ERM requirements and defines employees' risk management roles and responsibilities.

Under our ERM Policy, we employ an ERM approach that manages risk through objective and consistent identification, assessment, monitoring and measurement of significant risks across the Company. We classify risks into the following four broad categories.

- **Strategic and Business Risk:** Risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment.

- **Financial Risk:** Risk to our financial position or ability to operate due to investment decisions and financial risk management practices, in particular as it relates to market, credit, capital and liquidity risks.

- **Operational Risk:** Risks arising from our people, processes and systems and external causes, including, among other things, risks related to transaction errors, financial misstatements, technology, information

The Board's role in risk oversight is consistent with our leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the Company.

security (including cybersecurity), engagement of third parties and maintaining business continuity.

- **Legal and Regulatory Risk:** Exposure to civil and criminal consequences—including regulatory penalties, fines, forfeiture and litigation—while conducting our business operations.

Our management has day-to-day responsibility for: (i) managing risk arising from our activities, including making decisions within stated Board-delegated authority; (ii) ensuring employees understand their responsibilities for managing risk through a "three lines of defense" model; and (iii) establishing internal controls as well as guidance and standards to implement the risk management policy. In the "three lines of defense" model, the first line, consisting of the business units and expert teams (i.e., corporate support units), executes core processes and controls. The second line, consisting of the risk, control and oversight teams, sets policies and establishes frameworks to manage risks. The third line, which is the Internal Audit Department, provides an independent review of the first and second lines.

Our Global Risk Management Committee, which includes senior executives, assists the Board in its risk oversight role, ensuring that the ERM framework is appropriate and functioning as intended and the level of risk assumed by the Company is consistent with Nasdaq's strategy and risk appetite.

We also have other limited-scope management risk committees that address specific risks, geographic areas and/or subsidiaries. These risk management committees, which include representatives from business units and expert teams, monitor current and emerging risks within their purview to ensure an appropriate level of risk. Together, the various management risk committees facilitate timely escalation of issues to the Global Risk Management Committee, which escalates critical issues to the Board. These risk management committees include the following.

- The Nasdaq Regulatory Capital Committee oversees the global regulatory capital framework for our regulated entities and the level of regulatory capital risk.
- The Compliance Council identifies, monitors and addresses regulatory and corporate compliance risks.
- The Global Technology Risk Committee oversees technology risks within our strategic products and applications.

Nasdaq's Group Risk Management Department oversees the ERM framework, supports its implementation and aggregates and reports risk information.

Below is a graphic representation of our risk oversight structure.

NASDAQ RISK OVERSIGHT STRUCTURE



BOARD LEADERSHIP STRUCTURE

In accordance with our Corporate Governance Guidelines, we separate the roles of Nasdaq Chairman of the Board and Nasdaq President and CEO. Our Chairman of the Board is an independent director. We believe that this separation of roles and allocation of distinct responsibilities to each role facilitates communication between senior management and the full Board about issues such as corporate governance, management development, succession planning, executive compensation and the Company's performance.

Nasdaq's President and CEO, Adena T. Friedman, has over 20 years' experience in the securities industry. She is responsible for the strategic direction, day-to-day leadership and performance of Nasdaq. The Chairman of Nasdaq's Board, Michael R. Splinter, brings to the Board leadership experience as a public company CEO. The Chairman provides guidance to the President and CEO, presides over Board meetings, including Executive Sessions, and serves as a primary liaison between the President and CEO and other directors.

> We believe that the separation of the roles of Chairman of the Board and President and CEO and allocation of distinct responsibilities to each role facilitates communication between senior management and the full Board about issues such as corporate governance, management development, succession planning, executive compensation and the Company's performance.

BOARD DIVERSITY

60%

OF THE BOARD IS DIVERSE IN TERMS

OF GENDER, ETHNICITY OR NATIONALITY

30%
of our Board nominees are female

20%
of our Board nominees are ethnically diverse

20%
of our Board nominees were born outside the U.S.

30%
of our Board nominees work outside the U.S.

BOARD INDEPENDENCE

- **Substantial majority of independent directors.** Nine of our ten director nominees are independent under the listing rules of The Nasdaq Stock Market.
- **Executive Sessions of independent directors.** At each Board meeting, independent directors have the opportunity to meet in Executive Session without Company management present. The independent Chairman of the Board is responsible for chairing the Executive Sessions of the Board and reporting to the President and CEO and Corporate Secretary on any actions taken during Executive Sessions. In 2019, the Board met 14 times in Executive Session.
- **Independent advisors.** Each Committee has the authority and budget to retain independent advisors.

BOARD COMMITTEE INDEPENDENCE AND EXPERTISE

- **Committee independence.** All Board Committees, with the exception of the Finance Committee, are comprised exclusively of independent directors, as required by the listing rules of The Nasdaq Stock Market.
- **Executive Sessions of independent directors.** At each Committee meeting, members of each Board Committee have the opportunity to meet in Executive Session.
- **Financial sophistication and expertise.** Each member of the Audit & Risk Committee is independent as defined in Rule 10A-3, adopted pursuant to the Sarbanes-Oxley Act of 2002, and in the listing rules of The Nasdaq Stock Market. Three members of the Audit & Risk Committee are "audit committee financial experts" within the meaning of SEC regulations and meet the "financial sophistication" standard of The Nasdaq Stock Market.

SHAREHOLDER RIGHTS

- **Annual elections.** All directors are elected annually. Nasdaq does not have a classified Board.
- **Proxy access.** We implemented proxy access by amending our By-Laws to allow a shareholder, or group of shareholders, that owns at least 3% of our outstanding common stock for three years and complies with certain customary requirements, to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials. Candidates nominated pursuant to this provision may constitute up to the greater of two individuals or 25% of the total number of directors then in office for a particular annual meeting of shareholders.
- **Special meetings.** Shareholders representing 15% or more of outstanding shares for one year can convene a special meeting.
- **Majority voting.** We have a majority vote standard for uncontested director elections.



ISS GOVERNANCE QUALITYSCORE: LOWEST LEVEL OF CONCERN

ISS Governance QualityScore Components: Board Structure, Compensation, Shareholder Rights and Audit & Risk Oversight

Nasdaq's Board: By the Numbers in 2019

15
meetings held by the Board

14
times the Board met in Executive Session without management present

48
total Board and Committee meetings

100%
of the directors attended the 2019 Annual Meeting

MEETINGS AND MEETING ATTENDANCE

The Board held 15 meetings during the year ended December 31, 2019, and the Board met in Executive Session without management present during 14 of those meetings. None of the current directors attended fewer than 87% of the meetings of the Board and those Committees on which the director served during the 2019 fiscal year. Nasdaq's policy is to encourage all directors to attend annual and special meetings of our shareholders. All directors attended the 2019 Annual Meeting.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Our director orientation program familiarizes new directors with our businesses, strategies and policies, providing in-person experiences to directly engage with our Executive Leadership Team. We also provide year-round in-person or telephonic tutorials to educate Board members on emerging and evolving initiatives and strategies. Our directors receive frequent updates on recent developments, press coverage and current events that relate to our strategy and business.

Newly elected directors are matched with an experienced director for ongoing mentorship.

Directors regularly attend continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties on the Board and relevant Committees. In 2019, 90% of our directors attended director education programs.

Attendance at these programs provides directors with additional insight into our business and industry and gives them valuable perspective on the performance of our Company, the Board, our President and CEO and members of senior management.

"Nasdaq's comprehensive director orientation program enabled me to have a deep understanding of the business and its strategy early in my directorship. The program also allowed me to interact with all members of the Executive Leadership Team and to discuss their opportunities and challenges."

ALFRED W. ZOLLAR
Director since 2019

BOARD ASSESSMENT PROCESS

We have a three-tiered annual Board assessment process that is coordinated by the Chairman of the Board. The assessment consists of: a full Board evaluation, Committee evaluations and individual director self-assessments and feedback. The Board and all of the Board Committees determine action plans for the next year based on input from the annual assessment. In addition, the Nominating & ESG Committee considers input from the assessment in determining the criteria for potential nominees to the Board.



Board Assessment Process

QUESTIONNAIRE
Written questionnaire for the Board and each Committee solicits director feedback about the effectiveness of the Board and its Committees on an unattributed basis.

DIRECTOR SELF-ASSESSMENT
Candid, one-on-one discussions between the Chairman of the Board and each independent director elicit further input and feedback.

FEEDBACK
A summary of the results of both the questionnaire and the one-on-one discussions is provided to the Board and the Committees.

DISCUSSION AND EVALUATION
The Board and Committees discuss the feedback in Chairman's or Executive Session.

ACTION PLAN
The Board and Committees consider and agree on an action plan to implement changes, policies and procedures in light of the evaluation process, as appropriate.

ONGOING
The Board and Committees regularly monitor progress of any agreed-upon actions.

Shareholder Communication with Directors

Shareholders and other interested parties may contact the Board, the Chairman or other individual Directors by writing us at: **AskBoard@nasdaq.com** or c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.

Governance Documents

Nasdaq's commitment to governance transparency is foundational to our business. This commitment is reflected in our governance documents listed below, which are available on our Investor Relations website at **ir.nasdaq.com**.

Governance Documents	
Amended and Restated Certificate of Incorporation	Finance Committee Charter
Audit & Risk Committee Charter	Management Compensation Committee Charter
Board of Directors Duties & Obligations	Nominating & ESG Committee Charter
By-Laws	Procedures for Communicating with the Board of Directors
Corporate Governance Guidelines	



Our Ethical Culture

Code of Ethics: Board and Employees

At Nasdaq, we believe that ethical business practices are a critical element of our corporate culture. For example, one of our core corporate values is to "Lead with Integrity." This includes the expectation that everyone working for Nasdaq, from our directors to employees to contractors working on our behalf, demonstrate honesty and ethics in all workplace interactions. We believe our ethical culture enables us to build trusting relationships with our shareholders, customers and communities, and efficiently manage compliance risk.

Given the diversity and geographic scope of Nasdaq's business, we maintain an ethics program, along with a variety of compliance programs designed to support our ethical culture, and tailored to meet our compliance obligations. At an enterprise level, our corporate ethics and compliance program is built around the following pillars, which are derived from government and industry best practices.

EXECUTIVE AND BOARD LEADERSHIP

Board and top management oversight with reporting channel to top management and Board for concerns

POLICIES, PROCEDURES AND CONTROLS

Policies, procedures and controls to support compliance

RISK ASSESSMENT

Prioritization and reallocation of resources based on assessment of compliance risks

OUTREACH AND TRAINING

Expectations communicated and staff trained in an appropriate manner

MONITORING, AUDIT AND RESPONSE

Measures to monitor misconduct and program effectiveness with investigation and resolution of issues

> At Nasdaq, we believe that ethical business practices are a critical element of our corporate culture.

EXECUTIVE AND BOARD LEADERSHIP

Our corporate ethics and compliance programs have the support of our senior management and are subject to regular oversight by the Audit & Risk Committee, as set forth in its charter.

Executive Leadership Team members and certain corporate committees provide top-level management of compliance obligations and support our global compliance program. For example, we have an enterprise-level Compliance Council, which is chaired by our EVP and Chief Legal and Regulatory Officer, to oversee our corporate ethics program and primary compliance risks. Additionally, compliance risks and obligations are monitored by our Global Risk Management Committee, chaired by our EVP, Corporate Strategy and CFO.

At an operational level, we maintain dedicated compliance teams of experienced professionals to manage daily activities. In addition to a team that supports our enterprise-wide programs, we also have teams that are specific to our individual lines of business or regulated entities, such as our broker-dealer subsidiaries.

POLICIES, PROCEDURES AND CONTROLS

Nasdaq's Code of Ethics and related policies are applicable to all of our directors, employees (including the principal executive officer, the principal financial officer and the controller and principal accounting officer) and other associates. We also have a separate Nasdaq Code of Conduct for the Board, which contains supplemental provisions specifically applicable to directors. These codes and policies include specific requirements related to our ethical standards, conflicts of interest disclosure, self-regulatory organization status, regulatory transparency, whistleblowing and compliance with securities trading requirements, antitrust laws, anti-corruption requirements and trade control laws. These codes and policies are supplemented by policies specific to certain legal entities or business areas.

We maintain procedures, systems and controls to support the key requirements of our internal policies. These procedures, systems and controls help document compliance with core policy requirements and ensure that requirements are met. They also help in preventing and detecting potential violations of our policies and compliance requirements.

We post amendments to and intend to post waivers (to the extent applicable to the principal executive officer, the principal financial officer or the controller and principal accounting officer) from the Nasdaq Code of Ethics or the Nasdaq Code of Conduct for the Board on our Investor Relations website. We also will disclose amendments or waivers to the codes in any manner otherwise required by the standards applicable to companies listed on The Nasdaq Stock Market.

RISK ASSESSMENT

We conduct regular assessments of compliance risk. In assessing compliance risk, we consider various factors, including regulatory trends and expectations, client requirements and expectations, the evolution of our business operations and best practices published by industry associations and peers. Our risk assessments seek to account for trends in the business environment and our strategic business goals. Results of these assessments are reported to senior management and used to help develop compliance program strategies and prioritize activities.

The Audit & Risk Committee receives quarterly updates on significant regulatory, compliance and enforcement risks, semi-annual updates on the Company's ethics program and ad hoc reports on significant issues.

Our risk assessments also contribute to our annual process in which senior management and the Board of Directors

review the Code of Ethics and related policies, as well as the Code of Conduct for the Board. As part of this process, we adopt modifications to the codes and policies to address new or emerging risks or requirements.

OUTREACH AND TRAINING

We conduct regular training and publish information on our intranet to help our employees stay current on ethics and compliance topics and understand how to apply requirements in specific situations. Training includes: onboarding training for new hires and staff from acquired companies; Company-wide "Ethics in Action" webinars that address topical issues; and targeted training sessions that address specific requirements for a regional office or team. Each year, we publish information on our Code of Ethics and policy changes after their adoption by the Board of Directors. Following this publication, each employee is required to formally certify that he/she will adhere to the updated Code of Ethics and policies.

MONITORING AND RESPONSE

To provide assurance that our ethics and compliance standards are being met, we undertake regular compliance testing and monitoring for identified risk areas, conduct periodic audits to review the design and control effectiveness of certain compliance programs and respond to individual situations where potential non-compliance is detected or reported. In addition to consulting with the business units and managing compliance programs, our compliance teams monitor ongoing compliance through different means, including, where relevant, transaction risk scoring and individualized testing. Additionally, our internal audit team develops a risk-based work plan that includes audits of compliance areas and reports the results of these audits to senior management and the Board.

If a compliance concern is identified, we conduct a review to ascertain relevant facts, reach conclusions and, if appropriate, take corrective action, including, if required, disclosure to regulatory bodies. We review significant allegations to determine whether the incident was an isolated occurrence or reflective of an ongoing pattern of conduct. We also incorporate investigation outcomes into policy enhancements, training and outreach programs and control improvements.

SpeakUp! Program

A cornerstone of our ethics program is our SpeakUp! Program. Under our SpeakUp! Program, employees, contractors and third parties doing business with Nasdaq have multiple channels for raising ethics and compliance concerns or allegations of misconduct. These channels include directly contacting our Global Ethics Team through a dedicated email address and phone line, and reporting through our SpeakUp! Line, a whistleblower hotline that enables individuals to make anonymous reports. As detailed in our Code of Ethics, Nasdaq does not tolerate retaliation against anyone who reports potential misconduct regardless of the reporting channel used.

The SpeakUp! Line and its supporting procedures enable compliance with global financial reporting and whistleblower laws. The Audit & Risk Committee receives regular reporting on the SpeakUp! Program, and significant financial reporting matters are promptly referred to the Audit & Risk Committee Chair. As detailed above, all allegations of misconduct are investigated by Nasdaq.

Ethics Documents

Nasdaq's commitment to integrity and ethical business practices is foundational to our business. This commitment is reflected in our ethics documents listed below, which are available on our Investor Relations website at **ir.nasdaq.com**.

Ethics Documents

Code of Conduct for the Board of Directors

Code of Ethics
- SpeakUp! Program
- Diversity, Equality and Inclusion
- Conflicts of Interest
- Gifts, Business-Related Events & Anti-Bribery and Corruption
- Global Trading Policy
- Confidentiality, Privacy and External Communications
- Antitrust
- Self-Regulatory Organization Obligations
- Accurate Reporting and Disclosure
- Sanctions, Export and Trade Control Compliance
- Ethical Vendor and Expense Management

Our Culture Journey and Mission

We are an agile and innovative financial technology company that is collaborative and focused on the needs of our clients, shareholders and stakeholders.

In 2017, we initiated a comprehensive review of Nasdaq's strategy and businesses that resulted in a strategic pivot for the organization. To augment our strategic positioning, we analyzed attributes of our culture and identified ways to enrich it.

In 2018, as we executed on our strategic pivot, we took action to enhance our culture and encourage its evolution, in line with our corporate strategy. We focused on initiatives related to employee development and re-skilling, leadership training, overall workforce wellness and diversity.

In 2019, we implemented programs and introduced frameworks to more directly transform our culture. We seek frequent feedback on these initiatives, and are inspired by the progress we see – the journey continues.



2019 and Beyond
Implementation and Evaluation

- Refreshed the Company values to align with strategy
- Introduced short "pulse" engagement surveys several times a year
- Launched new global recognition program
- Enhanced performance management including individual objectives, development and behaviors
- Introduced new leadership development curriculum
- Focused on professional development and careers
- Increased efforts on diversity in our recruitment, hiring and employment practices
- Delivered 10 Ethics in Action webinars complemented by bespoke ethics training materials
- Focused on enhancing our new hire onboarding experience
- Expanded to 10 Employee Networks, all with Executive Sponsors



2018
Development

- Introduced employee "Listening Tour" in various offices
- Relaxed our dress code
- Formed new Employee Experience team
- Developed an Employer Value Proposition
- Included culture-related messages in communications from leadership
- Held unconscious bias training for employees
- Delivered 11 Ethics in Action webinars on corporate compliance and ethics topics
- Grew to a total of seven Employee Networks, with Executive Sponsors



2017
Analysis

- Refreshed Nasdaq vision and mission
- Placed innovation and client focus at the heart of Nasdaq's mission
- Launched new Diversity, Inclusion & Belonging team
- Piloted Ethics in Action webinar series
- Sponsored two Employee Networks

Enterprise-Wide Approach to ESG

Nasdaq is committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We aim to operate responsibly while managing risks and using our resources efficiently.

The information below describes our ESG program and policies, environmental initiatives, social initiatives and focus on entrepreneurship. To learn more about Nasdaq's corporate governance, visit page 26.

ESG Program and Policies

Our ESG mission is to serve our clients, shareholders, employees and the communities we impact through effective and sustainable practices.

The Nominating & ESG Committee has formal responsibility and oversight for environmental and social policies and programs and receives regular reporting on key environmental and social matters and initiatives.

Our internal ESG Working Group is co-chaired by executive leaders and comprised of geographically diverse representatives from multiple business units. The ESG Working Group serves as the central oversight body for our environmental and social strategy.

Nasdaq's environmental and social policies, programs and practice statements include the following.

ESG Documents
Anti-Discrimination and Anti-Harassment Policy
Employee Handbooks
The Nasdaq Environmental Practices Statement
The Nasdaq Human Rights Practices Statement
The Nasdaq Information Protection and Privacy Practices Statement
Supplier Code of Ethics

Environmental Initiatives

The key components of our environmental initiatives include: strategically optimizing our real estate and facilities footprint; improving the accessibility of our offices and the preservation of natural resources; empowering and educating our employees; monitoring vendors and suppliers and partnering with those who share our values; producing ESG-focused products for clients and listed companies; and serving as an ESG thought leader for the capital markets and the public.

Strategically Optimizing Our Real Estate and Facilities Footprint, Improving the Accessibility of Our Offices and the Preservation of Natural Resources

- We aspire to achieve a Green Building Council Certification for all new large office construction. Our MarketSite Client Experience Center was awarded a Green Building LEED Gold Certification in 2019.
- In 2019, we launched a new Carbon Neutral Program to reduce and offset the carbon footprint of our global office and data center portfolio, corporate travel and postal distribution, among other areas, through the purchase of renewable energy credits and carbon offsets.
- In 2019, we launched a new program to reduce single-use items from our office pantries by replacing those items with reusable or recyclable products.
- When possible, our offices are located near public transportation or electric car charging stations.
- In many locations, we have a longstanding practice of offering employees pre-tax public transportation passes, allowances or subsidies.
- Our Environmental Practices Statement emphasizes our commitment to act as a responsible corporate citizen endeavoring to lessen our environmental impact and make our operations environmentally efficient.

Empowering and Educating Our Employees

- One of our Employee Networks, the Green Team, brings together Nasdaq employees who are passionate and knowledgeable about the environment and who want to make a difference in their office and community.
- We offer employee awareness trainings on ESG topics, such as supply chain, consumption, waste reduction/recycling, travel and what individuals can do to impact their community.

Monitoring Vendors and Suppliers and Partnering with Those Who Share Our Values

- We encourage suppliers to adopt sustainability and environmental practices in line with our published Environmental Practices Statement and our Supplier Code of Ethics.
- To the extent practical and feasible, we expect suppliers to provide us with information to support our reporting and transparency commitments related to sustainability and environmental impacts.

"I have immense pride in the culture and core values at Nasdaq, where I see them in action every day. Our employees are driven to fuel client success by delivering capital markets and analytics products and services that enable our clients to excel in navigating the public and private markets globally."

Adena T. Friedman
President & CEO

Producing ESG-Focused Products for Clients and Listed Companies

- We have a robust ESG-themed index family and offer ESG futures based on the OMXS30 ESG Responsible Index in Sweden. The product is the first exchange-listed and ESG-compliant index future in the world.

- In addition, our Corporate Services business offers a range of ESG offerings for corporate clients. For further information on those products and services, see "Nasdaq's ESG Products and Services for Corporate Clients" on page 64.

Serving as an ESG Thought Leader for the Capital Markets and the Public

- The Nasdaq ESG Reporting Guide (now in its second edition) serves as a baseline template for Nasdaq listed companies and reinforces the business case for voluntary disclosure. Nasdaq itself voluntarily reports many of the metrics outlined in the Guide.

- Through our Green Voices of Nasdaq campaign, investors and issuers talk about leveraging the green bond market to support sustainable development.

- Nasdaq has also been at the forefront of many different ESG-related projects, working groups and industry initiatives, including:

  - the UN Sustainable Stock Exchanges Initiative (founding member);
  - the WFE Sustainability Working Group (founder, chair twice);
  - the UN Global Compact (U.S. Network Board Member);
  - the Global Sustainability Standards Board;
  - the SASB Advisory Board;
  - the Boston College Center for Corporate Citizenship; and
  - the Impact2030 Metrics Council (chair).

SERVICE HOURS VOLUNTEERED BY NASDAQ ASSOCIATES IN 2019

4,700+

Social Initiatives

The key components of our social ESG initiatives include our people practices (human capital management), our Nasdaq GoodWorks corporate responsibility program and our safety and security standards.

Our People Practices (Human Capital Management)

- Attracting, developing, and motivating the best people is critical to our success, and therefore fostering a compelling and differentiated organizational culture is fundamental to the execution of our long-term growth strategy.

- We strive to create a working environment where employees feel respected and valued for their contributions. We have invested in a new employee recognition program and enhanced the ability for employees to set their own work objectives in line with the Company's goals.

- In addition, Nasdaq has fostered a sense of empowerment, such that employees are able to self-organize Employee Networks and events. See page 122 for additional details on our Employee Networks. We hosted an LGBTQ leadership conference in 2019, attended by nearly 150 organizations, including the United Nations, Blackrock, Microsoft and Walmart, and we attained a 100% Corporate Equality Score from the Human Rights Campaign Foundation. We delivered on the Parity Pledge not only by interviewing, but also hiring, female candidates for at least 50% of our vice president and above positions advertised externally. We also signed the Hispanic Promise and increased under-represented minorities in our U.S. workforce.

- We strive to provide an inspiring, impactful and dynamic experience to all of our employees. We invest in our employees to ensure we remain an employer of choice and to inspire leadership, creativity, execution and personal growth. In our daily work, we value and reward client focus, integrity, collaboration, expertise and accountability, and we reinforce these values by embedding them into our programs, policies and processes.

- The Board, Management Compensation Committee and Nominating & ESG Committee regularly engage with the Executive Leadership Team and People@Nasdaq across a broad range of people and culture topics. In-depth discussions on these topics occur at least twice a year, and specific aspects of these topics are touched upon more frequently. Recent human capital management topics discussed by the Board, the Management Compensation Committee and/or Nominating and ESG Committee include: the alignment of our culture with our corporate strategy; efforts to shape our corporate culture; succession planning; talent development; and our diversity, inclusion and belonging initiatives.

Our Nasdaq GoodWorks Corporate Responsibility Program

- We have committed to supporting the communities in which we live and work by providing eligible full and part-time employees two paid days off per year to volunteer. We also match charitable donations of all employees and contractors up to $1,000, or more in certain circumstances, per calendar year.

- In 2019, Nasdaq organized nearly 230 total volunteer events around the world. More than 550 associates volunteered and contributed over 4,700 service hours. Since the inception of Nasdaq GoodWorks in 2015, annual volunteer hours have increased 520%.

- During 2019, Nasdaq GoodWorks aligned its volunteer initiatives and giving programs each month around one of 17 Global Sustainable Development Goals. These goals aim to create a better world by 2030 through initiatives in ending poverty, improving health and education, fighting inequality and stopping climate change.

Our Safety and Security Standards

- Annually, we review our business continuity policies to ensure the safety of our employees, facilities and critical business functions in case of unforeseen or catastrophic events.

- Our Facility Security Operations Center monitors critical systems, global premises operations and worldwide events to improve situational awareness of breaking news that may have an impact upon Nasdaq employees.

- We use the LiveSafe mobile application, which allows us immediately to contact employees around the world, notify them of a crisis event, check on their well-being and provide prompt guidance and services to help ensure their safety.

Focus on Entrepreneurship

The Nasdaq Entrepreneurial Center is a separate, non-profit organization established with the support of the Nasdaq Educational Foundation. The Nasdaq Entrepreneurial Center's mission is to deliver resources and mentoring to enable entrepreneurs across the globe to realize their potential. To learn more about The Nasdaq Entrepreneurial Center, please visit: **thecenter.nasdaq.org**.

The Nasdaq Educational Foundation is also a separate, non-profit organization. The Foundation's mission is to connect the business, capital and innovative ideas that advance global economies.



5K+   **HOURS OF EDUCATION**



18K+   **ENTREPRENEURS FROM 100+ COUNTRIES BENEFITTED**

61% Are Minority Founders

49% Are Female Founders



Board of
Directors

Proposal 1: Election of Directors

The business and affairs of Nasdaq are managed under the direction of our Board. Our directors have diverse backgrounds, attributes and experiences that provide valuable insights for the Board's oversight of the Company.

Pursuant to our Amended and Restated Certificate of Incorporation and By-Laws and based on our governance needs, the Board may determine the total number of directors. The Board is authorized to have ten directors following our 2020 Annual Meeting.

Each of the ten nominees identified in this Proxy Statement has been nominated by our Nominating & ESG Committee and Board for election to a one-year term expiring at our 2021 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier death, resignation or removal. All nominees have consented to be named in this Proxy Statement and to serve on the Nasdaq Board, if elected.

In an uncontested election, our directors are elected by a majority of votes cast at any meeting for the election of directors at which a quorum is present. This election is an uncontested election, and therefore, each of the ten nominees must receive the affirmative vote of a majority of the votes cast to be duly elected to the Board. Any shares not voted, including as a result of abstentions or broker non-votes, will not impact the vote.

Our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and such resignation will be considered by the Nominating & ESG Committee, which will recommend to the full Board whether or not to accept the resignation. The Board will act on the Committee's recommendation and disclose publicly its decision-making process with respect to the resignation. All of the incumbent directors have submitted an irrevocable resignation.

DIRECTOR NOMINATION PROCESS

The Nominating & ESG Committee maintains an active list of potential board nominees that they continuously review as they consider how our business evolves and expands over time. The Nominating & ESG Committee considers possible candidates suggested by Board and Committee members, investors, industry groups, senior management and other stakeholders. In addition to submitting suggested nominees to the Nominating & ESG Committee, a Nasdaq shareholder may nominate a person for election as a director, provided the shareholder follows the procedures specified in our By-Laws. The Nominating & ESG Committee reviews all candidates in the same manner, regardless of the source of the recommendation. In addition, the Nominating & ESG Committee may engage a third-party search firm from time-to-time to assist in identifying and evaluating qualified candidates.

The Board of Directors unanimously recommends a vote FOR each of the nominees for director.

5.6 YEARS

Average tenure of Nasdaq's director nominees

1-12 YEARS

Range of tenure

We are obligated by the terms of a stockholders' agreement, dated December 16, 2010, between Nasdaq and Investor AB to nominate and generally use best efforts to cause the election to the Nasdaq Board of one individual designated by Investor AB, subject to certain conditions. Mr. Wallenberg is the individual designated by Investor AB as its nominee.

DIRECTOR INDEPENDENCE

Nasdaq's common stock is currently listed on The Nasdaq Stock Market and Nasdaq Dubai. In order to qualify as independent under the listing rules of The Nasdaq Stock Market, a director must satisfy a two-part test. First, the director must not fall into any of several categories that would automatically disqualify the director from being deemed independent. Second, no director qualifies as independent unless the Board affirmatively determines that the director has no direct or indirect relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under the Nasdaq Dubai listing rules and the Markets Rules of the Dubai Financial Services Authority, a director is considered independent if the Board determines the director to be independent in character and judgment and to have no commercial or other relationships or circumstances that are likely to affect, or could appear to impair, the director's judgment in a manner other than in the best interests of the Company.

Based upon detailed written submissions by each director nominee, the Board has determined that all of our director nominees are independent under the rules of each of The Nasdaq Stock Market and Nasdaq Dubai, other than Ms. Friedman. Ms. Friedman is deemed not to be independent because she is Nasdaq's President and CEO.

None of the director nominees are party to any arrangement with any person or entity other than the Company relating to compensation or other payments in connection with the director's or nominee's candidacy or service as a director, other than arrangements that existed prior to the director's or nominee's candidacy.

DIRECTOR CRITERIA, QUALIFICATIONS, EXPERIENCE AND TENURE

In evaluating individual Board nominees, the Nominating & ESG Committee takes into account many factors, including:

- a general and diverse understanding of the global economy, capital markets, finance and other disciplines relevant to the success of a large publicly-traded financial technology company, including cybersecurity;
- a general understanding of Nasdaq's business and technology;
- a client experience orientation;
- the classification requirements under our By-Laws;

- the individual's educational and professional background and personal accomplishments;
- diversity, including factors such as gender, age and geography; and
- an independent mindset that constructively challenges the status quo and provides a strong view of the future.

The Nominating & ESG Committee evaluates each individual candidate in the context of the Board as a whole, with the objective of maintaining a group of directors that can further the success of our businesses, while representing the interests of shareholders, employees and the communities in which the Company operates. In determining whether to recommend a Board member for re-election, the Nominating & ESG Committee also considers the director's participation in and contributions to the activities of the Board, the contents of the most recent Board and director assessment and attendance at meetings.

The Board and the Nominating & ESG Committee believe all director nominees exhibit the characteristics below.

Characteristics Exhibited by Director Nominees
 A commitment to long-term value creation for our shareholders
 An appreciation for shareholder feedback
 High personal and professional ethics
 A proven record of success
 A commitment to the integrity of affiliated self-regulatory organizations
 Sound business judgment
 Leadership experience
 Knowledge of financial services
 Sufficient time to devote to Board service
 An appreciation of multiple cultures and perspectives

In addition, there are other skills, expertise and attributes that we believe should be represented on the Board as a whole, but not necessarily by each director. The table below summarizes these key skills, expertise and attributes. A mark indicates a specific skill, expertise or attribute the director contributes to the Board based on his or her background or experience; however, the lack of a mark does not mean the director does not possess that skill, expertise or attribute. The director biographies below describe each director's qualifications and relevant experience in more detail.

	MELISSA ARNOLDI	CHARLENE BEGLEY	STEVEN BLACK	ADENA FRIEDMAN	ESSA KAZIM	THOMAS KLOET	JOHN RAINEY	MICHAEL SPLINTER	JACOB WALLENBERG	ALFRED ZOLLAR
SKILLS & EXPERTISE										
Capital Markets			•	•	•	•	•	•	•	
Client Experience	•						•			
Cybersecurity	•	•						•		•
Environmental & social	•		•				•	•	•	•
Financial		•	•	•	•	•	•			
FinTech			•	•	•		•	•		
M&A	•	•	•	•		•	•	•	•	•
Public Company Board & Corporate Governance	•	•	•	•	•	•	•	•	•	•
Risk Management	•	•	•	•	•	•	•	•	•	
Strategic Vision & Leadership	•	•	•	•	•	•	•	•	•	•
Technology	•	•						•		•
ATTRIBUTES										
Diverse Backgrounds	•	•		•	•				•	•
Willingness to Challenge the Status Quo and Provide a Strong View of the Future	•	•	•	•	•	•	•	•	•	•

SKILLS, EXPERTISE & ATTRIBUTES KEY:

Skills and Expertise:

Capital Markets: The capital markets landscape is changing rapidly. Deep industry knowledge of the complexity of the evolving landscape helps us execute on our strategy, expand client relationships, accelerate growth and deliver strong shareholder returns.

Client Experience: We are focused on strengthening client relations and advocating on behalf of our clients. We seek nominees with a client-centric mentality, who have expertise in enhancing and transforming customer service experiences.

Cybersecurity: As a technology infrastructure provider, we view cybersecurity skills as essential to oversee the safe and secure functioning of our capital markets infrastructure, data, technology and other internal assets.

Environmental & Social: We are committed to integrating sustainability into our everyday actions to help create long-term value for our shareholders, our employees and the communities in which we operate. Experience with environmental and social matters at other organizations strengthens our Board's review and oversight of our own sustainability initiatives.

Financial: As we continue to execute on our corporate strategy, we seek nominees with a deep understanding of the financial metrics we are using to assess the merits of strategic opportunities, as well as the accounting metrics we are using to measure and report operating performance.

FinTech: As we continue to develop our core markets and global technology offerings, experience with financial

technology, the industry and the power of innovation will help us execute our strategic pivot and become a leader in FinTech solutions to capital markets and beyond.

M&A: As we reallocate capital towards technology and analytics product areas while sustaining marketplace foundations, we frequently evaluate tactical and strategic M&A transactions and seek nominees with experience in assessing and executing on these opportunities.

Public Company Board & Corporate Governance: Public company board experience yields practical skills and an understanding of regulatory requirements and best practices for public company governance. We are committed to strong corporate governance as it furthers the long-term interests of shareholders by promoting Board and management accountability and building public trust in the Company.

Risk Management: Operating in a complex regulatory and risk environment necessitates skillful oversight of the identification, evaluation and prioritization of risks and the development of comprehensive policies and procedures to effectively mitigate risk and manage compliance.

Strategic Vision and Leadership: Strategic vision assists the Board in evaluating our corporate strategy and strategic initiatives. Experience in a leadership position provides practical insight into the skills needed to advance the corporate strategy and enhances the ability to recognize those skills in others.

Technology: We are committed to establishing Nasdaq as an innovative technology leader and to enhancing our technology presence across capital markets and beyond. Nominees with experience in traditional, new and emerging technologies will be valuable additions to our Board, in particular as we continue to implement and encourage adoption of the Nasdaq Financial Framework.

Attributes:

Diverse Attributes: Diverse backgrounds lead to diverse perspectives. We are committed to ensuring diverse backgrounds are represented on our board and throughout our organization to further the success of our business and best serve the diverse communities in which we operate.

Willingness to Challenge the Status Quo and Provide a Strong View of the Future: We seek nominees with innate and learned business acumen that will constructively question staff initiatives, guide the Company forward with strategic vision and practiced insight and position Nasdaq to catch the "next wave" of disruptive innovation.

OUR DIRECTOR NOMINEES



MELISSA M. ARNOLDI

Age: 47
Director Since: 2017
Other Public Company Boards: None
Board Committees: Management Compensation
Country of Birth: United States

Ms. Arnoldi has been CEO of Vrio Corp., AT&T's Latin America digital entertainment services business, which operates under the SKY brand in Brazil and the DIRECTV brand elsewhere, since August 2018. Ms. Arnoldi has served in various capacities at AT&T Inc., a telecommunications company, since 2008, including: President of Technology & Network Operations at AT&T Communications from August 2017 to August 2018; President and CIO of Technology Development at AT&T Services, Inc. from September 2016 to August 2017; SVP, Technology Solutions & Business Strategy, from December 2014 to September 2016; VP, IT Strategy & Business Integration, from December 2012 to December 2014; and AVP, IT from January 2008 to December 2012. Prior to AT&T, Ms. Arnoldi was a partner in the Communications & High Technology Industry Group at Accenture Ltd. from 2006 to 2008, serving in various other capacities from 1996 to 2008.



CHARLENE T. BEGLEY

Age: 53
Director Since: 2014
Other Public Company Boards: Hilton Worldwide Holdings, Inc.
Board Committees: Audit & Risk, Management Compensation
Country of Birth: United States

Ms. Begley served in various capacities for the General Electric Company, a diversified infrastructure and financial services company, from 1988 to 2013. Ms. Begley served in a dual role as SVP and CIO, as well as President and CEO of GE's Home and Business Solutions Office, from January 2010 to December 2012. Previously, Ms. Begley served as President and CEO of GE's Enterprise Solutions from 2007 to 2009. At GE, Ms. Begley served as President and CEO of GE Plastics and GE Transportation. She also led GE's Corporate Audit staff and served as CFO for GE Transportation and GE Plastics Europe and India. Ms. Begley is the Chair of the Hilton audit committee and a member of the Hilton nominating and governance committee. Ms. Begley served on the boards of WPP plc from 2013 until 2017 and Red Hat, Inc. from 2014 until 2019.



STEVEN D. BLACK

Age: 67
Director Since: 2011
Other Public Company Boards: None
Board Committees: Management Compensation (Chair) and Nominating & ESG
Country of Birth: United States

Mr. Black has been Co-CEO of Bregal Investments, a private equity firm, since September 2012. He was the Vice Chairman of JP Morgan Chase & Co. from March 2010 to February 2011 and a member of the firm's Operating and Executive Committees. Prior to that position, Mr. Black was the Executive Chairman of JP Morgan Investment Bank from October 2009 to March 2010. Mr. Black served as Co-CEO of JP Morgan Investment Bank from 2004 to 2009. Mr. Black was the Deputy Co-CEO of JP Morgan Investment Bank from 2003 to 2004. He also served as head of JP Morgan Investment Bank's Global Equities business from 2000 to 2003 following a career at Citigroup and its predecessor firms. Mr. Black was a member of the board of directors of The Bank of New York Mellon Corporation from 2018 to 2019.



ADENA T. FRIEDMAN

Age: 50
Director Since: 2017
Other Public Company Boards: None
Board Committees: Finance
Country of Birth: United States

Ms. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.



ESSA KAZIM

Age: 61
Director Since: 2008
Other Public Company Boards: Dubai Financial Market PJSC
Board Committees: Finance
Country of Birth: United Arab Emirates

H.E. Kazim has been Governor of the Dubai International Financial Center since January 2014. Since 2006, he has served as Chairman of Borse Dubai and Chairman of the Dubai Financial Market. H.E. Kazim began his career as a Senior Analyst in the Research and Statistics Department of the UAE Central Bank in 1988 and then he moved to the Dubai Department of Economic Development as Director of Planning and Development in 1993. He was then appointed Director General of the Dubai Financial Market from 1999-2006. H.E. Kazim is Deputy Chairman of the Supreme Legislation Committee in Dubai and a member of the Supreme Fiscal Committee of Dubai.



THOMAS A. KLOET

Age: 61
Director Since: 2015
Other Public Company Boards: None
Board Committees: Audit & Risk (Chair), Nominating & ESG
Country of Birth: United States

Mr. Kloet was the first CEO and Executive Director of TMX Group Limited, the holding company of the Toronto Stock Exchange; TSX Venture Exchange; Montreal Exchange; Canadian Depository for Securities; Canadian Derivatives Clearing Corporation and the BOX Options Exchange, from 2008 to 2014. Previously, he served as CEO of the Singapore Exchange and as a senior executive at Fimat USA (a unit of Société Générale), ABN AMRO and Credit Agricole Futures, Inc. He also served on the Boards of CME and various other exchanges worldwide. Mr. Kloet is a CPA and a member of the AICPA. He was inducted into the FIA Hall of Fame in March 2015. Mr. Kloet serves as Chairman of the Board of Trustees of Northern Funds, which offers 43 portfolios, and Northern Institutional Funds, which offers 7 portfolios. Mr. Kloet also chairs the Boards of Nasdaq's U.S. exchange subsidiaries.



JOHN D. RAINEY

Age: 49
Director Since: 2017
Other Public Company Boards: None
Board Committees: Audit & Risk, Finance (Chair)
Country of Birth: United States

Mr. Rainey joined PayPal Holdings, Inc., a technology platform and digital payments company, in August 2015 and serves as the company's CFO and EVP of Global Customer Operations. In this role he oversees all of the company's finance functions, as well as leading its customer service centers around the world, including Global Customer Service, Decision and Analytics Management functions, as well as the Global Internal Controls & Complaints Center of Excellence. Prior to this dual role, he served as the company's CFO from August 2015 to January 2018. Before joining PayPal, Mr. Rainey was EVP and CFO of United Airlines from April 2012 to August 2015. From October 2010 to April 2012, Mr. Rainey was SVP of Financial Planning and Analysis at United Airlines. Mr. Rainey served in various positions in finance at Continental Airlines prior to the merger of United and Continental.



MICHAEL R. SPLINTER

Age: 69
Director Since: 2008
Other Public Company Boards: TSMC, Ltd.
Board Committees: Management Compensation, Nominating & ESG (Chair)
Country of Birth: United States

Mr. Splinter was elected Chairman of Nasdaq's Board effective May 10, 2017. He is a business and technology consultant and the co-founder of WISC Partners, a regional technology venture fund. He served as Executive Chairman of the Board of Directors of Applied Materials, a leading supplier of semiconductor equipment from 2009 until he retired in June 2015. At Applied Materials, he was also President and CEO. An engineer and technologist, Mr. Splinter is a 40-year veteran of the semiconductor industry. Prior to joining Applied Materials, Mr. Splinter was a long-time executive at Intel Corporation. Mr. Splinter was elected to the National Academy of Engineers in 2017. Mr. Splinter is a member of TSMC's audit and compensation committees. He also was a director of Meyer Burger Technology Ltd. from 2017 to 2019.



JACOB WALLENBERG

Age: 64
Director Since: 2018
Other Public Company Boards: ABB Ltd; Investor AB; Telefonaktiebolaget LM Ericsson
Board Committees: Nominating & ESG
Country of Birth: Sweden

Mr. Wallenberg has been Chairman of the Board of Investor AB since 2005. Previously, he served as Vice Chairman of Investor AB from 1999 to 2005 and as a member of Investor AB's Board since 1988. Mr. Wallenberg was the President and CEO of Skandinaviska Enskilda Banken AB in 1997 and the Chairman of its Board of Directors from 1998 to 2005. Mr. Wallenberg also was EVP and CFO of Investor AB from 1990 to 1993. Mr. Wallenberg is a member of the governance and nomination committee at ABB Ltd, the audit and risk and remuneration committee at Investor AB and the finance committee at Telefonaktiebolaget LM Ericsson. Mr. Wallenberg was Vice Chairman of the Board of SAS AB from 2001 to 2018.



ALFRED W. ZOLLAR

Age: 65
Director Since: 2019
Other Public Company Boards: Public Service Enterprise Group Incorporated; The Bank of New York Mellon Corporation
Board Committees: Audit & Risk
Country of Birth: United States

Mr. Zollar has been an Executive Partner at Siris Capital Group, LLC, a private equity firm, since February 2014. Mr. Zollar served as General Manager of the Tivoli Software division of International Business Machines Corporation, a provider of information technology, products and services, from July 2004 to January 2011. He held numerous other roles at IBM, including General Manager of IBM iSeries and General Manager of IBM Lotus Software. Mr. Zollar is a member of the PSEG and The Bank of New York Mellon audit committees, the Chair of The Bank of New York Mellon technology committee, the Chair of the PSEG finance committee and a member of the PSEG fossil and nuclear generation operations oversight committees. Mr. Zollar served as a director of The Chubb Corporation from 2001 until 2016 and of Red Hat, Inc. from 2018 until 2019.

Board Committees

Our Board has four standing Committees: an Audit & Risk Committee, a Finance Committee, a Management Compensation Committee and a Nominating & ESG Committee. Each of these Committees, other than the Finance Committee, consists exclusively of independent directors. The Chair of each Committee reports to the Board in Chairman's Session or Executive Session on the topics discussed and actions taken at each meeting. Each of these Committees operates under a written charter that includes the Committee's duties and responsibilities.

A description of each standing Committee is included on the following pages.

AUDIT & RISK COMMITTEE

Key Objectives:

- Oversees Nasdaq's financial reporting process and reviews the disclosures in the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and quarterly earnings releases.
- Appoints, retains, approves the compensation of and oversees the independent registered public accounting firm.
- Assists the Board by reviewing and discussing the quality and integrity of accounting, auditing and financial reporting practices at Nasdaq, including assessing the staffing of employees in these functions.
- Assists the Board by reviewing the adequacy and effectiveness of internal controls and the effectiveness of Nasdaq's ERM and regulatory programs.
- Reviews and approves or ratifies all related party transactions, as further described below under "Certain Relationships and Related Transactions."
- Assists the Board in reviewing and discussing Nasdaq's Global Ethics and Compliance Program, SpeakUp! Program and confidential whistleblower process.
- Assists the Board in its oversight of the Internal Audit function.
- Reviews and recommends to the Board for approval the Company's regular dividend payments.
- Updates the Board on discussions and decisions from the Audit & Risk Committee meetings.

2019 Highlights:

- Conducted a detailed review of the independent auditor relationship, reviewed proposals from several accounting firms, evaluated the proposals based on detailed selection criteria and ultimately recommended the retention of Ernst & Young LLP as the Company's independent auditor. For further information on the Audit & Risk Committee's review of the independent auditor relationship, see "Audit & Risk Committee Matters–Annual Evaluation and 2020 Selection of Independent Auditors."
- Reviewed non-GAAP disclosures, impairment assessments and the impact or potential impact of changes in various accounting standards, including ASU 2016-13, "Measurement of Credit Losses on Financial Instruments."
- Received regular updates on emerging information security issues from the CIO and Chief Information Security Officer.

In 2019, we changed the name of the Nominating & Governance Committee to the Nominating & ESG Committee and expanded the mandate of that Committee to include oversight of environmental and social issues. In 2020, we also changed the name of the Audit Committee to the Audit & Risk Committee to reflect that Committee's role in risk oversight.



Thomas A. Kloet (Chair)



Charlene T. Begley



John D. Rainey



Alfred W. Zollar

- Discussed informational reports on:
    - the ongoing enhancement of the governance and operations of Nasdaq Clearing;
    - Nasdaq's compliance initiatives with respect to the International Organization of Securities Commissions' Principles for Financial Benchmarks and the European Union's Benchmark Regulation;
    - Nasdaq's insider threat program;
    - Nasdaq's fraud management program; and
    - Nasdaq's compliance with the General Data Protection Regulation.

Risk Oversight Role:
- Reviews the systems of internal controls, financial reporting and the Global Ethics and Compliance Program.
- Reviews the ERM program, including policy, structure and process.

Independence:
- Each member of the Audit & Risk Committee is independent as defined in Rule 10A-3, adopted pursuant to the Sarbanes-Oxley Act of 2002, and in the listing rules of The Nasdaq Stock Market. The Board determined that Messrs. Kloet and Rainey and Ms. Begley are "audit committee financial experts" within the meaning of SEC regulations. Each also meets the "financial sophistication" standard of The Nasdaq Stock Market.

MEETINGS IN 2019

"The success of our business depends on our ability to keep up with rapid technology changes; as we embrace innovation to meet our changing customer needs, we deploy new control methods to mitigate the associated risks."

THOMAS A. KLOET
Chairman of the Audit & Risk Committee

FINANCE COMMITTEE

Key Objectives:
- Reviews and recommends, for approval by the Board, the capital plan of the Company, including the plan for repurchasing shares of the Company's common stock and the proposed dividend plan.
- Reviews and recommends, for approval by the Board, significant mergers, acquisitions and business divestitures.
- Reviews and recommends, for approval by the Board, significant capital market transactions and other financing arrangements.
- Reviews and recommends, for approval by the Board, significant capital expenditures, lease commitments and asset disposals, excluding those included in the approved annual budget.

2019 Highlights:
- Conducted a comprehensive review of the capital plan for Board approval.
- Evaluated the divestiture of the BWise enterprise governance, risk and compliance software platform.
- Reviewed and recommended, for Board approval, the refinancing of the Company's 5.55% Senior Notes due 2020.

Risk Oversight Role:
- Monitors operational and strategic risks related to Nasdaq's financial affairs, including capital structure and liquidity risks.
- Reviews the policies and strategies for managing financial exposure and certain risk management activities of Nasdaq's treasury function.


John D. Rainey (Chair)


Adena T. Friedman


Essa Kazim


Lars R. Wedenborn

MEETINGS IN 2019

"The oversight of capital allocation, liquidity and risks related to Nasdaq's financial affairs is an essential component of ensuring we continue to deliver value to shareholders."

JOHN D. RAINEY
Chairman of the Finance Committee

"We ensure executives have a significant stake in the long-term financial success of the Company, aligned with the shareholder experience. Our formula-driven annual incentive compensation program is directly linked to corporate and business unit financials and strategic objectives."

STEVEN D. BLACK
Chairman of the Management Compensation Committee

MANAGEMENT COMPENSATION COMMITTEE

Key Objectives:
- Establishes and annually reviews the executive compensation philosophy and strategy.
- Reviews and approves the executive compensation and benefit programs applicable to Nasdaq's executive officers, including the base salary, incentive compensation and equity awards. Any executive compensation program changes solely applicable to the President and CEO and CFO are submitted to the Board for final approval.
- Reviews and approves the performance goals for executive officers. For the President and CEO and CFO, these items are referred to the Board for final approval.
- Reviews and approves the base salary and incentive compensation for those non-executive officers with target total cash compensation in excess of $1,000,000 or an equity award valued in excess of $600,000.
- Evaluates the performance of the President and CEO, together with the Nominating & ESG Committee.
- Reviews the succession and development plans for executive officers and other key talent.
- Establishes and annually monitors compliance with the mandatory stock ownership guidelines.
- Reviews the results of any shareholder advisory votes on executive compensation and any other feedback that may be garnered through the Company's ongoing shareholder engagement.

2019 Highlights:
- Reviewed the effectiveness of the annual and long-term incentive plans and approved enhancements for 2020 to continue to support Nasdaq's strategy and structure.
- Reviewed the succession and development plans for all EVPs and SVPs.

Risk Oversight Role:
- Monitors the risks associated with elements of the compensation program, including organizational structure, compensation plans and goals, succession planning, organizational development and selection processes.
- Evaluates the effect the compensation structure may have on risk-related decisions.

Independence:
- Each member of the Management Compensation Committee is independent and meets the additional eligibility requirements set forth in the listing rules of The Nasdaq Stock Market.

MEETINGS IN 2019



Steven D. Black (Chair)



Melissa M. Arnoldi



Charlene T. Begley



Michael R. Splinter

NOMINATING & ESG COMMITTEE

Key Objectives:

- Determines the skills and qualifications necessary for the Board, develops criteria for selecting potential directors and manages the Board refreshment process.
- Identifies, reviews, evaluates and nominates candidates for annual elections to the Board.
- Leads the annual assessment of effectiveness of the Board, Committees and individual directors.
- Together with the Management Compensation Committee, leads the annual performance assessment of the President and CEO.
- Identifies and considers emerging corporate governance issue and trends.
- Reviews feedback from engagement sessions with investors and determines follow-up actions and plans.
- Monitors Company compliance with corporate governance requirements and policies.
- Reviews and recommends the Board and Committee membership and leadership structure.
- Reviews and recommends to the Board candidates for election as officers with the rank of EVP or above.
- Oversees environmental and social matters as they pertain to the Company's business and long-term strategy, and identifies and brings to the attention of the Board current and emerging environmental and social trends and issues that may affect the business operations, performance and public image of Nasdaq.
- Provides oversight for Nasdaq's environmental and social policies, practices, initiatives and reporting, including those related to environmental sustainability, social and ethical issues, human capital management, responsible sourcing and strengthening community.

2019 Highlights:

- Considered emerging ESG issues, trends and policies, including our Carbon Neutral Program, our diversity, inclusion and belonging initiatives, our community outreach through Nasdaq GoodWorks and our ESG reporting strategy.
- Considered the skills, qualifications and attributes necessary for future director nominees in light of the strategic pivot of the organization.
- Evaluated and recommended changes to the Board Committees to educate current directors for future roles.
- Continued to focus on Board refreshment, with a goal to identify nominees that would enhance the diversity of the Board.

Risk Oversight Role:

- Oversees risks related to the Company's ESG issues, trends and policies.
- Monitors independence of the Board.

Independence:

- Each member of the Nominating & ESG Committee is independent, as required by the listing rules of The Nasdaq Stock Market.

"We are committed to holding ourselves to the highest standard of corporate governance. In December 2019, we expanded our Committee's oversight of environmental, social and human capital matters as they pertain to our business and long-term strategy."

MICHAEL R. SPLINTER
Chairman of the Nominating & ESG Committee


Michael R. Splinter (Chair)


Steven D. Black


Thomas A. Kloet


Jacob Wallenberg

Director Compensation

Our Board Compensation Policy establishes the compensation of our non-employee directors. Every two years, the Management Compensation Committee reviews the Director Compensation Policy, considers a competitive market analysis of director compensation data and recommends changes, if any, to the policy to the Board for approval.

The following table reflects the compensation elements for non-employee directors for the current compensation year, which began immediately following the 2019 Annual Meeting of Shareholders. The amounts in the table remained unchanged compared to the prior compensation year.

ITEM	APRIL 2019 – MAY 2020
Annual Retainer for Board Members (Other than the Chairman)	$75,000
Annual Retainer for Board Chairman	$240,000
Annual Equity Award for All Board Members (Grant Date Market Value)	$230,000
Annual Audit & Risk Committee and Management Compensation Committee Chair Compensation	$30,000
Annual Audit & Risk Committee and Management Compensation Committee Member Compensation	$10,000
Annual Finance Committee and Nominating & ESG Committee Chair Compensation	$20,000
Annual Finance Committee and Nominating & ESG Committee Member Compensation	$5,000

Each non-employee director may elect to receive the annual retainer in cash (payable in equal semi-annual installments) or equity. Each non-employee director also may elect to receive Committee Chair and/or Committee member fees in cash (payable in equal semi-annual installments) or equity.

The annual equity award and any equity elected as part of the annual retainer or for Committee Chair and/or Committee member fees are awarded automatically on the date of the Annual Meeting of Shareholders immediately following election and appointment to the Board.

All equity paid to Board members consists of RSUs that vest in full one year from the date of grant. The amount of equity to be awarded is calculated based on the closing market price of our common stock on the date of the Annual Meeting. Unvested equity is forfeited in certain circumstances upon termination of the director's service on the Board.

Directors are reimbursed for business expenses and reasonable travel expenses for attending Board and Committee meetings. Non-employee directors do not receive our retirement, health or life insurance benefits. We provide each non-employee director with director and officer liability insurance coverage, as well as accidental death and dismemberment and travel insurance for and only when traveling on behalf of Nasdaq.

STOCK OWNERSHIP GUIDELINES

Under our stock ownership guidelines, the Chairman of the Board must maintain a minimum ownership level in Nasdaq common stock of six times the annual equity award for Board members. Other non-employee directors must maintain a minimum ownership level of two times the annual equity award. Shares owned outright, through shared ownership and in the form of vested and unvested restricted stock, are taken into consideration in determining compliance with these stock ownership guidelines. Exceptions to this policy may be necessary or appropriate in individual situations and the Chairman of the Board may approve such exceptions from time to time. New directors have four years after their initial election to the Board to obtain the minimum ownership level. All of the directors were in compliance with the guidelines as of December 31, 2019.

Under our stock ownership guidelines, the Chairman of the Board must maintain a minimum ownership level in Nasdaq common stock of six times the annual equity award for Board members. Other non-employee directors must maintain a minimum ownership level of two times the annual equity award.

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by Nasdaq to our non-employee directors for services rendered during the fiscal year ended December 31, 2019.

NAME[1]	FEES EARNED OR PAID IN CASH ($)[2]	STOCK AWARDS ($)[3,4,5]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	CHANGE IN PENSION VALUE AND NONQUALI-FIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Melissa M. Arnoldi	–	$308,986	–	–	–	–	$308,986
Charlene T. Begley	$95,000	$225,669	–	–	–	–	$320,669
Steven D. Black	–	$333,532	–	–	–	–	$333,532
Essa Kazim	–	$304,059	–	–	–	–	$304,059
Thomas A. Kloet[6]	$140,000	$333,532	–	–	–	–	$473,532
John D. Rainey	–	$328,605	–	–	–	–	$328,605
Michael R. Splinter	–	$490,576	–	–	–	–	$490,576
Jacob Wallenberg	–	$304,059	–	–	–	–	$304,059
Lars R. Wedenborn	$80,000	$225,669	–	–	–	–	$305,669
Alfred W. Zollar	–	$299,220	–	–	–	–	$299,220

[1] Adena T. Friedman is not included in this table as she is an employee of Nasdaq and thus received no compensation for her service as a director. For information on the compensation received by Ms. Friedman as an employee of the company, see "Named Executive Officer Compensation."

[2] The differences in fees earned or paid in cash reported in this column largely reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs. These elections are made at the beginning of the Board compensation year and apply throughout the year. In addition, the difference in fees earned or paid also reflects individual Committee service.

[3] The amounts reported in this column reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2019 included in our Form 10-K. The differences in the amounts reported among non-employee directors primarily reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs.

[4] These stock awards, which were awarded on April 23, 2019 to all the non-employee directors elected to the Board on that date, represent the annual equity award and any portion of annual retainer or Committee service fees that the director elected to receive in equity. Each non-employee director received the annual equity award, which consisted of 2,565 RSUs with a grant date fair value of $225,669. Mr. Splinter elected to receive his Chairman retainer in equity so he received an additional 2,677 RSUs with a grant date fair value of $235,522. Directors Arnoldi, Black, Kazim, Kloet, Rainey, Wallenberg and Zollar elected to receive all of their annual retainers in equity, so they each received an additional 836 RSUs with a grant date fair value of $73,551. In addition, individual directors received the following amounts for Committee service fees: Ms. Arnoldi (111 RSUs with grant date fair value $9,766); Mr. Black (390 RSUs with a grant date fair value of $34,312); H.E. Kazim (55 RSUs with a grant date fair value of $4,839); Mr. Kloet (390 RSUs with a grant date fair value of $34,312); Mr. Rainey (334 RSUs with a grant date fair value of $29,385); Mr. Splinter (334 RSUs with a grant date fair value of $29,385); and Mr. Wallenberg (55 RSUs with a grant date fair value of $4,839).

[5] The aggregate numbers of unvested RSUs and vested shares under the Equity Plan beneficially owned by each non-employee director as of December 31, 2019 are summarized in the following table. All unvested RSUs will vest on April 23, 2020.

Director	Number of Unvested RSUs	Number of Vested Shares
Melissa M. Arnoldi	3,512	7,368
Charlene T. Begley	2,565	4,114
Steven D. Black	3,791	35,139
Essa Kazim	3,456	33,675
Thomas A. Kloet	3,791	13,571
John D. Rainey	3,735	5,702
Michael R. Splinter	5,576	57,643
Jacob Wallenberg	3,456	2,514
Lars R. Wedenborn	2,565	–
Alfred W. Zollar	3,401	–

[6] Fees Earned or Paid in Cash to Mr. Kloet include fees of $140,000 for his service as Chairman of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash. Mr. Kloet directed all of the cash fees to a charity for this reporting year.

Nasdaq's ESG Products & Services for Corporate Clients

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Highlights sustainable investment opportunities that attract investors with a green, social or sustainable investment agenda

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Named Executive Officer Compensation

Proposal 2: Approval of the Company's Executive Compensation on an Advisory Basis

We are asking shareholders to approve, on an advisory basis, the Company's executive compensation as reported in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the executive compensation program and practices described in this Proxy Statement.

The Board of Directors unanimously recommends a vote FOR the approval of the Company's executive compensation on an advisory basis.

We recommend that shareholders read the Compensation Discussion and Analysis below as well as the executive compensation tables and narrative beginning on page 67. The Compensation Discussion and Analysis describes our executive compensation program and the decisions made by our Management Compensation Committee in 2019 in more detail. The compensation tables provide detailed information on the compensation of our NEOs. The Board and the Management Compensation Committee believe that the compensation program for our NEOs has been effective in meeting the core principles described in the Compensation Discussion and Analysis in this Proxy Statement.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2020 Annual Meeting of Shareholders.

RESOLVED, that the shareholders of Nasdaq, Inc. approve, on an advisory basis, the compensation of Nasdaq's NEOs, as disclosed in the Proxy Statement for Nasdaq's 2020 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables and other related tables and narrative disclosure.

This advisory vote is not binding on the Board and the Management Compensation Committee. Although non-binding, the Board and the Management Compensation Committee will review and consider the outcome of the vote when making future decisions regarding our executive compensation program.

The Board has adopted a policy providing for annual shareholder advisory votes to approve the Company's executive compensation. Under the current version of the policy, the next advisory vote to approve executive compensation will occur at the 2021 Annual Meeting of Shareholders.

Compensation Discussion and Analysis

KEY TOPICS COVERED

This Compensation Discussion and Analysis provides a summary of our executive compensation philosophy and programs and describes the compensation decisions we have made under these programs and the factors considered in making those decisions. Our executive compensation program supports Nasdaq's growth strategy and is aligned to create long-term shareholder value. This Compensation Discussion and Analysis and the Executive Compensation Tables focus on the compensation of our NEOs for 2019.

OUR NEOs

 **Adena T. Friedman**
President and CEO

 **Lauren B. Dillard**
EVP, Information Services

 **Bradley J. Peterson**
EVP and CIO/CTO

 **Michael Ptasznik**
EVP, Corporate Strategy and CFO

 **P.C. Nelson Griggs**
EVP, Corporate Services

Business Performance Highlights

We achieved strong financial and operational performance across many of our business segments in 2019, while continuing to diversify our business, invest significantly in future initiatives and integrate our recent acquisitions.

 We achieved strong financial and operational performance in 2019, consistent with our long-term objectives, while also continuing to invest significantly in future initiatives.

 Non-trading segment net revenues increased **10%** year over year, resulting from **8%** organic growth and a **3%** positive impact from acquisitions, partially offset by a 1% negative impact from unfavorable changes in foreign exchange rates. Revenue performance was led by **25%** growth in Market Technology, a **9%** increase in Information Services, and a **2%** increase in Corporate Services.

 2019 GAAP diluted EPS was **$4.63**, compared to $2.73 in 2018. 2019 non-GAAP diluted EPS was **$5.00** compared to $4.75 in 2018.

 Continued our strategic pivot through the acquisitions of Cinnober and the Center for Board Excellence.

 Led U.S. exchanges with **188** IPOs, representing **78%** of all U.S. IPOs. During 2019, we had **16** new listings resulting from companies switching their listing from NYSE, NYSE American or IEX to join Nasdaq, and combined with companies that transferred additional securities to Nasdaq during 2019, an aggregate of **$230 billion** in global equity market capitalization switched to Nasdaq.

 Executed the divestiture of the BWise enterprise governance, risk and compliance software platform.

 Index revenues and exchange traded product assets under management tracking Nasdaq indexes each set a new quarterly record. Overall assets under management in exchange traded products benchmarked to Nasdaq's proprietary index products totaled **$233 billion** as of December 31, 2019, an increase of **$61 billion** compared to December 31, 2018.

 Returned **$505 million** to shareholders through **$305 million** in quarterly dividends and **$200 million** in share repurchases.

 Achieved **64.7%** three-year cumulative TSR, outperforming the S&P 500 over this time period. Achieved **27.2%** one-year TSR in 2019.

Decision-Making Framework

We design our executive compensation program to reward financial and operational performance, effective strategic leadership and achievement of business unit goals and objectives, which are key elements in driving shareholder value and sustainable growth. We also design the program to enable us to compete successfully for top talent and to build an effective leadership team. Our compensation program is grounded in best practices and ethical and responsible conduct.

KEY GOVERNANCE FEATURES OF EXECUTIVE COMPENSATION PROGRAM

The following table summarizes the key governance and design features of our executive compensation program. We believe our executive compensation practices drive performance and serve our shareholders' long-term interests.

WHAT WE DO	WHAT WE DON'T DO
Pay for performance: 100% of annual incentives and annual long-term incentive grants are performance-based	Overweight non-performance-based long-term incentives or award non-performance-based stock options
Maintain a long-standing incentive "clawback" policy	Pay tax gross-ups on severance arrangements and perquisites
Provide change in control protection that requires a "double trigger" (i.e., both a change in control of the Company and a qualifying loss of employment)	Permit re-pricing of underwater stock options without shareholder approval
Conduct a comprehensive annual risk assessment of our compensation program	Accrue or pay dividends on unearned or unvested equity awards
Conduct an annual executive talent review and discussion on succession planning	Allow hedging or pledging of Nasdaq stock
Maintain robust stock ownership guidelines	Provide ongoing supplemental executive retirement plans; all defined benefit pension plans have been frozen
Provide only limited perquisites, which provide nominal additional assistance to allow executives to focus on their duties	Provide uncapped award opportunities

TOTAL REWARDS PHILOSOPHY

On an annual basis, the Management Compensation Committee reviews our compensation philosophy, programs and practices to ensure that they meet the needs of not only the Company, but also the shareholders.

Nasdaq's total rewards program is designed to attract, retain, and empower employees to successfully execute the Company's growth strategy. Nasdaq's balanced total rewards program encourages decisions and behaviors that align with the short and long-term interests of our shareholders.

The building blocks of our total rewards program are designed to promote and support our strategy and:

- **Reinforce our cultural values** of: Playing as a Team, Fueling Client Success, Demonstrating Mastery, Leading with Integrity and Acting Like an Owner.
- **Energize and align employees with the most important priorities**, and encourage and reward high levels of performance, innovation and growth, while not promoting undue risk.
- **Retain our most talented employees** in a highly dynamic, competitive talent market.
- **Engage and excite current and future employees** who possess the leading skills and competencies needed for us to achieve our strategy and objectives.

Our compensation philosophy is based on the guiding principles described in the below table.

PAY FOR PERFORMANCE	RETENTION	COMPETITIVE PAY LEVELS
A substantial portion of compensation is variable or "at risk" and directly linked to individual, Company and business unit performance.	Our long-term incentive award vesting periods overlap, continually ensuring that a portion of previously granted equity remains unvested.	Total compensation is sufficiently competitive with industry peers to attract and retain executives with similar levels of experience, skills, education and responsibilities.
INTERNAL EQUITY	COLLATERAL IMPLICATIONS	SHAREHOLDER ALIGNMENT
Compensation takes into account the different levels of responsibilities, scope, risk, performance and future potential of our executives.	Our total compensation mix encourages executives to take appropriate, but not excessive, risks to improve our performance and build long-term shareholder value.	The financial interests of executives are aligned with the long-term interests of our shareholders through stock-based compensation and performance metrics that correlate with long-term shareholder value.

SAY ON PAY RESULTS

Each year, we carefully consider the results of our Say on Pay advisory vote from the prior year. At our 2019 Annual Meeting of Shareholders, 96.3% of the votes cast were in favor of the advisory vote to approve executive compensation. In 2019, we retained the core elements of our executive compensation program, policies and decisions. We believe our programs continue to appropriately motivate and reward our senior management.

In addition to the perspective provided by the Say on Pay results, we also carefully solicit and consider feedback from our shareholders on executive compensation, corporate governance and other issues throughout the year. For further information on our shareholder engagement, see "Executive Summary—Engaging with Our Shareholders."

HOW WE DETERMINE COMPENSATION

We have established a process for evaluating the performance of the Company, the President and CEO and other NEOs for compensation purposes. On an annual basis, the Management Compensation Committee, the Board and Nominating & ESG Committee review our President and CEO's performance in Executive Session. As part of their deliberative process, the Management Compensation Committee and Board evaluate our President and CEO's performance against the pre-established corporate goals and determine appropriate compensation. The factors considered include our President and CEO's performance against annual performance objectives, the performance of the Company, the quality and development of the management team and employee engagement.

With the support of People@Nasdaq, our President and CEO develops compensation recommendations for the executive officers for consideration by the Management Compensation Committee and/or the Board. As part of this process, our President and CEO meets individually with each executive to discuss his or her performance against pre-established objectives determined during the previous year, as well as performance objectives and development plans for the coming year. Our President and CEO presents the results of each of the executive meetings to the Management Compensation Committee for its review and consideration as part of its deliberation process.

However, in accordance with the listing rules of The Nasdaq Stock Market, the President and CEO does not vote on executive compensation matters or attend Executive Sessions of the Management Compensation Committee or Board, and the President and CEO is not present when her own compensation is being discussed or approved.

ROLE OF COMPENSATION CONSULTANT

In 2019, Meridian Compensation Partners, a compensation consultant, assisted management in gathering data, reviewing best practices and making recommendations to the Management Compensation Committee about our executive compensation program. However, Meridian did not determine or recommend the amount or form of executive or director compensation. Meridian did not provide any services to Nasdaq or its Board other than executive compensation consulting. In 2019, we paid Meridian $38,490 in fees for competitive market data for executives and outside directors and $115,119 in fees for other executive compensation services.

COMPETITIVE POSITIONING

To evaluate the external competitiveness of our executive compensation program, we compare certain elements of the program to similar elements used by peer companies. In setting 2019 compensation levels, the Management Compensation Committee used a comprehensive peer group, consisting of 30 companies, as the basis for a competitive market analysis of the compensation program for our NEOs. We believe using and disclosing a peer group provides valuable input into compensation levels and program design.

When forming the peer group, we considered potential peers among both direct industry competitors and companies in related industries with similar talent needs. After identifying potential peers on this basis, we used the following seven screening criteria to select appropriate peer companies and talent.

We believe the current peer group includes an accurate representation of similarly-sized industry competitors and/or companies with which we generally compete for executive talent.

SCREENING CRITERIA USED TO SELECT PEER COMPANIES
Revenue size
Market capitalization size
Financial performance
Direct exchange competitors
Financial services companies
Technology companies
Companies with global complexity

Primary Peer Group (for Benchmarking President and CEO and other NEOs' compensation)

Organized by Industry Segment

ASSET MANAGEMENT & CUSTODY BANKS	CONSUMER FINANCE	DATA PROCESSING & OUTSOURCED SERVICES	DIVERSIFIED FINANCIAL SERVICES	FINANCIAL EXCHANGES & DATA	INVESTMENT BANKING & BROKERAGE	RESEARCH & CONSULTING SERVICES
Invesco Ltd.	Discover Financial Services	Automatic Data Processing, Inc.	Deutsche Börse AG	Cboe Global Markets, Inc.	BGC Partners, Inc.	IHS Markit Ltd.
		Fidelity National Information Services, Inc.	London Stock Exchange Group plc	CME Group Inc.	E*TRADE Financial Corporation	
		Fiserv, Inc.		FactSet Research Systems Inc.	TD Ameritrade Holding Corporation	
		Mastercard Incorporated		Intercontinental Exchange, Inc.	The Charles Schwab Corporation	
		PayPal Holdings, Inc.		MSCI Inc.		
		Visa Inc.		S&P Global Inc.		
				Thomson Reuters Corporation		
				TMX Group Limited		

Additional Peer Group (added to Primary Peer Group for Benchmarking EVP and CIO/CTO's compensation only; used as a secondary, informational reference for President and CEO and other NEOs' compensation)[1]

Organized by Industry Segment

APPLICATION SOFTWARE	INTERNET SOFTWARE & SERVICES	SYSTEMS SOFTWARE
Adobe Inc.	eBay Inc.	Symantec Corporation
Citrix Systems, Inc.		
Intuit Inc.		
salesforce.com, inc.		
Workday, Inc.		

[1] These companies are not considered primary peers for purposes of the compensation analysis for the President and CEO and other NEO roles, with the exception of the EVP and CIO/CTO role. For the EVP and CIO/CTO role and other executive roles in our Global Technology Organization, we include these companies for compensation comparisons to reflect that we compete for top technology talent in a broader technology industry. For all other NEOs, these companies are considered secondary, informational reference points, but not included in the primary peer group for market comparison.

While the peer group represents a broad group of potential competitors for executive talent across various industries, peer group data serves as only one reference point for the Management Compensation Committee in evaluating our executive compensation program. The Management Compensation Committee uses this data to understand how various elements of our executive compensation program compare to other companies. In addition, the Management Compensation Committee uses multiple categorizations of the aggregate peer group data for each particular NEO role to better understand the competitive landscape for that position. For example, depending on the role of our NEO, the Management Compensation Committee may consider the entire peer group and/or certain subsets of the peer group. For the President and CEO and other NEO roles, with the exception of the EVP and CIO/CTO role, the primary peer group used for compensation comparisons excludes companies in the Application Software, Internet Software & Services and Systems Software sectors, as discussed above. We view these companies as talent competitors for executive roles in our Global Technology Organization, so they are included as primary peers for those roles.

Each executive also is evaluated individually based on skills, knowledge, performance, growth potential and, in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

TALLY SHEETS

When recommending compensation for the President and CEO and other NEOs, the Management Compensation Committee reviews tally sheets that detail the various elements of compensation for each executive. These tally sheets are used to evaluate the appropriateness of the total compensation package, to compare each executive's total compensation opportunity with his or her actual payout and to ensure that the compensation appropriately reflects the compensation program's focus on pay for performance.

What We Pay and Why: Elements of Executive Compensation

	ELEMENT	DESCRIPTION	OBJECTIVES	WHERE DESCRIBED IN MORE DETAIL
FIXED	Base Salary	Fixed amount of compensation for service during the year	Reward scope of responsibility, experience and individual performance	Page 75
AT-RISK	Annual Incentive Compensation	At-risk compensation, dependent on goal achievement Formula-driven annual incentive linked to corporate financial, business unit financial and strategic objectives and other organizational priorities	Promote strong business results by rewarding value drivers, without creating an incentive to take excessive risk Serve as key compensation vehicle for rewarding results and differentiating individual performance each year	Page 75
	Long-Term Incentive Compensation	Award values are granted based on market competitive norms and individual performance 100% of PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle	Motivate and reward executives for outperforming peers over several years Ensure that executives have a significant stake in the long-term financial success of the company, aligned with the shareholder experience Promote longer-term retention	Page 77
BENEFITS	Retirement, Health and Welfare	401(k) plan with company match Competitive welfare benefits Frozen pension plan and frozen supplemental executive retirement plan	Provide market-competitive benefits to attract and retain top talent Frozen plans reflect legacy arrangements	Page 90
SEVERANCE	Severance Arrangements—Involuntary Termination Without Cause or Voluntary Termination with Good Reason	Specified amounts under employment arrangements with some executive officers Discretionary guidelines, for involuntary terminations without cause	Assist in attracting top talent Provide transition assistance Promote smooth succession planning upon retirement Allow the company to obtain release of employment-related claims	Page 90
	Severance Arrangements—Termination Due to Change in Control ("Double Trigger")	Severance and related benefits paid upon termination without cause or resignation for good reason following a change in control Accelerated equity vesting upon termination post-change in control	Retention of executives through a change in control Preserve executive objectivity when considering transactions in the best interest of shareholders Assist in attracting top talent Equity provisions keep executives whole in situations where shares may no longer exist or awards cannot otherwise be replaced	Page 90
OTHER	Limited Perquisites	Limited additional benefits provided to certain executives	Provide nominal additional assistance that allows executives to focus on their duties	Page 91

PAY FOR PERFORMANCE

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, breadth of knowledge and experience. Our program's intention is to align the interests of our executives with the interests of our shareholders and to link executive compensation with the drivers of short-term and long-term value creation. A large percentage of total target compensation is "at-risk" through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance and include a substantial portion of equity.

COMPENSATION MIX

The mix of total target direct compensation for our NEOs in 2019 is shown below.

NEOS—2019 TOTAL TARGET DIRECT COMPENSATION MIX



Base Salary
14%

Target Annual Cash Incentive Awards
24%

Target Equity Awards
62%

"At-Risk" Performance-Based Pay
86%

The NEOs' 2019 compensation mix is market competitive, with each element targeted at or near the market median.

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, breadth of knowledge and experience.

2019 Compensation Decisions

The text below explains how the Management Compensation Committee and/or Board of Directors determined each NEO's compensation for 2019. For specific compensation amounts for each NEO, see the "NEO Compensation Summaries" beginning on page 80.

BASE SALARY

Base salaries are a fixed component of each NEO's compensation. In setting each NEO's base salary, the Management Compensation Committee and/or Board considers competitive market data derived from our peer group, annual market surveys and the NEO's individual contributions, performance, time in role, scope of responsibility, leadership skills and experience. We review base salaries on an annual basis and may adjust base salaries during the year in response to significant changes in an executive's responsibilities or events that would impact the long-term retention of a key executive. Salaries are established at levels commensurate with each executive's title, position and experience, recognizing that each executive is managing a component of a complex global company.

ANNUAL INCENTIVE COMPENSATION

We maintain an annual performance-based cash incentive arrangement under which each NEO can earn cash incentive awards through our ECIP based on achievement of performance against pre-determined performance goals. The Management Compensation Committee and/or Board established each NEO's target annual cash opportunity based on an assessment of each NEO's position and responsibilities, the competitive market analysis and the Company's retention objectives.

How We Set Performance Targets

The annual cash incentive award payments for our executives are based on the achievement of pre-established, quantifiable performance goals. The President and CEO selects and recommends goals for the other executive officers based on their areas of responsibility and input from each executive. The Management Compensation Committee and/or the Board review and consider our President and CEO's recommendations and approve the goals for the coming year after identifying the objectives most critical to our future growth and most likely to hold executives accountable for the operations for which they are responsible. Based on these same factors, the Management Compensation Committee and Board determine and approve the performance goals for the President and CEO.

In determining appropriate performance targets, the Management Compensation Committee and/or the Board consider, among other things: the coming year's budget; the prior year's financial performance; the most significant initiatives tied to the Company's future growth and shareholder value; and the most significant initiatives tied to the business operation for which the NEO is responsible and held accountable. These performance goals are intended to be rigorous and are set at levels where the maximum payout for any NEO would be difficult to achieve and that are in excess of budget assumptions.

The Management Compensation Committee and/or the Board reviews the Company's financial goals and the NEOs' individual goals throughout the year and determines if any adjustments are warranted based on significant transactions or other extraordinary events. Adjustments during 2019 primarily reflected the Cinnober acquisition, the BWise divestiture and the realignment of certain of our business units.

THE 2019 ANNUAL CASH INCENTIVE AWARDS WERE TIED TO RESULTS IN THE FOLLOWING AREAS:

Corporate financial objectives:

- operating income (run rate), which measures business efficiency and profitability
- net revenues, which measure the ability to drive revenue growth

Business unit financial objectives:

- defined business unit-specific goals that contribute to the Company's revenue growth and profitability

Strategic objectives:

- defined corporate or business unit-specific goals that contribute to the Company's long-term strategy execution and performance

Potential Payouts

Payouts are determined after the end of the year and are based on the sum of (i) actual performance under each corporate objective and (ii) actual performance against an executive's business unit financial objectives or strategic objectives. Each goal that applied to the NEOs for 2019 had a minimum, target and maximum performance level.

Scoring of each goal is based on actual goal achievement compared to the target. In 2019, payouts on each goal could vary between 0% and 200% of the target. Although our ECIP is highly formulaic by design, awards are subject to adjustment at the discretion of the Management Compensation Committee, based on a holistic, qualitative

assessment of individual performance delivered as well as ethical and responsible conduct. The average adjustment to NEO awards due to Management Compensation Committee discretion in 2019 was 0.6%.

Award Payouts

In early 2020, the Management Compensation Committee and/or the Board determined the final levels of achievement for each of the goals and approved payout amounts. The table below shows achieved performance against each 2019 corporate objective and the percentage of target incentive opportunity yielded by such performance.

CORPORATE OBJECTIVE	THRESHOLD (0% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	NASDAQ'S RESULTS FOR 2019 AS MEASURED FOR COMPENSATION PURPOSES	PAYOUT PERCENTAGE OF TARGET INCENTIVE AWARD AMOUNT
Operating Income (Run Rate)[1]	$1,212.2M	$1,282.2M - $1,314.9M	$1,345.2M	$1,306.0M	144%
Net Revenues[2]	$2,395.7M	$2,475.7M - $2,524.1M	$2,570.7M	$2,525.7M	138%

[1] Operating income (run rate) reflects our non-GAAP operating income adjusted to exclude: Nasdaq Next (i.e., our innovation investment program); the impact of changes in foreign exchange rates; certain intra-year acquisitions; severance; and benefits from certain initatives that were not initally included in the 2019 budget. Non-GAAP operating income differs from U.S. GAAP operating income due to the exclusion of the following items: amortization expense of acquired intangible assets; merger and strategic initiatives expense; restructuring charges; and certain other expenses that are not part of ongoing business expenses. For a discussion of non-GAAP adjustments, see Annex A.

[2] Corporate net revenues exclude Nasdaq Next, the impact of changes in foreign exchange rates and certain intra-year acquisitions.

The Management Compensation Committee and/or the Board assessed each officer's achievement of the business unit financial objectives and strategic objectives in 2019, as set forth in the NEO Compensation Summaries beginning on page 80. Specific metrics for these goals are not disclosed

for competitive reasons. However, 100% of our NEO goals were defined with quantifiable performance metrics and were approved by the Management Compensation Committee and/or the Board. No discretion was applied to any goal scoring unless specifically noted.

LONG-TERM INCENTIVE COMPENSATION

In 2019, we granted PSUs to each NEO in order to incentivize and reward them for growth in our TSR relative to the TSR of two equally weighted groups over the performance period. One group consists of all S&P 500 companies and the other group consists of the peer companies below. The peer companies include other global exchanges with sizable market capitalizations. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders.

The PSUs are subject to a three-year cumulative performance period beginning on January 1, 2019 and ending on December 31, 2021. The shares earned, if any, vest at the end of the performance period.

GLOBAL EXCHANGE PEER COMPANIES USED FOR THREE-YEAR PSUS[1]

ASX Limited	B3 S.A.	Bolsa Mexicana de Valores, S.A.B. de C.V.	Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Cboe Global Markets, Inc.	CME Group Inc.	Deutsche Börse AG	Euronext N.V.
Hong Kong Exchanges and Clearing Limited	Intercontinental Exchange, Inc.	Japan Exchange Group, Inc.	
London Stock Exchange Group plc	Singapore Exchange Limited	TMX Group Limited	

[1] While the peer group used for competitive analysis of compensation includes a broad range of companies that may compete with us for executive talent, the peer group used for the three-year PSUs includes a narrower list of more direct competitors that provide the most relevant comparators for stock price performance.

The TSR results are measured at the beginning and end of the three-year performance period. Our relative performance ranking against each of these groups will determine the number of vested PSUs. For each vested PSU, Nasdaq will distribute one share of common stock to each NEO. The maximum payout will be 200% of the target number of PSUs granted if Nasdaq ranks at the 85th percentile or above of each of the groups. However, if our TSR is negative for the three-year performance period, regardless of TSR ranking, the payout cannot exceed 100% of the target number of PSUs granted.

The table below illustrates the percentage of the target number of PSUs granted to each NEO that the NEO may receive based upon different levels of achievement against each of the groups. For each group, the resulting shares earned will be calculated by multiplying the relevant percentage from the table below by one-half of the target award amount. Any payouts earned at performance levels below the 50th percentile rank are designed to serve as a retention vehicle.

PERCENTILE RANK OF NASDAQ'S THREE-YEAR TSR VERSUS THE RELEVANT GROUP	RESULTING SHARES EARNED
>= 85th Percentile	200%
67.5th Percentile	150%
50th Percentile	100%
25th Percentile	50%
15th Percentile	30%
0 Percentile	0%

For levels of achievement between points, the resulting shares earned will be calculated based on straight-line interpolation.

Award Determination

In setting Ms. Friedman's 2019 equity award target, the Management Compensation Committee focused on motivating performance with significant upside and downside based on relative performance. Historical awards and the retention value of Ms. Friedman's outstanding equity were considered when determining the target amount of her award. Peer group data also was considered in establishing a market-competitive award level.

Ms. Friedman recommended the specific equity award targets for each of the other NEOs, which varied among executives depending upon responsibilities and retention considerations. The Management Compensation Committee and Board evaluated these recommendations and determined that the amount of each award reflected the individual's contributions, was aligned with competitive market levels and was appropriate for retention purposes.

The equity award targets are established for our NEOs based on an assessment of each officer's position and responsibilities, the competitive market analysis and the Company's retention objectives.

Settlement of 2017 PSU Grants Based on Relative TSR

In February 2020, the Management Compensation Committee evaluated and approved the performance results for the PSUs granted to the NEOs (other than Ms. Dillard) in 2017. These PSUs were subject to a three-year cumulative performance period beginning on January 1, 2017 and ending on December 31, 2019, and performance was determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%. One group consisted of all S&P 500 companies and the other group consisted of 15 peer companies. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders.

The following table sets forth the 2017 PSU performance measure results.

EQUITY AWARD	CUMULATIVE TSR	WEIGHTING	PERFORMANCE FACTORS	PERCENTILE RANK	PAYOUT	BLENDED PAYOUT
2017 Three-Year PSU Award	64.7%	50%	Based on Relative TSR Against the S&P 500	72nd	163%	117%
		50%	Based on Relative TSR Against Peers	36th	71%	

2019 Vesting of One-Time Option Award to President and CEO

To recognize Ms. Friedman's promotion to President and CEO effective January 1, 2017, and to provide strong motivation and incentive to deliver long-term stock price appreciation in alignment with shareholder interests, the Management Compensation Committee and Board of Directors granted her a one-time, performance-based stock option award. The vesting of this option award was entirely subject to satisfaction of performance-based conditions, and the grant vested one-third per year over three years, contingent upon the achievement of performance metrics and certification of such conditions by the Management Compensation Committee.

VESTING DATE	VESTING PERCENT	VESTING PERFORMANCE REQUIREMENT	STATUS
December 31, 2017	33%	2017 fully diluted EPS must be at least 3% greater than 2016 EPS	Vested
December 31, 2018	33%	2018 fully diluted EPS must be at least 3% greater than 2016 EPS; and either: 1. 2018 fully diluted EPS growth must be at least 3%; or 2. Average annual 2017 and 2018 fully diluted EPS growth must be at least 3%	Vested
December 31, 2019	34%	2019 fully diluted EPS must be at least 3% greater than 2016 EPS; and either: 1. 2019 fully diluted EPS growth must be at least 3%; or 2. Average annual 2017, 2018, and 2019 EPS growth must be at least 3%	Vested

The performance criteria for the option grant are set forth in the table below.

Annual fully diluted EPS growth was determined based upon the percentage by which the fully diluted EPS of the Company, as determined in accordance with U.S. GAAP for the fiscal year of the Company, exceeded the fully diluted EPS of the Company, as determined in accordance with U.S. GAAP for the prior fiscal year.

In February 2020, the Management Compensation Committee and Board evaluated and approved the performance results for the vesting of the final one-third of the stock option award granted to Ms. Friedman in January of 2017. The Company's fully diluted EPS growth exceeded the performance requirement, which resulted in the approval of the vesting of the final one-third of the 2017 option award, or 89,606 options. The calculation of the Company's fully diluted EPS growth was adjusted to exclude certain extraordinary items recorded in each of 2016, 2017 and 2018, including: the after-tax impact of the write-off of a trade name from an acquired business of $383 million in 2016; the tax reform benefit of $89 million in 2017; and the tax reform expense of $290 million in 2018. No adjustments were made in 2019.

NEO COMPENSATION SUMMARIES



Compensation Decisions for Adena T. Friedman
President and CEO

2019 TOTAL TARGET DIRECT COMPENSATION MIX

Base Salary
8%

Target Annual Cash Incentive Award
21%

Target Equity Award
71%



"At-Risk" Performance-Based Pay
92%

2019 Performance Highlights

• Delivered 10% year-over-year revenue growth in our non-trading segments, which was largely due to organic growth.

• Continued the successful implementation of Nasdaq's strategic pivot by completing the acquisitions of Cinnober and the Center for Board Excellence and the divestiture of the BWise enterprise governance, risk and compliance software platform.

• Advanced our strategic positioning to maximize opportunities as a technology, markets and analytics provider with significant, strategic organic investments in the Nasdaq Financial Framework, Nasdaq Trade Surveillance, Nasdaq Private Market and eVestment Private Markets, supplemented by the acquisition of Cinnober.

• Advanced our "Markets Everywhere" vision by continuing to expand the reach of the Nasdaq Financial Framework, our end-to-end technology solutions. During 2019, we continued to invest in the Nasdaq Financial Framework by enabling emerging technologies, including cloud-enabled trading and clearing and machine learning applications.

• Introduced TotalMarkets, a holistic market structure reform initiative that recommends structural changes to the U.S. equity markets to modernize regulations for the benefit of retail investors, institutional investors and issuers.

• Expanded our ESG product offerings with, among other things, the launch of the Nasdaq Sustainable Bond Network, which provides investors access to detailed information on sustainable, green and social bonds.

• Enhanced our incentive plans to reward for both current year performance and long-term initiatives. For business unit executives, we increased the weighting of business unit revenue goals in our short-term incentive plan to reinforce expectations regarding our organic growth targets.

• Implemented programs to continue the transformation of our culture to advance our strategic pivot. Among other things, Nasdaq introduced short "pulse" engagement surveys, enhanced performance management and increased focus on our diversity, inclusion and belonging initiatives.

2019 Compensation Elements

As shown in the table below, for 2019, the Management Compensation Committee and Board maintained Ms. Friedman's base salary at the same amount, increased her target annual cash incentive opportunity by $350,000 and increased the target grant date face value of her equity award by $1,500,000. In setting Ms. Friedman's compensation, the Management Compensation Committee and Board considered her performance and a review of the competitive positioning of her overall compensation as compared to the compensation of similar officers at companies in our peer group.

	TYPE OF COMPENSATION	2019 ANNUALIZED AMOUNTS	2018 ANNUALIZED AMOUNTS
Base Salary	Fixed	$1,000,000	$1,000,000
Target Annual Cash Incentive Award	Performance-Based	$2,500,000	$2,150,000
Target Equity Award (Grant Date Face Value)	Performance-Based	$8,500,000[1]	$7,000,000
Total Target Compensation		**$12,000,000**	**$10,150,000**

[1] Ms. Friedman was awarded a target amount of 96,153 PSUs on April 1, 2019.

2019 Performance Goals – Annual Cash Incentive Award

Ms. Friedman earned an annual incentive award payout of $3,437,372, or 137% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

GOAL TYPE	GOAL	GOAL WEIGHTING	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	AWARD PAYOUT
Corporate Financial	Corporate Operating Income (Run Rate)	60%	144%	$2,167,326
	Corporate Net Revenue	20%	138%	$690,343
Strategic Initiatives	Operational Excellence for Nasdaq's Index Business	4%	75%	$75,000
	Enhance Governance, Operations and Risk Management at Nasdaq Clearing	4%	176%	$176,000
	Nasdaq Financial Framework	4%	162%	$162,370
	2019 Acquisitions and Divestitures—Successful Completion and Attainment of Financial Targets	2%	167%	$83,500
	Nasdaq NEXT Revenue	4%	23%	$23,333
	Enhance Nasdaq's Operating Model to Align with the Corporate Strategy	2%	119%	$59,500
Total		**100%**	**137%**	**$3,437,372**

Settlement of 2017 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Ms. Friedman earned as of December 31, 2019 due to the performance results of her 2017 PSU award, which was based on relative TSR.

TARGET PSUS AWARDED IN 2017	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	PSUS EARNED
86,393	117%	101,079

Settlement of Final One-Third of 2017 Option Award Based on Fully Diluted EPS Growth

The table below sets forth the number of options that Ms. Friedman earned as of December 31, 2019 due to the final performance results of her 2017 option award, which was based on fully diluted EPS growth.

REMAINING AMOUNT OF TARGET OPTIONS AWARDED IN 2017	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	OPTIONS EARNED
89,606	100%	89,606



Compensation Decisions for Michael Ptasznik
EVP, Corporate Strategy and CFO

2019 TOTAL TARGET DIRECT COMPENSATION MIX

Base Salary
18%



**Target Annual
Cash Incentive
Award**
27%



**Target Equity
Award**
55%



**"At-Risk"
Performance-
Based Pay**
82%

2019 Performance Highlights

- Drove Nasdaq's financial stewardship efforts, which resulted in $2,535 million in net revenues, reflecting strong organic growth in our non-trading segments.
- Implemented programs and processes to facilitate cost savings and operational efficiencies across the business, enabling Nasdaq to achieve organic expense growth that was below its medium term expectations.
- Continued the effective implementation of Nasdaq's capital allocation priorities by:
  - Reducing Nasdaq's effective interest by refinancing $600 million of 5.55% senior notes due 2020 with €600 million of 1.75% senior notes due 2029.
  - Returning $505 million of capital to shareholders through quarterly dividends and share repurchases.
- Enhanced the oversight of risk management, particularly through significant enhancements to Nasdaq's clearing risk management in financial and commodity products.
- Supported Nasdaq's core value of "Focus on Client Success" through the expansion of our new U.S. headquarters and Client Experience Center in New York.
- Co-led Nasdaq's Corporate Sustainability Program in which the organization achieved carbon neutrality on a global basis.

2019 Compensation Elements

For 2019, the Management Compensation Committee and Board maintained Mr. Ptasznik's base salary and target annual cash incentive award at the same amounts and increased the target grant date face value of his equity award by $200,000, as shown in the table below. In determining these amounts, the Management Compensation Committee and Board assessed Mr. Ptasznik's individual performance and market competitive positioning to ensure his pay is competitive with that of other CFOs in our peer group. The Management Compensation Committee and Board increased the value of Mr. Ptasznik's equity award to recognize his performance and enhance the retention value of his long-term incentive compensation.

	TYPE OF COMPENSATION	2019 ANNUALIZED AMOUNTS	2018 ANNUALIZED AMOUNTS
Base Salary	Fixed	$600,000	$600,000
Target Annual Cash Incentive Award	Performance-Based	$900,000	$900,000
Target Equity Award (Grant Date Face Value)	Performance-Based	$1,800,000[1]	$1,600,000
Total Target Compensation		**$3,300,000**	**$3,100,000**

[1] Mr. Ptasznik was awarded a target amount of 20,361 PSUs on April 1, 2019.

2019 Performance Goals – Annual Cash Incentive Award

Mr. Ptasznik earned an annual incentive award payout of $1,332,971, or 148% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

GOAL TYPE	GOAL	GOAL WEIGHTING	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	AWARD PAYOUT
Corporate Financial	Corporate Operating Income (Run Rate)	50%	144%	$650,198
	Corporate Net Revenue	20%	138%	$248,523
Strategic Initiatives	Successfully Deploy Workday	5%	200%	$90,000
	Enhance Nasdaq's ESG Commitment and Execute on the Relocation of the Company Headquarters	5%	175%	$78,750
	Enhance Governance, Operations and Risk Management at Nasdaq Clearing	10%	176%	$158,400
	Enhance Nasdaq's Operating Model to Align with the Corporate Strategy	10%	119%	$107,100
Total		**100%**	**148%**	**$1,332,971**

Settlement of 2017 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Ptasznik earned as of December 31, 2019 due to the performance results of his 2017 PSU award, which was based on relative TSR.

TARGET PSUS AWARDED IN 2017	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	PSUS EARNED
17,278	117%	20,215



Compensation Decisions for Lauren B. Dillard
EVP, Information Services

2019 TOTAL TARGET DIRECT COMPENSATION MIX[1]

Base Salary

19%



**Target Annual
Cash Incentive
Award**

28%



**"At-Risk"
Performance-
Based Pay**

81%

**Target Equity
Award**

53%



[1] For Ms. Dillard, total target direct compensation is based on her ongoing compensation, excluding one-time amounts.

2019 Performance Highlights

- Achieved a 9% increase in Information Services revenues, which was almost entirely due to organic growth.
- Broadened the reach of our proprietary data products, with new geographic expansion accounting for a substantial portion of revenue growth in this business year-over-year.
- Led business including Nasdaq's proprietary index products, which reached record levels for assets under management of $233 billion as of December 31, 2019. This total included $100 billion, or 43%, tracking smart beta indexes.
- Oversaw growth and expansion of eVestment, including increased customer count and higher average spend.
- Worked to bring eVestment's capabilities and insights to the private market space.

Ongoing Compensation Elements

Ms. Dillard was hired effective June 17, 2019 as EVP, Information Services. In connection with the negotiation of her offer letter, the Management Compensation Committee assessed market competitive positioning for the role and peers within her area of expertise and determined her compensation, as set forth in the table below.

	TYPE OF COMPENSATION	2019 ANNUALIZED AMOUNTS	2018 ANNUALIZED AMOUNTS
Base Salary	Fixed	$525,000	–
Target Annual Cash Incentive Award	Buyout/Performance-Based	$787,500[1]	–
Target Equity Award (Grant Date Face Value), Starting 2020	Performance-Based	$1,500,000[2]	–
Total Target Compensation		**$2,812,500**	–

[1] In consideration of the forfeiture of equity and her 2019 bonus opportunity due to Ms. Dillard's resignation from her prior employer, the minimum payout of her annual cash incentive award was set at target, which was not pro-rated. Any upside above target was contingent upon performance. As explained further below, Ms. Dillard earned an above-target payout based on the final achievement of her performance goals.

[2] In lieu of this equity award in 2019, Ms. Dillard received the one-time equity awards discussed below. Beginning in 2020 and 2021, Ms. Dillard will be eligible to receive a minimum target equity award with a grant date face value estimated to be $1,500,000.

One-Time Compensation Elements

Solely in connection with the commencement of her employment and not as recurring components of her total compensation, Ms. Dillard received the following one-time compensation elements, which were in consideration of the forfeiture of equity and her 2019 bonus opportunity due to her resignation from her former employer.

	TYPE OF COMPENSATION	2019
Cash Sign-On Award[1]	Buyout/Retention	$1,500,000
RSU Grant (Grant Date Face Value)[2]	Buyout/Retention	$2,500,000
PSU Grant (Grant Date Face Value)[3]	Buyout/Performance-Based	$2,500,000
Total One-Time Compensation		**$6,500,000**

[1] In the event Ms. Dillard resigns voluntarily without good reason, or if Nasdaq terminates her employment for cause, within one year of her start date, this amount must be paid back to the Company.

[2] On her start date, Ms. Dillard received 26,268 RSUs, which shall vest as to 70% one year after the grant date and as to 30% two years after the grant date.

[3] On her start date, Ms. Dillard received 26,268 PSUs, which are subject to the same performance goals and vesting schedule as the other NEOs' 2019 PSU grants. See "Compensation Discussion & Analysis – What We Pay and Why: Elements of Executive Compensation – Long Term Incentive Compensation" for further information.

2019 Performance Goals – Annual Cash Incentive Award

Ms. Dillard earned an annual incentive award payout of $1,265,514, or 161% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

GOAL TYPE	GOAL	GOAL WEIGHTING	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	AWARD PAYOUT
Corporate Financial	Corporate Operating Income (Run Rate)	30%	144%	$341,354
	Corporate Net Revenue	10%	138%	$108,729
Business Unit Financial	Information Services Revenue	15%	174%	$205,119
	Information Services Operating Income	25%	200%	$393,750
Strategic Initiatives	Information Services Strategic Plan	10%	200%	$157,500
	Operational Excellence for Nasdaq's Index Business	10%	75%	$59,063
Total		**100%**	**161%**	**$1,265,514**



Compensation Decisions for P.C. Nelson Griggs
EVP, Corporate Services

2019 TOTAL TARGET DIRECT COMPENSATION MIX

Base Salary
19%



Target Annual Cash Incentive Award
28%



Target Equity Award
53%



"At-Risk" Performance-Based Pay
81%

2019 Performance Highlights

- Achieved a 2% increase in Corporate Services revenues, which reflected 3% organic growth that was partially offset by a 1% negative impact from unfavorable changes in foreign exchange rates.

- Achieved a 78% U.S. IPO win rate, welcoming 188 IPOs and 313 new U.S. listings in total. New European listings totaled 53. Total listed companies grew to 4,180.

- During 2019, 16 new companies switched their listings from NYSE, NYSE American or IEX to join Nasdaq. Combined with companies that transferred additional securities to Nasdaq during 2019, an aggregate of $230 billion in global equity market capitalization switched to Nasdaq.

- Acquired the Center for Board Excellence. We expect the combination will enhance Nasdaq's position as a leading provider of technology, research, insights and consultative services designed to advance governance excellence and collaboration at organizations worldwide.

- Completed the agreement between Nasdaq Private Market and PJT Partners to provide enhanced execution capabilities for GP-sponsored secondary transactions using the Nasdaq Private Market technology platform.

- Completed the divestiture of the BWise enterprise governance, risk and compliance software platform.

2019 Compensation Elements

As shown in the table below, for 2019, the Management Compensation Committee and Board increased Mr. Griggs' base salary from $500,000 to $550,000, to be effective April 1, 2019, along with salary increases for other eligible Nasdaq employees. Since the target annual cash incentive award is based on a percentage of base salary, the salary increase resulted in a corresponding increase to Mr. Griggs' target annual incentive award from $750,000 to $825,000. Both Mr. Griggs' base salary and target annual cash incentive award amounts are pro-rated for 2019 since the increases became effective after the beginning of the year. The Management Compensation Committee and Board also increased the target grant date face value of Mr. Griggs' equity award by $500,000. In determining these compensation changes, the Management

Compensation Committee and Board assessed Mr. Griggs' performance and the expansion of his role to include the Corporate Solutions business. His total compensation was determined to be market competitive when compared to similar business unit executives in our peer group.

	TYPE OF COMPENSATION	2019 ANNUALIZED AMOUNTS	2018 ANNUALIZED AMOUNTS
Base Salary	Fixed	$550,000	$500,000
Target Annual Cash Incentive Award	Performance-Based	$825,000	$750,000
Target Equity Award (Grant Date Face Value)	Performance-Based	$1,500,000[1]	$1,000,000
Total Target Compensation		**$2,875,000**	**$2,250,000**

[1] Mr. Griggs was awarded a target amount of 16,968 PSUs on April 1, 2019.

2019 Performance Goals – Annual Cash Incentive Award

Mr. Griggs earned an annual incentive award payout of $1,076,808, or 134% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below. The Management Compensation Committee and Board increased Mr. Griggs' final award payout by $75,000 to $1,151,808, to reflect strong listings sales in 2019 and additional financial accomplishments that were not fully captured in the Corporate Solutions results versus targets.

GOAL TYPE	GOAL	GOAL WEIGHTING	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	AWARD PAYOUT
Corporate Financial	Corporate Operating Income (Run Rate)	30%	144%	$349,593
	Corporate Net Revenue	10%	138%	$111,353
Business Unit Financial	Corporate Services Operating Income	15%	137%	$165,495
	Corporate Services Revenue	10%	157%	$126,944
	IPOs, Switches and Issuer Retention	10%	183%	$147,591
	Nasdaq NEXT Revenue–The Nasdaq Private Market's Alternative Investments Business	5%	23%	$9,087
Strategic Initiatives	Nasdaq Governance Services Growth Rate	5%	0%	–
	Revitalize the Attractiveness to Growth Companies to List on Nasdaq by Improving Market Structure	5%	175%	$70,569
	Transition to a Relationship Management Service Model and Increase the IR Intelligence Retention Rate	5%	89%	$35,688
	Build The Nasdaq Private Market's Auctions Business	5%	150%	$60,488
Total		**100%**	**134%**	**$1,076,808**
Positive Discretion				$75,000
Final Award Payout				**$1,151,808**

Settlement of 2017 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Griggs earned as of December 31, 2019 due to the performance results of his 2017 PSU award, which was based on relative TSR.

TARGET PSUS AWARDED IN 2017	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	PSUS EARNED
10,799	117%	12,634



Compensation Decisions for Bradley J. Peterson
EVP and CIO/CTO

2019 TOTAL TARGET DIRECT COMPENSATION MIX

Base Salary
18%



**Target Annual
Cash Incentive
Award**
27%



**"At-Risk"
Performance-
Based Pay**
82%

**Target Equity
Award**
55%



2019 Performance Highlights

- Performed engineering and capacity enhancements for Nasdaq's U.S. and Nordic markets and the U.S. securities information processor for which Nasdaq acts as the administrator.
- Led the implementation of the Nasdaq Financial Framework internally and externally to modernize our products for trading, risk management, clearing and centralized securities depository services.
- Integrated Cinnober's products, technology and staff into Nasdaq's Global Technology Organization.
- Launched new Nasdaq Financial Framework and cloud-based products, including the Universal Matching Service and Nasdaq Data Discovery.
- Delivered Market Technology client implementations and supported growth of new client onboarding.
- Led the adoption of machine learning and artificial intelligence capabilities to improve U.S. market surveillance and increase productivity in our Investor Relations Intelligence business.

2019 Compensation Elements

As shown in the table below, for 2019, the Management Compensation Committee and Board increased Mr. Peterson's base salary from $550,000 to $600,000, to be effective April 1, 2019, along with salary increases for other eligible Nasdaq employees. Since the target annual cash incentive award is based on a percentage of base salary, the salary increase resulted in a corresponding increase to Mr. Peterson's target annual incentive award from $825,000 to $900,000. Both Mr. Peterson's base salary and target annual cash incentive award amounts are pro-rated for 2019 since the increases became effective after the beginning of the year. The Management Compensation Committee and Board also maintained the target grant date face value of Mr. Peterson's equity award at the same level compared to the prior year. In determining these amounts, the Management Compensation Committee and Board assessed Mr. Peterson's individual performance and the overall performance of our Global Technology Organization. His total compensation was determined to be competitive as compared to CIOs and CTOs in our peer group.

	TYPE OF COMPENSATION	2019 ANNUALIZED AMOUNTS	2018 ANNUALIZED AMOUNTS
Base Salary	Fixed	$600,000	$550,000
Target Annual Cash Incentive Award	Performance-Based	$900,000	$825,000
Target Equity Award (Grant Date Face Value)	Performance-Based	$1,800,000[1]	$1,800,000
Total Target Compensation		**$3,300,000**	**$3,175,000**

[1] Mr. Peterson was awarded a target amount of 20,361 PSUs on April 1, 2019.

2019 Performance Goals–Annual Cash Incentive Award

Mr. Peterson earned an annual incentive award payout of $1,279,270, or 145% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below. The Management Compensation Committee reduced Mr. Peterson's final award payout by $50,000 to $1,229,270 to take into consideration system reliability challenges experienced in our Nordic markets.

GOAL TYPE	GOAL	GOAL WEIGHTING	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	AWARD PAYOUT
Corporate Financial	Corporate Operating Income (Run Rate)	50%	144%	$636,837
	Corporate Net Revenue	20%	138%	$243,417
Business Unit Financial	Global Technology Expense Run Rate	5%	174%	$76,691
Strategic Initiatives	Nasdaq Financial Framework–Clearing	5%	88%	$38,566
	Systems Reliability and Operational Excellence	5%	164%	$72,475
	Nasdaq Financial Framework–Market Technology	5%	150%	$66,113
	Nasdaq Financial Framework–Core Platform	5%	162%	$71,565
	2019 Acquisitions and Divestitures–Successful Completion and Attainment of Financial Targets	5%	167%	$73,606
Total		**100%**	**145%**	**$1,279,270**
Negative Discretion				$(50,000)
Final Award Payout				**$1,229,270**

Settlement of 2017 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Peterson earned as of December 31, 2019 due to the performance results of his 2017 PSU award, which was based on relative TSR.

TARGET PSUS AWARDED IN 2017	ACTUAL PERFORMANCE AS A PERCENT OF TARGET	PSUS EARNED
20,957	117%	24,519

Other Aspects of Our Executive Compensation Program

GENERAL EQUITY AWARD GRANT PRACTICES

The Management Compensation Committee and the Board approve annual equity awards during regular first quarter meetings, which are scheduled well in advance and without regard to any material Company news announcements.

We believe that the current and expected expense and share utilization are reasonable and justified in light of the Management Compensation Committee's goals of aligning the long-term interests of officers and employees with those of shareholders and rewarding officers for long-term relative TSR growth while retaining a strong management team. We actively monitor the expense and share utilization associated with annual grants and are committed to adjusting grant practices if and when appropriate.

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance goals and monitors the compensation expense and share run rate that the Company is incurring for outstanding equity awards.

The reference price for calculating the value of equity awards granted is the closing market price of Nasdaq's common stock on the date of grant. Existing equity ownership levels are not a factor in award determinations as we do not want to discourage senior executives from holding significant amounts of our common stock.

BENEFITS

We provide a comprehensive benefits program to our executives, including the NEOs, which mirrors the program offered to all employees of the Company. These benefits include, among other components, a 401(k) plan with 6% matching contributions, health and welfare benefits and participation in the Company's ESPP. Under these plans, our NEOs participate on the same terms as other employees.

Prior to 2007, Nasdaq offered a defined benefit pension program, which was frozen in 2007. The plan does not allow any new participants, and for existing participants, future service and salary do not contribute to the benefit accrual under the plan. Employees hired prior to the freeze date continue to receive credit for service required for vesting of the benefit.

SEVERANCE

Except in employment agreements and other agreements for certain officers as described in this Proxy Statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment. However, the Management Compensation Committee and/or the Board has the discretion to pay severance. Severance decisions do not influence other compensation decisions, which are focused on motivating our executives to remain with Nasdaq and contribute to our future success.

Change in control severance is addressed in employment agreements for certain NEOs, as described in this Proxy Statement, and in a change in control severance policy for NEOs without an employment agreement. We believe that the terms

> Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance goals.

for triggering payment under these arrangements are appropriate. For example, these arrangements use what is known as a "double trigger," meaning that severance resulting from a change in control is paid only upon the occurrence of both a change in control of the Company and a qualifying loss of employment. In addition, a change in control under these arrangements is limited to situations where the acquiror obtains a majority of Nasdaq's voting securities or the current members of our Board (or their approved successors) cease to constitute a majority of the Board.

For further information on Nasdaq's limited severance arrangements, see "Named Executive Officer Compensation– Potential Payments Upon Termination or Change in Control."

OTHER

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. Under her employment agreement, for security reasons, we provide Ms. Friedman with a company car and a security-trained driver for use when conducting Nasdaq business. Any use of the car and driver for personal reasons is reported in the Summary Compensation Table included below under "Executive Compensation." NEOs are eligible to receive basic financial planning services and executive health exams. In addition, like all employees and contractors, our executives are eligible to receive 100% corporate matching funds (and sometimes more for specific initiatives approved by the Company) for donations to an IRS-registered, 501(c)(3)-compliant organization. Participation in each of these programs is voluntary. We do not provide tax gross-up payments on perquisites.

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. We do not provide tax gross-up payments on perquisites.

Risk Mitigation and Other Pay Practices

RISK ASSESSMENT OF COMPENSATION PROGRAM

We monitor the risks associated with our compensation program on an ongoing basis. In March 2020, the Management Compensation Committee and Audit & Risk Committee were presented with the results of an annual formal assessment of our employee compensation program in order to evaluate the risks arising from our compensation policies and practices. This risk assessment report reflected a comprehensive review and analysis of the components of our compensation program. The Audit & Risk Committee and Management Compensation Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on the Company.

The risk assessment was performed by an internal working group consisting of employees in People@Nasdaq, Group Risk Management and the Internal Audit Department, as well as the Offices of General Counsel and Corporate Secretary. The findings were presented to the Global Risk Management Committee, which concurred with the working group's report. The risk assessment included the following steps:

- collection and review of our compensation policies and pay structures;
- development of a risk assessment scorecard, analysis approach and timeline; and
- review and evaluation of controls that might mitigate risk-taking (e.g., equity vesting structure, incentive recoupment policy and stock ownership guidelines).

Additionally, Meridian Compensation Partners conducted a comprehensive review of the risk assessment that supported the conclusion of the Audit & Risk Committee and Management Compensation Committee.

STOCK OWNERSHIP GUIDELINES

We recognize the importance of stock ownership as an essential means of closely aligning the interests of our executives with the interests of our shareholders. In addition to using equity awards as a primary long-term incentive compensation tool, we have stock ownership guidelines in place for our senior executives, including our NEOs. Under its charter, the Management Compensation Committee is responsible for reviewing the stock ownership guidelines annually and verifying compliance.

Under the guidelines, the covered executives are expected to own specified dollar amounts of our common stock based on a multiple of their base salary, as set forth in the table below.

Value of Shares Owned

President and CEO	6X BASE SALARY
CFO	4X BASE SALARY
EVPs	3X BASE SALARY

Individual holdings, shares jointly owned with immediate family members or held in trust, shares or units of restricted stock (including vested and unvested), shares underlying PSUs after completion of the performance period and shares purchased or held through our plans, such as the Nasdaq ESPP, count toward satisfying the guidelines. New executives and executives who incur a material change in their responsibilities are expected to meet the applicable level of ownership within five years of their start date or the date of the change in responsibilities. All of the NEOs who were required to comply with the guidelines on December 31, 2019 were in compliance with the guidelines as of that date.

STOCK HOLDING GUIDELINES

We encourage our senior executives to retain equity grants until the applicable stock ownership level discussed above is reached. Under the stock ownership guidelines, these officers must hold the specified dollar amounts of stock through the end of their employment with Nasdaq. We feel that our guidelines provide proper alignment of the interests of our management and our shareholders and therefore, we do not have additional stock holding requirements beyond the stock ownership guidelines.

TRADING CONTROLS AND HEDGING AND PLEDGING POLICIES

We prohibit directors and executive officers from engaging in securities transactions that allow them either to insulate themselves, or profit, from a decline in Nasdaq's stock price (with the exception of selling shares outright in accordance with applicable laws and regulations). Specifically, these individuals may not enter into hedging transactions with

respect to Nasdaq's common stock, including short sales and transactions in derivative securities. Finally, these individuals may not pledge, hypothecate or otherwise encumber their shares of Nasdaq common stock, including by holding such shares in a margin account.

We prohibit directors and executive officers from hedging and pledging shares of Nasdaq common stock.

We permit all employees, including the NEOs, to enter into plans established under Rule 10b5-1 of the Exchange Act enabling them to trade in our stock, including stock received through equity grants, during periods in which they might not otherwise be able to trade because material nonpublic information about Nasdaq has not been publicly released. These plans include specific instructions to a broker to trade on behalf of the employee if our stock price reaches a specified level or if certain other events occur and therefore, the employee no longer controls the decision to trade or the timing of the trade.

INCENTIVE RECOUPMENT POLICY

The Board and Management Compensation Committee have adopted an incentive recoupment, or "clawback," policy that is applicable to officers with the rank of EVP and above. The policy provides that the Company may recoup any cash or equity incentive payments predicated upon the achievement of financial results or operating metrics that are subsequently determined to be incorrect on account of material errors, material omissions, fraud or misconduct.

TAX AND ACCOUNTING IMPLICATIONS OF EXECUTIVE COMPENSATION

The Management Compensation Committee considers income tax and other consequences of individual compensation elements when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Depending upon the relevant circumstances at the time, the Management Compensation Committee may determine to award compensation that is not deductible. In making this determination, the Management Compensation Committee balances the purposes and needs of our executive compensation program against potential tax and other implications.

Generally, under U.S. GAAP, compensation is expensed as earned. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

Management Compensation Committee Report

The Management Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management. After such discussions, the Management Compensation Committee recommended to Nasdaq's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Form 10-K.

The Management Compensation Committee


Steven D. Black (Chair)


Melissa M. Arnoldi


Charlene T. Begley


Michael R. Splinter

Management Compensation Committee Interlocks and Insider Participation

None of the members of the Management Compensation Committee is an executive officer, employee or former officer of Nasdaq. With the exception of Ms. Friedman, none of Nasdaq's executive officers serves as a current member of the Nasdaq Board. None of Nasdaq's executive officers serves as a director or a member of the compensation committee of any entity that has one or more executive officers serving on the Nasdaq Board or Management Compensation Committee.

Executive Compensation Tables

The following tables, narrative and footnotes present the compensation of the NEOs during 2019 in the format mandated by the SEC.

2019 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[3]	NON-EQUITY INCENTIVE PLAN COMPENSA-TION ($)[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DE-FERRED COMPENSA-TION EARNINGS ($)[5]	ALL OTHER COMPENSA-TION ($)[6]	TOTAL ($)
Adena T. Friedman President and CEO	2019	$1,000,000	–	$9,251,842	–	$3,437,372	$132,281	$47,792	$13,869,287
	2018	$1,000,000	–	$9,481,830	–	$3,838,517	–	$46,050	$14,366,397
	2017	$994,231	–	$7,047,077	$3,999,997	$2,296,000	$54,641	$68,634	$14,460,580
Michael Ptasznik EVP, Corporate Strategy and CFO	2019	$600,000	–	$1,959,135	–	$1,332,971	–	$35,402	$3,927,508
	2018	$571,154	–	$2,167,272	–	$1,593,034	–	$21,533	$4,352,992
	2017	$500,000	–	$1,409,366	–	$1,071,375	–	$65,029	$3,045,770
Lauren B. Dillard EVP, Information Services	2019	$262,500	$1,500,000	$5,395,185	–	$1,265,514	–	$21,519	$8,444,718
P.C. Nelson Griggs EVP, Corporate Services	2019	$535,577	–	$1,632,661	–	$1,151,808	–	$16,800	$3,336,846
Bradley J. Peterson EVP and CIO/CTO	2019	$585,577	–	$1,959,135	–	$1,229,270	–	$40,091	$3,814,073
	2018	$550,000	–	$2,438,108	–	$1,556,502	–	$39,269	$4,583,879
	2017	$542,885	–	$1,709,462	–	$1,123,457	–	$38,884	$3,414,688

[1] The amount reported in this column reflects a one-time, cash sign-on bonus for Ms. Dillard, who began employment as EVP, Information Services on June 17, 2019.

[2] The amounts reported in this column reflect the grant date fair value of the stock awards, including PSUs and RSUs (for Ms. Dillard), computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 12 to the company's audited financial statements for the fiscal year ended December 31, 2019 included in our Form 10-K. Since the 2019 three-year PSU award payouts are contingent on TSR-related performance-based vesting conditions, the grant date fair values were determined based on a Monte Carlo simulation model.

The Monte Carlo simulation model takes into account expected price movement of Nasdaq stock as compared to peer companies. As a result of the company's pre-grant 2019 TSR performance relative to peer companies, the Monte Carlo simulation model assigned a higher value to each 2019 three-year PSU than the closing price of Nasdaq's stock on the grant date. Therefore, the value reflected in the 2019 Summary Compensation Table does not reflect the target grant date face value shown in the Long-Term Stock-Based Compensation section of the Compensation Discussion and Analysis in this proxy statement. There is no assurance that the target grant date face values or FASB ASC Topic 718 fair values will ever be realized. The table below summarizes the target grant date face value of PSU grants that the Management Compensation Committee and the Board approved for the NEOs compared to the FASB ASC Topic 718 fair value.

Name	Year	Target PSUs (#)	Target Grant Date Face Value ($)	FASB ASC Topic 718 Fair Value ($)
Adena T. Friedman	2019	96,153	$8,500,000	$9,251,842
Michael Ptasznik	2019	20,361	$1,800,000	$1,959,135
Lauren B. Dillard	2019	26,268	$2,500,000	$2,954,887
P.C. Nelson Griggs	2019	16,968	$1,500,000	$1,632,661
Bradley J. Peterson	2019	20,361	$1,800,000	$1,959,135

³ The amounts reported in this column reflect the grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 12 to the company's audited financial statements for the fiscal year ended December 31, 2019 included in our annual report on Form 10-K.

⁴ The amounts reported in this column reflect the cash awards made to the NEOs under the ECIP or other performance-based incentive compensation programs.

⁵ The amounts reported in this column reflect the actuarial increase in the present value of the NEOs' benefits under all pension plans established by Nasdaq. With the exception of Ms. Friedman, none of the NEOs are participants in the pension plan, which was frozen in 2007. No amount is reported in this column for Ms. Friedman for 2018 as the actuarial present value of her benefits under the pension plans decreased by $36,788. Assumptions used in calculating the amounts reported include a 3.20% discount rate as of December 31, 2019, a 4.45% discount rate as of December 31, 2018, a 3.70% discount rate as of December 31, 2017, a 4.15% discount rate as of December 31, 2016, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans) and other assumptions used as described in Note 11 to the company's audited financial statements for the fiscal year ended December 31, 2019 included in our Form 10-K. None of the NEOs received above-market or preferential earnings on deferred compensation in 2019, 2018 or 2017.

⁶ The following table sets forth the 2019 amounts reported in the "All Other Compensation" column by type. The incremental cost of personal use of the company car (including commutation) is calculated based on an allocation of the cost of the driver, lease, tolls, fuel, parking, maintenance and other related expenses.

Name	Contribution to the 401(k) Plan ($)	Cost of Executive Health Exam ($)	Cost of Financial/ Tax Planning Services ($)	Incremental Cost of Personal Use of Company Car ($)	Matching Charitable Donations ($)	Total All Other Compensation ($)
Adena T. Friedman	$16,800	–	$17,216	$12,776	$1,000	$47,792
Michael Ptasznik	$16,800	$4,725	$13,366	–	$511	$35,402
Lauren B. Dillard	$15,750	–	$5,769	–	–	$21,519
P.C. Nelson Griggs	$16,800	–	–	–	–	$16,800
Bradley J. Peterson	$16,800	$4,725	$17,566	–	$1,000	$40,091

2019 Grants of Plan-Based Awards Table

NAME	COMMITTEE AND/OR BOARD APPROVAL DATE	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS¹			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS²			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)³
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Adena T. Friedman	–	–	–	$2,500,000	$5,000,000	–	–	–	–	–	–	–
	1/29/19	4/1/19	–	–	–	–	96,153	192,306	–	–	–	$9,251,842
Michael Ptasznik	–	–	–	$900,000	$1,800,000	–	–	–	–	–	–	–
	2/22/19	4/1/19	–	–	–	–	20,361	40,722	–	–	–	$1,959,135
Lauren B. Dillard	–	–	–	$787,500	$1,575,000	–	–	–	–	–	–	–
	4/18/19	6/17/19	–	–	–	–	26,268	52,536	–	–	–	$2,954,887
	4/18/19	6/17/19	–	–	–	–	–	–	26,268	–	–	$2,440,297
P.C. Nelson Griggs	–	–	–	$806,507	$1,613,014	–	–	–	–	–	–	–
	2/22/19	4/1/19	–	–	–	–	16,968	33,936	–	–	–	$1,632,661
Bradley J. Peterson	–	–	–	$881,507	$1,763,014	–	–	–	–	–	–	–
	2/22/19	4/1/19	–	–	–	–	20,361	40,722	–	–	–	$1,959,135

¹ The amounts reported in these columns represent the possible range of payments under the ECIP or other performance-based incentive compensation programs. Amounts are considered earned in fiscal year 2019 although they were not paid until 2020. For information about the amounts actually earned by each NEO under the ECIP or other performance-based incentive compensation programs, see "Executive Compensation Tables – 2019 Summary Compensation Table."

² The amounts reported in these columns represent the possible range of PSUs that each NEO may earn under the Equity Plan, depending on the achievement of performance goals established by the Management Compensation Committee and/or Board. For further information, see "Compensation Discussion & Analysis—What We Pay and Why: Elements of Executive Compensation – Long-Term Incentive Compensation."

³ The amounts reported in this column represent the grant date fair value of the total equity awards reported in the previous columns calculated pursuant to FASB ASC Topic 718 based upon the assumptions discussed in Note 12 to the company's audited financial statements for the fiscal year ended December 31, 2019 included in our Form 10-K. For further information about the calculation of these amounts, see "Executive Compensation Tables – 2019 Summary Compensation Table" on page 94.

2019 Outstanding Equity Awards at Fiscal Year-End Table

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Adena T. Friedman	268,817	–	–	$66.68	01/03/2027	–	–	–	–
	–	–	–	–	–	–	–	81,187[1]	$8,695,128
	–	–	–	–	–	–	–	96,153[2]	$10,297,986
Michael Ptasznik	–	–	–	–	–	–	–	18,557[1]	$1,987,455
	–	–	–	–	–	–	–	20,361[2]	$2,180,663
Lauren B. Dillard	–	–	–	–	–	26,268[3]	$2,813,303	–	–
	–	–	–	–	–	–	–	26,268[2]	$2,813,303
P.C. Nelson Griggs	–	–	–	–	–	–	–	11,598[1]	$1,242,146
	–	–	–	–	–	–	–	16,968[2]	$1,817,273
Bradley J. Peterson	–	–	–	–	–	–	–	20,876[1]	$2,235,820
	–	–	–	–	–	–	–	20,361[2]	$2,180,663

[1] This PSU award is subject to a three-year performance period ending on December 31, 2020. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

[2] This PSU award is subject to a three-year performance period ending on December 31, 2021. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

[3] These RSUs will vest as to 70% on June 17, 2020 and 30% on June 17, 2021.

2019 Option Exercises and Stock Vested Table

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Adena T. Friedman[3]	–	–	101,079	$11,362,290
Michael Ptasznik[4]	–	–	27,993	$3,081,358
Lauren B. Dillard	–	–	–	–
P.C. Nelson Griggs[5]	–	–	12,634	$1,420,188
Bradley J. Peterson[6]	–	–	24,519	$2,756,181

[1] The amounts reported in this column are calculated by multiplying the number of shares received upon exercise by the difference between the closing market price of our common stock on the date of exercise and the exercise price of the option.

[2] The amounts reported in this column are calculated by multiplying the number of shares of stock that vested by the closing market price of our common stock on the vesting date.

[3] The amount reported includes 49,301 shares that were withheld to pay taxes in connection with the vesting(s).

[4] The amount reported includes 14,941 shares that were withheld to pay taxes in connection with the vesting(s).

[5] The amount reported includes 5,793 shares that were withheld to pay taxes in connection with the vesting(s).

[6] The amount reported includes 11,246 shares that were withheld to pay taxes in connection with the vesting(s).

Retirement Plans

We maintain non-contributory, defined-benefit pension plans, which have been frozen. Future service and salary for all participants do not count toward an accrual of benefits under these plans. However, participants continue to receive credit for future service for vesting of the benefits.

Nasdaq's frozen retirement plans reflect legacy agreements.

2019 Pension Benefits Table

NAME[1]	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)[2]	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[3]	PAYMENTS DURING LAST FISCAL YEAR ($)
Adena T. Friedman	Pension Plan	13.92	$496,352	–

[1] With the exception of Ms. Friedman, none of the NEOs are participants in the pension plan.

[2] Since the pension plan was frozen in 2007, the number of years of credited service for each participant under the plan differs from such participant's number of years of actual service with Nasdaq. As of December 31, 2019, Ms Friedman had 23.42 years of actual service with Nasdaq. Generally, participants in the pension plan became vested in retirement benefits under the plan after five years of service from the participant's date of hire. As of December 31, 2019, Ms. Friedman was vested in benefits payable under the pension plan.

[3] The amounts reported comprise the actuarial present value of the participant's accumulated benefit under the pension plan as of December 31, 2019. Assumptions used in calculating the amounts include a 3.20% discount rate as of December 31, 2019, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plan) and other assumptions used as described in Note 11 to our audited financial statements for the fiscal year ended December 31, 2019 included in our Form 10-K.

Employment Agreements

We currently have employment agreements with two of our NEOs: Ms. Friedman and Mr. Peterson. In addition to the employment agreements, we have entered into continuing obligations agreements with each of these officers related to confidentiality and intellectual property protection.

Ms. Friedman's and Mr. Peterson's employment agreements prohibit them from rendering services to a competing entity for a period of two years following the last date of employment. To receive certain termination payments and benefits, Ms. Friedman and Mr. Peterson must execute a general release of claims against Nasdaq. In addition, termination payments and benefits may be discontinued if the NEO breaches the restrictive covenants in either the employment agreement or the continuing obligations agreement.

Each employment agreement sets forth the payments and benefits the applicable NEO will receive under various termination scenarios. For further information about these payments and benefits, see "Executive Compensation Tables–Potential Payments upon Termination and Change in Control."

We currently have employment agreements with two of our NEOs: Ms. Friedman and Mr. Peterson.

ADENA T. FRIEDMAN

In association with her promotion to the role of President and CEO, Ms. Friedman entered into a new employment agreement on November 14, 2016. The term of the agreement is January 1, 2017 to January 1, 2022, with no automatic renewals.

The agreement provides for:

- an annual base salary of no less than $1,000,000;
- annual incentive compensation that is targeted at no less than $2,000,000, based on the achievement of one or more performance goals established by the Management Compensation Committee; and

- a 2017 equity grant with a target value of no less than $6,000,000 in the form of PSUs.

Under the agreement, no equity award grants are guaranteed after 2017. However, Ms. Friedman may receive grants of equity awards, based on the Management Compensation Committee's evaluation of the performance of Nasdaq and Ms. Friedman, peer group market data and internal equity, in a manner consistent with past practices.

BRADLEY J. PETERSON

On August 1, 2016, Nasdaq entered into a new employment agreement with Mr. Bradley J. Peterson. The term of the employment agreement is August 1, 2016 to July 31, 2021, with no automatic renewals.

The agreement provides that Mr. Peterson will report directly to the CEO and receive:

- an annual base salary of no less than $525,000;
- annual incentive compensation that is targeted at no less than $800,000, based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee; and
- an annual equity award with a target value of no less than $1,600,000, in accordance with the terms of the Equity Plan.

Potential Payments upon Termination or Change in Control

INVOLUNTARY TERMINATION NOT FOR CAUSE OR VOLUNTARY TERMINATION WITH GOOD REASON

Employment Agreements

Under their employment agreements, if Ms. Friedman's or Mr. Peterson's employment is terminated by the Company without cause, or by the executive for good reason, he or she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of (i) two times (for Mr. Peterson, 1.5 times) the prior year's annual base salary, (ii) the target bonus amount for the year prior to the year terminated and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied; and
- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the Company's group health plans, until the earlier of 24 months (for Mr. Peterson, 18 months) or the date he or she is eligible for coverage under another employer's health care plan.

Under her employment agreement, Ms. Friedman also would receive continued vesting for 12 months of outstanding PSUs, based on actual performance during the respective periods.

Ms. Friedman and Mr. Peterson have agreed to be subject to certain customary

Except in employment agreements and other agreements for certain officers as described in this Proxy Statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment.

post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.

Other Agreements

Under the terms of their employment offer letters, if Mr. Ptasznik's or Ms. Dillard's employment is terminated by the Company without cause, or by the executive for good reason, he or she will be entitled to the following severance payments and benefits from the Company:

- a cash payment under Nasdaq's severance guidelines, which will be no less than the sum of (i) 18 months of base salary and (ii) his or her target bonus;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the Company's group health plans, until the earlier of 12 months or the date he or she is eligible for coverage under another employer's health care plan;

- 18 months of continued equity vesting after termination; and

- acceleration of vesting of his or her one-time, new hire RSU grant, if termination occurs within the first three years of employment.

Other Severance for NEOs

Severance payments and benefits payable to NEOs not subject to an employment agreement or other severance arrangement would be made at the sole discretion of the Company and the Management Compensation Committee. These payments are based on historical practices and predetermined guidelines that have been approved by the Management Compensation Committee.

ECIP

Under the ECIP, in the event an NEO's employment is terminated for any reason other than death, disability or retirement, the executive's right to a non-equity incentive plan compensation award for the year of termination is forfeited. The Management Compensation Committee, in its sole discretion, may pay a pro rata incentive compensation award to the executive for the year of termination.

DEATH OR DISABILITY

Employment Agreements

Under the employment agreements with Ms. Friedman and Mr. Peterson, in the event of death or disability, each executive is entitled to a pro rata target bonus for the year of termination and accelerated vesting of all unvested equity that was awarded as of the effective date of her or his agreement.

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the Company and a qualifying termination of employment occur.

ECIP

Under the ECIP, an NEO may, in the discretion of the Management Compensation Committee, receive a pro rata portion of his or her incentive compensation award in the event of death or disability.

Equity Plan

With respect to the other NEOs, under the relevant terms and conditions of the Equity Plan and the individual equity award agreements, all stock options or RSUs that would have vested within one year from the date of death or disability will immediately vest and all vested options may be exercised until the earlier of one year from the date of death or disability or their expiration date. Under the PSU award agreements for all the NEOs, in the event of disability, unvested PSU awards will be forfeited. In the event of death, unvested PSU awards will vest upon the later of the date of death or the date the performance period for the awards is completed.

RESIGNATION THROUGH RETIREMENT NOTICE

In order to ensure a smooth transition to his successor, Mr. Peterson may terminate his employment by providing the Company with at least 270 days' prior written notice. If Mr. Peterson's employment is terminated in compliance

with this notice provision, he will be entitled to the following payments and benefits:

- a cash payment equal to any pro rata target bonus for the year of termination if performance goals are satisfied; and
- continued vesting of all outstanding equity awards based on actual performance during the relevant performance period.

TERMINATION DUE TO CHANGE IN CONTROL ("DOUBLE TRIGGER")

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the Company and a qualifying termination of employment occur.

Employment Agreements

Under their employment agreements, if Ms. Friedman or Mr. Peterson is terminated within two years after a change in control, either by the Company without cause or by the executive for good reason (as defined in their respective employment agreements), the executive will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of (i) two times the prior year's annual base salary, (ii) the target bonus amount for the year prior to the year termination occurs and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied;
- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the Company's group health plans, until the earlier of 24 months or the date he or she is eligible for coverage under another employer's health care plan; and
- continued life insurance and accidental death and dismemberment insurance benefits for the same period as the continued health coverage payments.

Change in Control Severance Plan

Under the Company's change in control severance plan, EVPs (including Messrs. Ptasznik and Griggs and Ms. Dillard) are entitled to benefits in the event of a change in control. If the executive's employment is terminated by the Company without cause within two years following a change in control or by the executive for good reason within one year after a change in control, then he or she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of (i) two times annual base salary, (ii) the target bonus amount as defined by the ECIP, (iii) any pro rata target bonus for the year of termination and (iv) any unpaid bonus which had been earned for a completed plan year;
- payment of the employer's share of COBRA premiums for continued coverage under health plans until the earlier of 24 months following termination, or the date the executive is eligible for coverage under another employer's health care plan; and

- outplacement services for up to 12 months, with a maximum value of $50,000.

Under a "best net" provision, if amounts payable due to a change in control would be subject to an excise tax under Section 4999 of the Internal Revenue Code, payments or benefits to the executive would either be reduced to an amount that would not trigger an excise tax or the executive would receive all payments and benefits subject to the excise tax, whichever approach yields the best after-tax outcome for the executive officer.

The change in control severance plan contains restrictive covenants, which, among other things, require the executive to maintain the confidentiality of the Company's proprietary information and to refrain from disparaging the Company. Each executive also is prohibited from soliciting the Company's employees or rendering services to a competitor for one year following termination. Further, to receive the benefits, the executive must execute a general release of claims against the Company. In addition, the change in control payments and benefits may be discontinued if the executive breaches the restrictive covenants.

Equity Plan

Under the Equity Plan, if outstanding awards are assumed or substituted by the successor company and an employee, including an NEO, is involuntarily terminated by the Company other than for cause within a one-year period after a change in control, all unvested equity awards will vest on the termination date. For awards not assumed or substituted by the successor Company, all unvested awards shall vest immediately prior to the effective time of the change in control.

ESTIMATED TERMINATION OR CHANGE IN CONTROL PAYMENTS AND BENEFITS

The table on the following page reflects the payments and benefits payable to each NEO in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of December 31, 2019, use the executive's compensation and service levels as of that date and are estimates of the amounts that would be payable to the NEOs in each situation. The actual amounts to be paid can only be determined at the time of an executive's actual separation from the Company. Factors that may affect the nature and amount of payments made on termination of employment, among others, include the timing of the event, compensation level, the market price of the Company's common stock and the executive's age. Annual incentive amounts are shown at target. The reported value of the accelerated vesting of outstanding equity awards is based on the intrinsic value of these awards (the value based upon the market price of the Company's common stock on December 31, 2019). The value of PSUs that continue to vest after termination is reported as if the grants vested at target on the termination date. The amounts shown in the table do not include payments and benefits available generally to salaried

employees, such as accrued vacation pay, pension benefits and any death, disability or welfare benefits available under broad-based plans. For information on pension plans, see the "2019 Pension Benefits Table" on page 97.

NAMED EXECUTIVE OFFICER	INVOLUNTARY TERMINATION NOT FOR CAUSE OR VOLUNTARY TERMINATION WITH GOOD REASON ($)	DEATH ($)	DISABILITY ($)	RESIGNATION THROUGH RETIREMENT NOTICE ($)	TERMINATION DUE TO CHANGE IN CONTROL ("DOUBLE TRIGGER") ($)
Adena T. Friedman					
Severance	$4,150,000	–	–	–	$4,150,000
Pro-Rata Current Year Annual Incentive	$2,500,000	$2,500,000	$2,500,000	–	$2,500,000
Continued Performance-Based Equity Vesting	$8,695,128	$18,993,114	–	–	$18,993,114
Health & Welfare Benefits Continuation	$63,344	–	–	–	$63,344
TOTAL	$15,408,472	$21,493,114	$2,500,000	—	$25,706,458
Michael Ptasznik					
Severance	$1,800,000	–	–	–	$1,800,000
Pro-Rata Current Year Annual Incentive[1]	$900,000	$900,000	$900,000	–	$900,000
Continued Performance-Based Equity Vesting	$1,987,455	$4,168,118	–	–	$4,168,118
Health & Welfare Benefits Continuation	$38,098	–	–	–	$76,196
Outplacement Services	$50,000	–	–	–	$50,000
TOTAL	$4,775,553	$5,068,118	$900,000	—	$6,994,314
Lauren B. Dillard					
Severance	$1,575,000	–	–	–	$1,575,000
Pro-Rata Current Year Annual Incentive[1]	$787,500	$787,500	$787,500	–	$787,500
Continued Performance-Based Equity Vesting	–	$2,813,303	–	–	$2,813,303
Equity Vesting	$2,813,303	$1,969,355	$1,969,355	–	$2,813,303
Health & Welfare Benefits Continuation	$20,784	–	–	–	$41,567
Outplacement Services	$50,000	–	–	–	$50,000
TOTAL	$5,246,587	$5,570,158	$2,756,855	—	$8,080,673
P.C. Nelson Griggs					
Severance	$1,925,000	–	–	–	$1,925,000
Pro-Rata Current Year Annual Incentive[1]	$825,000	$825,000	$825,000	–	$825,000
Continued Performance-Based Equity Vesting	–	$3,059,419	–	–	$3,059,419
Health & Welfare Benefits Continuation	$47,508	–	–	–	$63,344
Outplacement Services	$50,000	–	–	–	$50,000
TOTAL	$2,847,508	$3,884,419	$825,000	—	$5,872,763
Bradley J. Peterson					
Severance	$1,650,000	–	–	–	$1,650,000
Pro-Rata Current Year Annual Incentive	$900,000	$900,000	$900,000	$900,000	$900,000
Continued Performance-Based Equity Vesting	–	$4,416,483	–	$4,416,483	$4,416,483
Health & Welfare Benefits Continuation	$31,175	–	–	–	$41,567
TOTAL	$2,581,175	$5,316,483	$900,000	$5,316,483	$7,008,050

[1] Assumes payment at target.

CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our principal executive officer, President and CEO Adena T. Friedman, and the ratio of these two amounts.

For the year 2019, our employee population did not change significantly, as illustrated by the following graphic.

NASDAQ'S GLOBAL WORKFORCE[1]		
	2019 WORKFORCE	2018 WORKFORCE
Total Employees	4,321	4,057
North America	1,951	1,865
Europe, Middle East & Africa	1,600	1,466
Asia Pacific	770	726

[1] Employee data is as of October 22 of the relevant year.

Our employee compensation arrangements also did not change significantly. As a result and consistent with the applicable rules, we used the same median employee as in 2018 for the following CEO pay ratio disclosure.

As described in our 2018 Proxy Statement, our methodology to identify the median of the annual total compensation of all employees in 2018 included the following assumptions, adjustments and estimates.

- We identified the median employee by reviewing the 2018 actual total compensation (which consists of the employee's base salary, actual bonus paid in 2018 and grant date value of actual equity awards granted in 2018) of all full-time, part-time and hourly employees employed by us as of October 22, 2018.
- Consistent with the applicable rules, in 2018 we excluded certain employees from our total employee population in determining our median employee.
  - We excluded eight employees who became our employees due to an acquisition in October 2018, as permitted by the merger/acquisition exemption.
  - We excluded 46 employees who joined Nasdaq after October 22, 2018 due to an acquisition.
  - As permitted under the non-U.S. de minimis exemption, we excluded 202 employees located in jurisdictions outside of the United States, as follows: (1) three employees in Belgium, (2) 194 employees Philippines, (3) two employees in South Korea, (4) one employee in Turkey and (5) two employees in the United Arab Emirates.

- Following the application of these exclusions, the total number of employees used in our median employee analysis was 3,847 (1,857 employees from North America, 1,460 employees from Europe, the Middle East and Africa and 530 employees from Asia Pacific).
- We annualized 2018 base cash compensation for full-time and part-time permanent employees who were hired after January 1, 2018.
- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.
- We did not make any cost-of-living adjustments or full-time equivalent adjustments in identifying the median employee.

Using this methodology, we determined that the median employee was an exempt, full time professional employee located in the U.S. Based on those factors and using the 2018 median compensated employee as the 2019 median employee, we determined the 2019 CEO Pay Ratio as such:

- The 2019 annual total compensation of Ms. Friedman was $13,869,051.
- Based on the same methodology we use for NEOs in the Summary Compensation Table, the 2019 annual total compensation of the median employee was $120,822.
- The ratio of the 2019 annual total compensation of Ms. Friedman to the 2019 annual total compensation of the median employee was 115 to 1.

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the SEC's rules. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies to identify the median employee. The SEC's rules also allow companies to exclude up to 5% of their workforce and make reasonable estimates and assumptions that may impact their employee populations. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Other companies have different employee populations and compensation practices and utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Proposal 3:
Approval of the Employee Stock Purchase Plan, as Amended and Restated

We believe that maintaining a competitive employee stock purchase plan is an important element in recruiting, motivating and retaining our employees. Our ESPP is designed to more closely align the interests of our employees with those of our shareholders by encouraging employees to invest in our common stock, and to help our employees share in our success through the appreciation in value of purchased stock.

The current ESPP expires in May 2020. As a result, in March 2020, the Management Compensation Committee and Board approved, and recommended that shareholders approve, the amendment and restatement of the ESPP.

The amended and restated ESPP, if approved by our shareholders, would be effective as of the date of shareholder approval for a term of ten years. The amended and restated ESPP is intended to accomplish the following:

- increase by 3,000,000 the number of shares of the Company's common stock authorized for issuance under the ESPP;
- extend the ESPP's term by approximately ten years;
- provide for other clarifying changes to the ESPP consistent with Section 423 of the Code.

The Board has approved the amendment and restatement of the ESPP subject to shareholder approval to the extent such approval is necessary under applicable laws and regulations. The Board is asking you to approve the ESPP in order to increase the number of shares available for purchase under the ESPP and to make effective those other material changes to the ESPP which require shareholder approval.

The ESPP is set forth in full in Annex B to this Proxy Statement. A summary of the ESPP is set forth below, and it is subject to the actual terms of the ESPP.

What is the background and purpose of the ESPP?
The ESPP is designed to provide the Company's eligible employees, including employees of the Company's participating U.S. and non-U.S. affiliates, with the opportunity to purchase shares of the Company's common stock on periodic purchase dates through accumulated payroll deductions. The ESPP is intended to allow U.S. based employees to make purchases in a manner that receives favorable U.S. tax treatment under Section 423 of the Code. The Management Compensation Committee, or its delegate, may approve offerings under the ESPP that are not intended to qualify for favorable tax treatment under Section 423, in which eligible employees of certain non-U.S. affiliates may participate.

Purchase opportunities will be extended to employees of non-U.S. affiliates as the Management Compensation Committee, or its delegate, may permit, consistent with applicable local tax and securities rules. It is anticipated that employees of participating non-U.S. affiliates will be permitted to purchase shares on similar but not necessarily identical terms as eligible U.S. employees. Differences may be required by local law. The favorable tax treatment afforded to participating employees of the Company and its U.S. affiliates under Section 423 will not be available to employees of participating non-U.S. affiliates.

In the current offering period, there are 2,319 employees enrolled to participate in the ESPP, representing approximately 52% of the Company's eligible employees as of February 28, 2020.

Who administers the ESPP and how is it administered?

The ESPP is administered by the Management Compensation Committee of the Board of Directors. The duties of the Management Compensation Committee include, without limitation, the following:

- to determine when each offering to purchase shares will occur, and the terms and conditions of each offering (which need not be identical);
- to determine the length of each offering period (during which a participant may accumulate funds through payroll deductions in order to purchase shares), and the enrollment period;
- to designate from time to time which U.S. and non-U.S. affiliates of the Company are eligible to participate in the ESPP (under the Section 423 and non-423 components of the ESPP respectively), and to determine the terms and conditions of participation by the employees of participating affiliates; and
- to construe and interpret the ESPP and to establish, amend and revoke rules, regulations and procedures for the administration of the ESPP, and to correct any defects and inconsistencies in the ESPP or the purchase of shares under the ESPP.

The Management Compensation Committee may, consistent with the terms of the ESPP and its charter, delegate some of its duties and responsibilities to others.

How many shares are available for purchase under the ESPP?

The total number of shares of common stock reserved for issuance under the terms of the ESPP was 5,500,000. As of February 28, 2020, an aggregate of 3,845,180 shares of common stock have been issued to employees under the ESPP, and 1,654,820 shares of common stock remained available for future issuance. Assuming that this Proposal 3 is approved by the shareholders, the total number of shares of common stock reserved for issuance under the ESPP will be increased by 3,000,000 shares. The shares of common stock issuable under the ESPP may be made available from the Company's treasury, from authorized but unissued shares of common stock or from shares of common stock we repurchase, including shares of common stock repurchased on the open market. The Company estimates that, with an increase of 3,000,000 shares, the Company will have a sufficient number of shares of common stock to cover purchases under the ESPP for approximately ten years.

In the event that the Board or the Management Compensation Committee determines that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property) recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the Company, or other similar corporate transaction or event that affects the shares such that an adjustment is determined to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, then the Board or Management Compensation Committee shall make such equitable adjustments in the ESPP and the then outstanding offerings as it deems necessary and appropriate. Adjustments may include, without limitation, changing the number of shares reserved for purchase under the ESPP.

Who is eligible to participate in the ESPP?

Only employees of the Company (including employees who are directors) and employees of our participating affiliates are eligible to participate in the ESPP. The Management Compensation Committee, or its delegate, will determine the particular eligibility requirements for participation in an offering. For offerings that are intended to qualify under Section 423, the Management Compensation Committee is not permitted to exclude employees who customarily work twenty or more hours per week or five or more months in a calendar year. For offerings that are not intended to qualify under Section 423 of the Code, the Management Compensation Committee has the ability to determine that it is necessary or desirable to exclude certain employees by location or position from participation in the non-423 component of the ESPP.

How does the ESPP operate?

Offering Period. Shares of common stock are offered under the ESPP through a series of offerings of such duration as determined by the Management Compensation Committee. These are known as "offering periods." Historically, the Management Compensation Committee has approved offering periods of approximately six months, but may permit shorter or longer offering periods. In no event, however, may an offering period exceed twelve months.

Each offering consists of: (i) an enrollment period, during which eligible employees can elect to participate with respect to an offering period by accumulating funds for the purchase of shares through payroll deductions during the immediately following offering period; (ii) the offering period during which such funds are accumulated; and (iii) a purchase date, which is usually the last day of the offering period, as of which the ESPP administrator will acquire shares of common stock with the funds accumulated by each participant during the offering period.

When an eligible employee elects to participate in an offering, he or she is electing to accumulate funds through payroll deduction during the offering period that will be used to acquire shares of common stock on the purchase

date as of the close of the offering period. Except as may be permitted by the Management Compensation Committee, all contributions must be made by means of payroll deductions. On the purchase date, all payroll deductions (and any other permitted contributions) collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations. All payroll deductions are taken on an after-tax basis.

As described under the subheading "Purchase Price," below, a major benefit of the ESPP is that participants are able to purchase shares at a discount from the then-current market price.

A participant with respect to an offering period may, by written notice at any time during the offering period, direct the Company to reduce or increase payroll deductions, subject to a maximum of one change per offering period. The Management Compensation Committee may prescribe rules regarding the time and manner for providing such notice.

Amounts contributed by means of payroll deductions during an offering period are accounted for through a bookkeeping account established by the Company (or participating affiliate). This is a recordkeeping account only, and is not credited with interest. A participant may elect to withdraw all or any portion of his or her account prior to the end of the offering period to which it relates. Such withdrawal will terminate the participant's participation with respect to that offering period, although he or she can elect to enroll and participate again with respect to a future offering period, provided he or she remains an eligible employee. The Management Compensation Committee may require that a notice of withdrawal be on file with the Company's designated office for a reasonable period prior to the purchase date with respect to the offering period. Following receipt of a timely notice of withdrawal, the participant's accumulated account that has not been applied to the purchase of shares shall be refunded to the participant as soon as administratively feasible in accordance with the Company's administrative procedures.

Purchase Price. The purchase price of the shares of common stock purchased on behalf of each participant on each purchase date is the lower of 85% of: (i) the fair market value per share on the start date of the offering period in which the participant is enrolled; or (ii) the fair market value on the applicable purchase date of the offering period (usually the last day of the offering period).

The fair market value per share on any particular date under the ESPP is the closing price per share on such date reported on The Nasdaq Stock Market, and if no closing price is reported on such date, the fair market value per share is the closing price per share on the prior trading day for which a closing price was reported. As of February 28, 2020, the fair market value of the Company's common stock determined on such basis was $102.55 per share, which was the closing price per share on February 28, 2020.

With respect to the non-423 component of the ESPP, in circumstances where payroll deductions have been taken from a participant's base salary or base pay in a currency other than U.S. dollars, shares will be purchased by converting the participant's account to U.S. dollars at the exchange rate, as published by Bloomberg. com if available or otherwise as determined with respect to a particular jurisdiction by the Management Compensation Committee or its delegate for this purpose, and such dollar amount shall be used to purchase shares as of the purchase date.

Payroll Deductions and Stock Purchases. By enrolling in the ESPP with respect to an offering period, each participant authorizes periodic after-tax payroll deductions of a percentage of his or her base salary or base pay each payroll period during the offering period. Payroll deductions will be accumulated and

applied to the acquisition of shares of common stock on the purchase date for that offering period at the purchase price in effect for that purchase date. Payroll deductions may be made in 1% increments of compensation, subject to a minimum of 1% and a maximum of 10% each payroll period. In no event may contributions exceed 10% of the participant's compensation for the offering period.

Other Limitations. The ESPP imposes certain limitations upon a participant's rights to acquire shares of common stock for offerings that are intended to qualify under Section 423 of the Code, including the following:

- purchase rights granted to a participant may not permit such individual to purchase more than $25,000 worth of shares of common stock (valued as of the first day of each offering period) for each calendar year;
- purchase rights may not be granted to any individual if such individual would, immediately after the grant, be deemed for purposes of Section 423(b) of the Code to own stock possessing 5% or more of the total combined voting power or value of all classes of the stock of the Company or any of our affiliates; and
- the maximum number of shares that may be purchased by any participant in any calendar year is 4,000 shares.

Unless otherwise determined by the Management Compensation Committee, these limitations also will be imposed with respect to purchases under the non-423 component of the ESPP made available to employees of non-U.S. participating affiliates.

Termination of Employment. Purchase rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of employment for any reason, including death, and the Company will refund all accumulated payroll deductions which have not been applied to the purchase of shares to the terminated employee or his or her beneficiary, as applicable, without interest.

Shareholder Rights. No participant has any shareholder rights with respect to the shares of common stock covered by a purchase right until the shares of common stock are actually purchased on the participant's behalf. Other than stock splits and other recapitalizations described above, no adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Change in Control. In the event of the change in control of the Company (as defined in the ESPP), if the Management Compensation Committee determines that the continued operation or administration of the ESPP could prevent participants from obtaining the benefits intended under the ESPP, the ESPP may be terminated in any manner deemed by the Management Compensation Committee to provide equitable treatment to participants.

Share Pro Ration. Should the total number of shares of common stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares of common stock then available for purchase under the ESPP, then the Management Compensation Committee will make a pro rata allocation of the available shares of common stock in as nearly a uniform manner as shall be practicable and as it shall deem equitable. In the event that any shares reserved for any offering period are not purchased, such un-purchased shares may again be made available for purchase under the ESPP.

Special Rules for Non-U.S. Affiliates. With respect to employees of the Company's non-U.S. affiliates participating in the ESPP, the Management Compensation Committee may adopt rules or procedures relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the

Management Compensation Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, the remission of contributions by participants unable to make payroll deductions due to legal restrictions, conversion of local currency, payroll tax and withholding procedures that vary with local requirements.

The Management Compensation Committee may also adopt rules, procedures or sub-plans applicable to particular participating non-U.S. affiliates and the jurisdiction(s) to which they are subject, which sub-plans may be designed to be outside the scope of Section 423 of the Code and which are intended to comply with the tax, employment and/or securities laws of such jurisdiction(s). The rules of such sub-plans may take precedence over other provisions of the ESPP, with the exception of the maximum number of shares available for purchase, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423, such sub-plan shall be considered part of the non-423 component of the ESPP, and rights granted thereunder shall not be considered to comply with Section 423.

Can the ESPP be amended or terminated?

The Company's Board may alter, suspend or terminate the ESPP at any time. However, the Board must seek shareholder approval of any ESPP amendment to the extent necessary to satisfy applicable laws or listing requirements. For example, under currently applicable laws and listing requirements, the Board may not, without shareholder approval, amend the ESPP to: (i) increase the number of shares of common stock issuable under the ESPP; or (ii) alter the purchase price formula so as to reduce the purchase price. Subject to the foregoing, the Management Compensation Committee may, from time to time, amend the ESPP to cure any ambiguity or correct or supplement any provision of the ESPP that may be defective or inconsistent with another provision of the ESPP, or to make other necessary or desirable changes that the Management Compensation Committee deems to be not material.

U.S. Federal Tax Consequences

The following is a summary of the principal U.S. federal income taxation consequences to the Company and our employees with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any foreign jurisdictions where a participant may reside.

General. For employees of the Company and its participating U.S. affiliates that are subject to U.S. tax laws, the ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, so that purchase rights exercised under the ESPP may qualify as qualified purchases under Section 423. Under such an arrangement, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of common stock acquired under the ESPP or in the event the participant should die while still owning the purchased shares of common stock.

Disqualifying Disposition. If the participant sells or otherwise disposes of the purchased shares of common stock within two years after the start date of the offering period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income equal to the amount by which the fair market value of the shares of common stock on the purchase date exceeded the purchase price paid for those shares. The Company will be entitled to an income tax deduction, for the taxable

The Board of Directors unanimously recommends a vote FOR the approval of the amended and restated Nasdaq, Inc. Employee Stock Purchase Plan.

year in which such disposition occurs, equal in amount to such excess. The participant will also recognize capital gains to the extent the amount realized upon the sale or disposition of the shares of common stock exceeds the sum of the aggregate purchase price paid for those shares of common stock and the ordinary income recognized upon their disposition.

Qualifying Disposition. If the participant sells or disposes of the purchased shares of common stock more than two years after the start date of the offering period in which the shares of common stock were acquired and more than one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of: (i) the amount by which the fair market value of the shares of common stock on the sale or disposition date exceeded the purchase price paid for those shares of common stock; or (ii) 15% of the fair market value of the shares of common stock on the start date of that offering period. Any additional gain or loss upon the disposition will be taxed as a long-term capital gain or loss. The Company will not be entitled to an income tax deduction with respect to such disposition.

Death. If the participant still owns the purchased shares at the time of death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the shares on the start date of the offering period in which those shares of common stock were acquired, will constitute ordinary income in the year of death.

Future ESPP Benefits

Participation in the ESPP is voluntary, and each eligible employee will make his or her own decision whether and to what extent to participate. Accordingly, it is not possible to determine the future benefits that will be received under the ESPP, nor is it possible to determine the benefits that would have been received if the ESPP had been in effect for the fiscal year ended December 31, 2019.

Historical ESPP Benefits

The table below shows, as to the NEOs and the various specified groups, the aggregate number of shares of common stock purchased under the ESPP since its inception, as of December 31, 2019.

NAME AND POSITION	# OF SHARES PURCHASED
Adena T. Friedman	1,375
Michael Ptasznik	–
Lauren B. Dillard	257
P.C. Nelson Griggs	561
Bradley J. Peterson	1,718
All Current Executive Officers as a Group (12 persons)	17,061
All Current Non-Employee Directors as a Group (10 persons)[1]	–
All Employees as a Group, Excluding Executive Officers	3,828,119

[1] Non-employee directors do not participate in the ESPP.

Securities Authorized for Issuance under Equity Compensation Plans

Information about securities authorized for issuance under equity compensation plans is incorporated herein by reference from the discussion under the heading "Equity Compensation Plan Information" in the Form 10-K.

Audit & Risk Committee Matters

Audit & Risk Committee Report

AUDIT & RISK COMMITTEE RESPONSIBILITIES

The Audit & Risk Committee operates under a written charter. The charter, which was last amended effective March 3, 2020, includes the Audit & Risk Committee's duties and responsibilities.

The Audit & Risk Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of Nasdaq's accounting, auditing, financial reporting practices and risk management. As part of this effort, the Audit & Risk Committee reviews the disclosures in our Form 10-K, Quarterly Reports on Form 10-Q and quarterly earnings releases. In addition, the Audit & Risk Committee assists the Board by reviewing and discussing the effectiveness of controls over Nasdaq's regulatory programs and ERM structure and process, Global Ethics and Compliance Program and confidential whistleblower process. The Audit & Risk Committee charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market.

For a description of the Audit & Risk Committee's key accomplishments in 2019, please refer to "Board Committees – Audit & Risk Committee – 2019 Highlights" on pages 56-57.

Review of Audited Financial Statements

The Audit & Risk Committee:

- reviewed and discussed the audited financial statements with management;

- discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communications with Audit & Risk Committees," as adopted by the PCAOB; and

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit & Risk Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions discussed above, the Audit & Risk Committee recommended to the Board of Directors that the audited financial statements be included in the Form 10-K.

THE AUDIT & RISK COMMITTEE


Thomas A. Kloet (Chair)


Charlene T. Begley


John D. Rainey


Alfred W. Zollar

Annual Evaluation and 2020 Selection of Independent Auditors

The Audit & Risk Committee annually evaluates the performance of the Company's independent auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms. The Audit & Risk Committee also considers the impact of changing auditors when assessing whether to retain the current independent auditor.

The Audit & Risk Committee assessed Ernst & Young LLP's performance as independent auditor during fiscal year 2019, including the performance of the Ernst & Young LLP lead audit partner and the audit team. As part of its assessment, the Audit & Risk Committee considered several factors, including:

• an annual report from Ernst & Young LLP describing the independent auditors' internal quality control procedures;

• the firm's independence and integrity;

• the quality of communication with the Audit & Risk Committee;

• the appropriateness of fees; and

• any material issues raised by the most recent internal quality control review or peer review or other external data on audit quality and performance.

The Audit & Risk Committee received from Ernst & Young LLP a formal written statement describing all relationships between the firm and Nasdaq that might bear on the firm's independence, consistent with the applicable requirements of the PCAOB. The Audit & Risk Committee discussed with the independent registered public accounting firm any relationships that may impact the firm's objectivity and independence and satisfied itself as to the firm's independence.

In accordance with SEC rules, the lead audit partner at the external auditor may provide a maximum number of five consecutive years of service to a particular company. The current Ernst & Young LLP lead audit partner was assigned commencing with the audit of our financial statements for the fiscal year ended December 31, 2019. The Audit & Risk Committee reviewed and evaluated the lead audit partner as part of its annual process for reviewing the independent auditor.

In 2019, at the Audit & Risk Committee's direction, we conducted a review of the independent auditor relationship and solicited proposals from several accounting firms, including Ernst & Young LLP, to conduct the external audit of Nasdaq's financial statements for the year ending December 31, 2020. An Auditor Selection Committee comprised of members from our finance, internal audit, technology, and risk functions evaluated the proposals based on the factors outlined below.



FIRM QUALIFICATIONS

- Relevant industry expertise and geographical reach
- Sufficiency of resources
- Quality control process



ENGAGEMENT TEAM

- Knowledge, skills and experience
- Access to specialized expertise



AUDIT APPROACH

- Effectiveness of the overall approach
- Use of technology and innovative ideas for the future
- Quality of communication with the Audit & Risk Committee and management



TECHNICAL MATTERS

- Availability of national office resources and subject matter experts
- Consultation process



INDEPENDENCE AND QUALITY CONTROL

- Systems/processes in place to continuously ensure independence
- Approach to assessing service quality
- PCAOB inspection results



FEES

- Reasonableness and transparency of fees

Upon consideration of the information provided by the Auditor Selection Committee, the Audit & Risk Committee approved the continued retention of Ernst & Young LLP, which it believes is in the best interests of Nasdaq and its shareholders. The factors leading to the retention of Ernst & Young LLP included its expertise within our industry and the benefits of its institutional knowledge and deep expertise regarding the Company's complex operations, accounting policies and practices, and internal controls over financial reporting.

AUDIT FEES AND ALL OTHER FEES

The table below shows the amount of fees we paid to Ernst & Young LLP for fiscal years 2019 and 2018, including expenses.

	2019	2018
Audit fees[1]	$5,829,453	$6,015,712
Audit-related fees[2]	$1,112,029	$966,600
Audit and audit-related fees	$6,941,482	$6,982,312
Tax fees[3]	$299,639	$29,299
All other fees[4]	$1,302,618	$1,193,627
Total[5]	$8,543,739	$8,205,238

[1] Audit services were provided globally in 2019 and 2018. Fees related to audits of international subsidiaries are translated into U.S. dollars. Audit fees primarily represent fees for: the audit of Nasdaq's annual financial statements included in the Form 10-K; the review of Nasdaq's Quarterly Reports on Form 10-Q; statutory audits of subsidiaries as required by statutes and regulations; accounting consultations on matters addressed during the audit or interim reviews; comfort letters and consents; and the internal control attestation and reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

[2] The 2019 and 2018 audit-related fees primarily include due diligence on strategic initiatives, including M&A, as well as other attestation reports issued related to Nasdaq's regulatory environment.

[3] The increase in tax fees in 2019 as compared to 2018 was primarily due to consultations regarding tax matters.

[4] Other fees in 2019 and 2018 primarily relate to the Swedish Financial Supervisory Authority listing requirements for companies applying for a listing on Nasdaq Stockholm AB. The validation of these companies is required to be performed by an external accounting firm. The fees are collected from the listing companies by us and paid to Ernst & Young LLP on behalf of the listing companies.

[5] Fees exclude services provided to Nasdaq's non-profit entities and services provided in relation to Nasdaq's role as administrator for the Unlisted Trading Privileges Plan.

The Audit & Risk Committee pre-approves both audit and non-audit services performed by the independent registered public accounting firm, and Nasdaq's Audit & Risk Committee pre-approved all such services in 2019 and 2018.

Proposal 4:
Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2020

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Ernst & Young LLP as Nasdaq's independent registered public accounting firm for the fiscal year ending December 31, 2020.

As outlined in the Audit & Risk Committee charter, the Audit & Risk Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Nasdaq's financial statements. Following the extensive process described under "Annual Evaluation and 2020 Selection of the Independent Auditor," the Audit & Risk Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020.

If the shareholders do not ratify the selection, the Audit & Risk Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit & Risk Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Nasdaq and its shareholders. Representatives of Ernst & Young LLP will be present during the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions by shareholders. The Audit & Risk Committee and the Board believe that the continued retention of Ernst & Young LLP as the independent registered public accounting firm is in the best interests of Nasdaq and its shareholders.

Other Items

Proposal 5: Shareholder Proposal Adopt a New Shareholder Right— Written Consent

The Board of Directors unanimously recommends a vote AGAINST Proposal 5.

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, owner of no less than 500 shares of Nasdaq common stock, has informed Nasdaq that he plans to introduce the following proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Proposal 5 – Adopt a New Shareholder Right–Written Consent

Shareholders request that our board of directors take the steps necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp. (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice.

If our management had been neutral on this proposal topic in 2018 it would have received a majority vote. In spite of management opposition this proposal topic received impressive shareholder support of 46% in 2018. Then, while bragging about the NDAQ management "Stockholder Engagement" in the 2019 proxy, management hid from shareholders that shares that call for a special meeting must be held for one continuous year. Thus a 15% stock ownership requirement to call a special meeting could potentially be a 30% stock ownership threshold after the share are subtracted that are held for less than one year.

The one-year exclusion that applies to shares calling for a special meeting is all the more reason for shareholders to have the right act by written consent. Fortunately relatively few companies have the sneaky one-year holding period for shares to qualify to call for a special meeting.

Management also hid from shareholders that it was doing a special solicitation against the 2019 written consent proposal. So now NDAQ shareholders know that the NDAQ brand of "Stockholder Engagement" stands for hiding material information from shareholders.

This would seem to raise questions on the stewardship of Michael Splinter, the NDAQ Chairman of the Board who also chairs the NDAQ Governance Committee. Mr. Splinter received the most negative votes at the 2019 NDAQ annual meeting.

Taking action by written consent is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. In any event the right for shareholders to act by written consent is a more important right than the right to call a special meeting.

Please vote yes: **Adopt a New Shareholder Right–Written Consent–Proposal 5**

Board of Directors' Statement In Opposition

Our Board carefully considered the advisory votes regarding similar proposals at four previous Annual Meetings and concluded again that this proposal is not in the best interests of Nasdaq and its stockholders. This conclusion is consistent with that of our stockholders, large and small, who cast the majority of votes AGAINST the proposal at each of the Annual Meetings where it was presented, including 68% of votes AGAINST the proposal at the most recent Annual Meeting in 2019. The Board therefore unanimously recommends that stockholders again vote AGAINST this proposal, as further explained below.

ACTION BY WRITTEN CONSENT IS UNNECESSARY GIVEN THE ABILITY OF STOCKHOLDERS TO CALL SPECIAL MEETINGS

In addition to stockholders being able to propose and vote on important matters at our Annual Meetings, stockholders holding as little as 15% of Nasdaq's voting power for at least one year may call a special meeting of stockholders. This right permits Nasdaq's stockholders to effect change by bringing important matters before all stockholders for consideration in a fully transparent and equitable manner. Stockholder meetings offer important protections and advantages to all stockholders that are absent from the written consent process under this proposal. The protections and advantages of stockholder meetings include the following.

- Meetings are held at a time, date and venue publicly announced in advance, and all stockholders may attend, consider the proposed actions and vote their shares.
- Meetings provide stockholders with a transparent forum for open discussion and consideration of the proposed actions.
- Accurate and complete information about the proposed actions is widely distributed well in advance of stockholder meetings, thereby encouraging a fully informed discussion and consideration of the merits of the proposed actions.
- The Board is able to analyze the proposed actions and provide a well-informed recommendation on them.

Further, we believe that certain assertions about the Company, the Board and our corporate governance in the current stockholder proposal are incorrect. While we have chosen not to respond to all of them, we feel compelled to correct the assertion that management has not been transparent about the parameters under which the existing special meeting right may be exercised. The special meeting right is set forth in Nasdaq's By-Laws, which are, and have been since prior to the implementation of the special meeting right, publicly available on our website and in our SEC filings. In addition, the material terms and conditions of the special meeting provision, including the one-year ownership requirement, were described in the Current Report on Form 8-K that we filed on January 28, 2014 to report the adoption of the special meeting right.

NASDAQ'S EXTENSIVE STOCKHOLDER ENGAGEMENT PROGRAM ALLOWS STOCKHOLDERS TO PROVIDE ONGOING AND CONSTRUCTIVE FEEDBACK TO OUR BOARD OF DIRECTORS AND MANAGEMENT

Nasdaq regularly engages with our investors to learn and understand their views and then communicates those views to the Board. As described in the "Proxy Summary," during 2019, we held formal engagement sessions with the investment stewardship teams at stockholders owning approximately 64% of our outstanding shares.

The Company sought stockholder views on a wide variety of topics including: Nasdaq's corporate strategy and focus on long-term value creation; corporate governance; executive compensation; environmental and social topics; risk oversight; and human capital management.

Importantly, the Company also sought stockholders' views on the topic of this proposal. The Company's conversations with investors are consistent with the past voting results on this issue – while some view written consent as an important right, the majority of our stockholders did not express support for adopting it. In fact, some stockholders have expressed concern that action by written consent might risk their ability to participate in a vote. Other stockholders are of the view that action by written consent does not provide them with any additional material benefits beyond other rights they are already afforded.

NASDAQ'S CORPORATE GOVERNANCE PRACTICES EMPHASIZE BOARD ACCOUNTABILITY AND PROVIDE NUMEROUS OPPORTUNITIES FOR STOCKHOLDER ACTION

In addition to providing for extensive stockholder engagement and stockholders' right to call special meetings, Nasdaq's existing corporate governance practices and policies emphasize Board accountability and give stockholders ample opportunity to take action at a properly called stockholders' meeting. Significant examples include the following.

- **Proxy Access.** In 2016, in response to feedback from stockholders, Nasdaq adopted a proxy access provision that allows a stockholder (or group of stockholders) that complies with certain customary requirements to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials.
- **Annual Elections of Directors.** All of Nasdaq's directors are elected annually by our stockholders.
- **Majority Voting in Director Elections.** In 2010, in response to feedback from stockholders, Nasdaq amended its governance documents to provide that, in an uncontested election of directors, director nominees are elected by a majority of the votes cast.
- **Elimination of Supermajority Voting.** In 2014, in response to feedback from stockholders, Nasdaq eliminated all supermajority voting requirements from its governance documents.
- **Director Nominations.** Nasdaq's By-Laws permit stockholders to nominate persons for election to the Board or propose other business to be considered at an annual or special meeting called by the Board.

- **Independent Board Leadership.** Nasdaq has separated the roles of Chairman of the Board and President and CEO. The Chairman of the Board is an independent director, as are all of the Chairs of the Board Committees.
- **No "Poison Pill."** We do not have a "poison pill," which is a defensive tactic used by a corporation's board of directors against a takeover. Such plans are generally viewed negatively by stockholder rights advocates.
- **Annual Advisory Vote To Approve Executive Compensation.** On an annual basis, stockholders have the opportunity to provide feedback on the compensation of our named executive officers through an advisory vote.
- **Advance Notice Provisions.** Nasdaq's By-Laws establish an advance notice procedure for director nominations or other proposals that are not submitted for inclusion in the Proxy Statement, but that a stockholder instead wishes to present directly at an Annual Meeting.

Nasdaq has consistently demonstrated that when it believes a particular action requested by a stockholder is in the best interests of all stockholders, the Board will support that action. In fact, many of the practices described above were adopted in response to stockholder feedback. Nasdaq believes that its corporate governance practices and policies enable stockholders to act in support of their interests while avoiding the risks associated with stockholder action by written consent.

ACTION BY WRITTEN CONSENT CAN RESULT IN SECRETIVE AND UNSOUND VOTING PROCESSES, IN OPPOSITION TO NASDAQ'S COMMITMENT TO TRANSPARENT DECISION-MAKING

In contrast to the open and transparent forum of a stockholder meeting, stockholder action by written consent, where there is no advance notice, discussion or debate, can result in secretive and unsound decision-making by permitting a bare majority of stockholders to act alone. Therefore, a small group of stockholders, with no fiduciary duties to Nasdaq or other stockholders and without the knowledge or participation of other stockholders, could propose and take action, thereby disenfranchising minority stockholders. Such action would deprive many stockholders of the opportunity to assess, discuss, deliberate and vote on pending stockholder matters. This could include matters that are significant in nature, such as removing directors, amending the governance documents or acting on a proposal to sell our Company, all without a stockholder meeting to consider the merits or consequences of that matter. The Board believes that matters of sufficient importance to warrant action between annual stockholder meetings should not be decided in this manner.

ACTION BY WRITTEN CONSENT COULD CREATE CONFUSION AND DISRUPTION FOR STOCKHOLDERS AND THE COMPANY

The Board also believes that permitting stockholder action by written consent is not appropriate for a public company like Nasdaq. If permitted, multiple stockholder groups could solicit written consents at any time and as frequently as they choose on a range of insignificant or self-interested issues. Some of these written consents may be duplicative or contradictory, which has the potential to create substantial confusion and disruption for stockholders and a significant encumbrance on the Company's resources, including the time and attention of the Board, its executives and its employees. The Board believes these resources would be better spent developing and growing the Company's business to increase long-term value for all stockholders.

SUBSTANTIALLY IDENTICAL PROPOSALS WERE REJECTED BY THE COMPANY'S STOCKHOLDERS NUMEROUS TIMES

The Board has carefully considered the stockholder proposal in light of the rejection by Nasdaq's stockholders of substantially similar proposals submitted by the same proponent at four of the last five Annual Meetings of Stockholders. As a result, the Board continues to believe that the actions requested by the proponent are not in the best interests of Nasdaq and its stockholders and urges stockholders to reject the proposal.

In addition, in late 2018, proxy advisory firm Glass Lewis revised its policy concerning stockholder proposals on written consent. In cases like Nasdaq's where a company has adopted a special meeting right of 15% or below and has adopted reasonable proxy access provisions, Glass Lewis will generally recommend a vote against stockholder proposals regarding written consent. This change is consistent with Nasdaq's view that this proposal is unnecessary, given Nasdaq's corporate governance framework and practices. See pages 27-35.

NASDAQ'S CORPORATE GOVERNANCE PRACTICES EMPHASIZE BOARD ACCOUNTABILITY AND PROVIDE NUMEROUS OPPORTUNITIES FOR STOCKHOLDER ACTION

Proxy Access	Annual Elections of Directors	Majority Voting in Director Elections	Elimination of Supermajority Voting	Director Nominations
Independent Board Leadership	No "Poison Pill"	Annual Advisory Vote to Approve Executive Compensation		Advance Notice Provisions

Summary

The Company is proud of its engagement with, and responsiveness to, its stockholders, as shown by its adoption of corporate governance policies that serve the interests of all stockholders. Nasdaq's existing corporate governance structure is strongly supportive of stockholder rights and accordingly, the adoption of the proposal permitting action by written consent is unnecessary, inappropriate and not in the best interests of Nasdaq and its stockholders.

Other Business

The Nasdaq Board knows of no business other than the matters described in this Proxy Statement that will be presented at the Annual Meeting. To the extent that matters not known at this time may properly come before the Annual Meeting, absent instructions thereon to the contrary, the enclosed proxy will confer discretionary authority with respect to such other matters and it is the intention of the persons named in the proxy to vote in accordance with their judgment on such other matters.

Security Ownership of Certain Beneficial Owners and Management

Each shareholder is entitled to the number of votes equal to the number of shares of common stock held by such shareholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of the record date by:

• each person who is known by us to own beneficially more than 5% of our common stock;

• each current director and nominee for director;

• each NEO; and

• all directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All vested options, vested shares of restricted stock and vested shares underlying PSUs referred to in the table were granted under the Equity Plan. Shares of common stock underlying options that are currently exercisable

or exercisable within 60 days are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Holders of RSUs and PSUs granted under the Equity Plan have the right to direct the voting of the shares underlying those RSUs and PSUs only to the extent the shares are vested.

As of the record date, 164,347,798 shares of common stock were outstanding. Except as noted below, each shareholder is entitled to the number of votes equal to the number of shares of common stock held by such shareholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

NAME OF BENEFICIAL OWNER	COMMON STOCK BENEFICIALLY OWNED	PERCENT OF CLASS
Borse Dubai Limited[1] Level 7, Precinct Building 5, Gate District, DIFC, Dubai UAE	29,780,515	18.1%
Investor AB[2] Innax AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden V7	19,394,142	11.8%
Massachusetts Financial Services Company[3] 111 Huntington Avenue, Boston, MA 02199	13,823,742	8.4%
The Vanguard Group, Inc.[4] 100 Vanguard Blvd., Malvern, PA 19355	12,839,409	7.8%
Melissa M. Arnoldi[5]	7,368	*
Charlene T. Begley[6]	4,114	*
Steven D. Black[7]	35,139	*
Adena T. Friedman[8]	575,690	*
Essa Kazim[9]	33,675	*
Thomas A. Kloet[10]	15,571	*
John D. Rainey[11]	5,702	*
Michael R. Splinter[12]	57,643	*
Jacob Wallenberg[13]	2,514	*
Lars R. Wedenborn[14]	22,500	*
Alfred W. Zollar	–	*
Lauren B. Dillard	–	*
P.C. Nelson Griggs[15]	25,681	*
Bradley J. Peterson[16]	31,805	*
Michael Ptasznik[17]	27,540	*
All Directors and Executive Officers of Nasdaq as a Group (22 Persons)	914,822	0.6%

* Represents less than 1%.

[1] As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

[2] As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

[3] As of the record date, based solely on information included in a Schedule 13G/A, filed February 14, 2020, Massachusetts Financial Services Company indicated that it has beneficial ownership of and sole dispositive power with respect to 13,823,742 shares and sole voting power with respect to 13,208,358 shares.

[4] As of the record date, based solely on information included in a Schedule 13G/A, filed February 12, 2020, The Vanguard Group, Inc. indicated that it has beneficial

ownership of 12,839,409 shares, sole voting power with respect to 168,176 shares, shared voting power with respect to 30,730 shares, sole dispositive power with respect to 12,651,272 shares and shared dispositive power with respect to 188,137 shares. The Schedule 13G/A includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (129,885 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (94,584 shares).

[5] Represents 7,368 vested shares of restricted stock.

[6] Represents 4,114 vested shares of restricted stock.

[7] Represents 35,139 vested shares of restricted stock.

[8] Represents (i) 268,817 vested options, (ii) 81,584 vested shares of restricted stock, (iii) 190,838 vested shares underlying PSUs and (iv) 34,451 shares granted under the Equity Plan or purchased pursuant to the ESPP when Ms. Friedman was previously an employee of Nasdaq prior to returning as President in 2014.

[9] Represents 33,675 vested shares of restricted stock. Excludes shares of Nasdaq common stock owned by Borse Dubai. H.E. Kazim, who is Chairman of Borse Dubai, disclaims beneficial ownership of such shares.

[10] Represents (i) 13,571 vested shares of restricted stock and (ii) 2,000 shares acquired through open market purchases.

[11] Represents 5,702 vested shares of restricted stock.

[12] Represents 57,643 vested shares of restricted stock.

[13] Represents 2,514 vested shares of restricted stock. Excludes shares of Nasdaq common stock held by Investor AB. Mr. Wallenberg, who is Chairman of Investor AB, disclaims beneficial ownership of such shares.

[14] Represents (i) 15,000 shares held by a pension insurance fund in the name of FAM AB, which is Mr. Wedenborn's employer and (ii) 7,500 shares held by a pension insurance fund in the name of Investor AB, which is Mr. Wedenborn's former employer.

[15] Represents 25,681 vested shares underlying PSUs.

[16] Represents (i) 11,965 vested shares of restricted stock, (ii) 18,497 vested shares underlying PSUs and (iii) 1,343 shares of stock purchased pursuant to the ESPP.

[17] Represents (i) 11,071 vested shares of restricted stock and (ii) 16,469 vested shares underlying PSUs.

Nasdaq's Employee Networks

Nasdaq's Employee Networks enable employees to support each other and come together on shared topics and interests. Our Employee Networks celebrate our diversity and provide a sense of inclusion and belonging. To the right is a list of our current Employee Networks.



¡Adelante Nasdaq!

¡Adelante Nasdaq! is our global employee network dedicated to employees who have an interest in Hispanic/Latino culture and heritage.

Asian Professionals at Nasdaq (APAN)

APAN aims to build a platform for professional and social activities for those that have an affinity or interest in Asian culture.

Global Link of Black Employees (GLOBE)

GLOBE provides a platform for connection and collaboration for employees that have an affinity or interest in Black, African, African-American and West Indian culture at Nasdaq.

Green Team

This network is for those who are passionate about sustainability and making a positive impact on the environment and planet.

Nasdaq Accessibility Network

Nasdaq Accessibility Network is for Nasdaq employees with disabilities, their families and supporters. The group seeks to create and empower an inclusive community focused on the diverse needs of Nasdaq's disabled employees.

Nasdaq Executive Assistants Network

This network enables assistants across all geographies and demographics to collaborate with each other on shared topics, best practices and interests.

The Out Proud Employees of Nasdaq (The OPEN)

The OPEN represents the LGBTQ employees, their families and allies.

Parents and Caregivers

This network, which is for Nasdaq employees who identify themselves as parents or caregivers, aims to foster a workplace where employees feel confident that they can have a rewarding career while being fully committed to their family.

Software Engineer Employee Network (SEEN) (Coming in 2020)

SEEN is for employees who are interested in and passionate about coding and software development. This network will foster a sense of community and support to assist individual developers in a fast-paced technology environment.

Veterans@Nasdaq

This network brings together those employees who have served or are currently serving in the military, military families and their supporters.

Women in Nasdaq (WIN)

WIN brings women and their allies at Nasdaq together for inspiration, motivation, professional development, networking and fun.

Executive Officers

Nasdaq's current executive officers are listed below.

In support of our Diversity, Inclusion and Belonging Program, our executive officers serve as executive sponsors to our Employee Networks. As executive sponsors, they are able to advance the mission, and counsel the leaders, of the Employee Network. Ms. Friedman engages with and supports all the Employee Networks. We have listed below the Employee Network(s) sponsored by each other executive officer. For further information on our Employee Networks, see page 122.



ADENA T. FRIEDMAN

Age: 50
Title: President & CEO

Ms. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.



TAL COHEN

Age: 47
Title: EVP, North American Markets
Employee Network
Executive Sponsor: Asian Professionals at Nasdaq (APAN)

Mr. Cohen has served as EVP, North American Markets since July 2019. Prior to that, he was SVP, North American Market Services since April 2016. He joined Nasdaq following the acquisition of Chi-X Canada. Previously, Mr. Cohen was the CEO of Chi-X Global, a global operator of trading venues, for six years. Prior to Chi-X, he held senior positions at Instinet, American Express and Arthur Andersen.



LAUREN B. DILLARD

Age: 44
Title: EVP, Information Services
Employee Network
Executive Sponsor: Women in Nasdaq (WIN)

Ms. Dillard has served as EVP, Information Services since June 2019. She joined Nasdaq from The Carlyle Group, a global alternative asset manager, where she was Managing Director and Partner since 2011. She also was head of Carlyle's Investment Solutions Group since December 2015 and member of Carlyle's Management Committee. Previously, Ms. Dillard served as Chief Operating Officer and CFO of Carlyle's Investment Solutions Group from February 2014 to December 2015. Ms. Dillard's other roles at Carlyle included Head of the Global Tax Department and Head of Global Equity Programs. Prior to joining Carlyle in 2002, Ms. Dillard served in the Tax Practice of Arthur Andersen.



P.C. NELSON GRIGGS

Age: 49
Title: EVP, Corporate Services
Employee Network
Executive Sponsor: The Out Proud Employees of Nasdaq (The OPEN)

Mr. Griggs has served as EVP, Corporate Services since April 2018. Mr. Griggs is also President of The Nasdaq Stock Market. Previously, Mr. Griggs was EVP, Listing Services from October 2014 through April 2018 and SVP, New Listings from July 2012 through October 2014. Since joining Nasdaq in 2001, Mr. Griggs has served in a myriad of other roles including SVP, Listings Asia Sales and VP, Listings. Prior to joining Nasdaq, Mr. Griggs worked at Fidelity Investments and a San Francisco based startup company.



LARS OTTERSGÅRD

Age: 55
Title: EVP, Market Technology
Employee Network
Executive Sponsor: Nasdaq Accessibility Network

Mr. Ottersgård has served as EVP, Market Technology since October 2014. Previously, Mr. Ottersgård was SVP, Market Technology from 2008 to October 2014. Mr. Ottersgård joined OMX in 2006 as Global Head of Sales for its commercial technology business. Prior to joining OMX, Mr. Ottersgård held various positions at IBM for twenty years, where he covered the Nordic and European markets and was most recently a senior executive for strategic outsourcing for the distribution and communication industries.



BRADLEY J. PETERSON

Age: 60
Title: EVP and CIO/CTO
Employee Network
Executive Sponsor: Software Engineer Employee Network (SEEN)
(Coming in 2020)

Mr. Peterson has served as EVP and CIO/CTO since February 2013. Previously, Mr. Peterson served as EVP and CIO at Charles Schwab, Inc. from May 2008 to February 2013. Mr. Peterson was CIO at eBay from April 2003 through May 2008. From July 2001 through March 2003, Mr. Peterson was the Managing Director and Chief Operating Officer at Epoch Securities after its merger with Goldman Sachs Group, Inc. He also has held senior executive positions at Epoch Partners, Inc., Charles Schwab & Company and Pacific Bell Wireless (now part of AT&T).



MICHAEL PTASZNIK

Age: 52
Title: EVP, Corporate Strategy and CFO
Employee Network
Executive Sponsor: Global Link of Black Employees (GLOBE); Green Team

Mr. Ptasznik has served as EVP, Corporate Strategy and CFO since July 2016. Prior to that, Mr. Ptasznik served as CFO of TMX Group Limited from 2002 to 2016. From 1996 to 2002, Mr. Ptasznik held a number of roles at TMX, including VP, Finance and Administration. Prior to TMX, Mr. Ptasznik served in a number of financial roles at Procter & Gamble Canada Inc. from 1990 to 1996.



BJØRN SIBBERN

Age: 46
Title: EVP, European Market Services
Employee Network
Executive Sponsor: Parents and Caregivers

Mr. Sibbern has served as EVP, European Market Services since June 2019. He also is President of Nasdaq Nordic Ltd. Previously, Mr. Sibbern served as EVP, Information Services from October 2016 to May 2019, SVP, Nasdaq Global Commodities from February 2013 to October 2016 and SVP, Nasdaq Nordic Equities & Equities Derivatives from 2009 to February 2013. Mr. Sibbern also served as President of the Nasdaq Copenhagen Stock Exchange from 2008 to 2016.



JEREMY SKULE

Age: 46
Title: EVP and Chief Marketing Officer
Employee Network
Executive Sponsor: Green Team; Veterans@Nasdaq

Mr. Skule has served as EVP and Chief Marketing Officer since April 2018, after previously serving as SVP and Chief Marketing Officer since 2012. Mr. Skule joined Nasdaq in 2012 from UBS, where he led Marketing and Communications for the Wealth Management business. Prior to UBS, Mr. Skule was the Chief Communications Officer at MF Global. Previously, he led the financial services practice at FleishmanHillard, a division of Omnicom Group, one of the largest global public relations and marketing agencies. Mr. Skule's career has spanned senior communications positions and marketing leadership roles in Washington, DC and New York.



BRYAN E. SMITH

Age: 47
Title: EVP and Chief People Officer
Employee Network
Executive Sponsor: ¡Adelante Nasdaq!

Mr. Smith has served as EVP and Chief People Officer since January 2020, after previously serving as SVP and Chief People Officer since 2012. Prior to joining Nasdaq in 2012, he was a founding partner with Meridian Compensation Partners LLC, an independent executive compensation advisory firm, where he provided advice to boards of directors and senior management teams on the full range of executive and board compensation issues. Prior to Meridian Compensation Partners, Mr. Smith was a Principal at Hewitt Associates LLC (now Aon Hewitt), a global human resources consulting and outsourcing firm, where he held various senior HR outsourcing and consulting roles.



JOHN A. ZECCA

Age: 52
Title: EVP, Chief Legal and Regulatory Officer
Employee Network
Executive Sponsor: Parents and Caregivers

Mr. Zecca has served as EVP, Chief Legal and Regulatory Officer since October 2019. Previously, Mr. Zecca was SVP, General Counsel North America and Chief Regulatory Officer from April 2018 to September 2019, after serving as SVP, Senior Deputy General Counsel from July 2017 to April 2018. Mr. Zecca was SVP, MarketWatch, Nasdaq's market surveillance group, from January 2010 to July 2017 and before that, he held a variety of other legal and regulatory roles at Nasdaq. Prior to joining Nasdaq in 2001, Mr. Zecca served as legal counsel to an SEC Commissioner and practiced corporate and securities law at both Hogan Lovells and Kaye Scholer.



ANN M. DENNISON

Age: 49
Title: SVP, Controller and Principal Accounting Officer
Employee Network
Executive Sponsor: Women in Nasdaq (WIN)

Ms. Dennison has served as SVP, Controller and Principal Accounting Officer since April 2016, after previously serving as SVP and Deputy Controller from October 2015 to March 2016. Prior to joining Nasdaq, Ms. Dennison was employed by Goldman Sachs for 19 years, where she was Managing Director. Ms. Dennison joined Goldman Sachs from Price Waterhouse

Certain Relationships and Related Transactions

The Audit & Risk Committee of the Board has adopted a written policy requiring notification, review and approval of related person transactions. Every two years, the Audit & Risk Committee reviews and approves the policy on related person transactions.

Under the policy, all related person transactions are subject to ongoing review and approval or ratification by the Audit & Risk Committee. For purposes of the policy, a "related person" generally includes directors, director nominees, executive officers, greater than 5% shareholders, immediate family members of any of the foregoing and entities that are affiliated with any of the foregoing.

Under the policy, related person transactions that are conducted in the ordinary course of Nasdaq's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties are considered pre-approved by the Audit & Risk Committee. The Transaction Review Committee (consisting of employees in Finance, Internal Audit, the Office of General Counsel and the Office of the Corporate Secretary) is responsible for determining if a transaction meets the pre-approval requirements. If the pre-approval requirements are not met, the transaction is referred to the Audit & Risk Committee for review and approval or ratification.

In determining whether to approve or ratify a related person transaction, the Audit & Risk Committee considers, among other things, the following factors:

- whether the terms of the related person transaction are fair to Nasdaq and whether such terms would be on the same basis if the transaction did not involve a related person;
- whether there are business reasons for Nasdaq to enter into the related person transaction;
- whether the related person transaction would impair the independence of an outside director;
- whether the related person transaction would present a conflict of interest for any director or executive officer of Nasdaq, taking into account:
    - the size of the transaction;
    - the overall financial position of the director or executive officer;
    - the direct or indirect nature of the director's or executive officer's interest in the transaction; and
    - the ongoing nature of any proposed relationship;
- whether the related person transaction is material, taking into account:
    - the importance of the interest to the related person;
    - the relationship of the related person to the transaction and of related persons to each other;
    - the dollar amount involved; and
    - the significance of the transaction to Nasdaq investors in light of all the circumstances; and
- whether the related person transaction aligns with Nasdaq's culture of integrity and potential reputational risk implications.

The following section describes certain transactions since the beginning of the fiscal year ended December 31, 2019, in which Nasdaq or any of its subsidiaries was a party, the amount involved exceeded $120,000 and a related person may have had, or may have, a direct or indirect material interest. In addition to the transactions described below, certain of our directors or director nominees are officers or partners of companies or private equity firms which, directly or through their controlled portfolio companies, enter into commercial transactions with Nasdaq or its subsidiaries from time to time in the ordinary course of business. We do not believe that such directors or director nominees have a direct or indirect material interest in such transactions. In accordance with our policy, all such transactions, and the transactions discussed below, have been reviewed and approved or ratified by the Audit & Risk Committee of our Board or received pre-approval, as discussed above.

BORSE DUBAI

As of the record date, Borse Dubai owned approximately 18.1% of Nasdaq's common stock. Nasdaq is party to several commercial agreements with Borse Dubai and/or its affiliates that were negotiated on an arms-length basis and entered into in the ordinary course of business. Under these agreements, Borse Dubai or its affiliates paid Nasdaq approximately $3.0 million primarily for market technology products and services during the fiscal year ended December 31, 2019.

INVESTOR AB

As of the record date, Investor AB owned approximately 11.8% of Nasdaq's common stock. The terms of a stockholders' agreement between Nasdaq and Investor AB give Investor AB the right to nominate and generally use best efforts to cause the election to the Nasdaq Board of one director designated by Investor AB, subject to certain conditions. Jacob Wallenberg, the Chairman of Investor AB, has been designated by Investor AB as its nominee with respect to the 2020 Annual Meeting.

Questions and Answers About Our Annual Meeting

1. WHAT IS INCLUDED IN THE PROXY MATERIALS? WHAT IS A PROXY STATEMENT AND WHAT IS A PROXY?

The proxy materials for our 2020 Annual Meeting of Shareholders include the notice of annual meeting, this Proxy Statement and the Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy involves your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the 2020 Annual Meeting of Shareholders. These two officers are John A. Zecca and Joan C. Conley. The form of proxy and this Proxy Statement have been approved by the Board and are being provided to shareholders by its authority.

2. WHAT DIFFERENT METHODS CAN I USE TO VOTE?

You can vote by any of the following methods.

By Internet. The notice of internet availability of proxy materials contains the website address (**proxyvote.com**) for internet proxy submission. Internet proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on May 18, 2020. You must enter your control number, which is printed in the lower right-hand corner of the notice of internet availability, and you will be given the opportunity to confirm that your instructions have been properly recorded.

By Phone. In the U.S. and Canada, you can vote your shares by calling +1 800 690 6903. Telephone proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on May 18, 2020. When you submit a proxy by telephone, you will be required to enter your control number. You will then receive easy-to-follow voice prompts allowing you to instruct the proxy holders how to vote your shares and to confirm that your instructions have been properly recorded. If you are located outside the U.S. or Canada, you should instruct the proxy holders how to vote your shares by internet or by mail.

By Mail. If you choose to submit a proxy by mail after requesting and receiving printed proxy materials, simply complete, sign and date your proxy card and return it in the postage-paid envelope provided.

3. WHY IS THE ANNUAL MEETING A VIRTUAL MEETING? HOW DO I ATTEND?

We have adopted a virtual format for our Annual Meeting to ensure the health and well-being of our employees, directors, shareholders and other stakeholders in light of the coronavirus (COVID-19) outbreak. Additionally, we believe that a virtual meeting allows us to make participation accessible for shareholders from any geographic location with Internet connectivity.

The Annual Meeting will be conducted completely online via the Internet. Shareholders as of the record date may attend the Annual Meeting by logging in at **virtualshareholdermeeting.com/NDAQ2020**. To log in, shareholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or notice of Internet availability of proxy materials. If you are not a shareholder or do not have a control number, you still may access the meeting as a guest, but you will not be able to participate.

We encourage you to access the Annual Meeting before it begins. Online check-in will start shortly before the meeting on May 19, 2020. If you have difficulty accessing the meeting, please call +1 800 586 1548 (U.S.) or +1 303 562 9288 (International). We will have technicians available to assist you.

You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy in advance of the meeting. An audio replay of the Annual Meeting, including the questions answered during the meeting, will be available on **ir.nasdaq.com/investors/annual-meeting** until the 2021 Annual Meeting of Shareholders.

4. CAN I ASK QUESTIONS AT THE ANNUAL MEETING?

The Annual Meeting will include a question and answer session that will include questions submitted in advance of, and questions submitted during, the meeting. You may submit a question in advance of the meeting at **proxyvote.com**. You may submit a question during the meeting through **virtualshareholdermeeting.com/NDAQ2020**. In both cases, you must provide your control number.

We want to be sure that our shareholders are afforded the same rights and opportunities to participate as at an in-person meeting, so our Board and Committee Chairs, members of the Executive Leadership Team and representatives of Ernst & Young LLP will join the virtual Annual Meeting and be available for questions.

5. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with our registrar and transfer agent, Computershare, you are considered a "shareholder of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

6. WHAT IF I AM A BENEFICIAL OWNER AND DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER? WHAT IS A BROKER NON-VOTE?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you **must** provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm is a discretionary item. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal at their discretion.

Non-Discretionary Items. All of the other proposals in this Proxy Statement are non-discretionary items. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may not vote on these proposals, resulting in a "broker non-vote."

If you hold your shares through a bank, broker or other nominee, **it is important that you cast your vote if you want it to count on all of the matters to be considered at the Annual Meeting.**

7. WHAT PROPOSALS ARE TO BE VOTED ON AT THE 2020 ANNUAL MEETING OF SHAREHOLDERS, AND WHAT ARE THE VOTING STANDARDS?

PROPOSAL	NASDAQ BOARD'S RECOMMENDATION	VOTING STANDARD	EFFECT OF ABSTENTIONS AND BROKER NON-VOTES
1. Election of ten directors (Non-Discretionary Item)	FOR EACH NOMINEE	Majority of votes cast	Not counted as votes cast and therefore have no effect
2. Advisory vote to approve the Company's executive compensation (Non-Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; broker non-votes have no effect
3. Approval of the Employee Stock Purchase Plan, as amended and restated (Non-Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; broker non-votes have no effect
4. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 (Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; there will not be broker non-votes
5. Shareholder proposal – adopt a new shareholder right—written consent (Non-Discretionary Item)	AGAINST	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote **against** the proposal; broker non-votes have no effect

The proxy provides that each shareholder may vote his or her Nasdaq shares "For," "Against" or "Abstain" on individual nominees and each of the other proposals. Whichever method you select to transmit your instructions, the proxy holders will vote your shares as provided by those instructions. **If you provide a proxy without specific voting instructions, the proxy holders will vote your Nasdaq shares in accordance with the Board recommendations noted above.**

The vote to approve executive compensation is advisory only and, therefore, the result of this vote will not be binding on our Board or Management Compensation Committee. Our Board and Management Compensation Committee will, however, consider the outcome of this vote when evaluating our executive compensation program in the future.

The shareholder proposal is precatory, meaning that it requests that the Board take a specific action, and therefore, the results of the vote on that proposal will not be binding on the Board. The Board will consider the outcome of the shareholder vote in considering next steps on this matter for the upcoming year. If the shareholder proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

8. WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE MY SHARES?

You can change your vote by revoking your proxy at any time before it is exercised in one of two ways: submit a later dated proxy (including a proxy submitted through the internet at **proxyvote.com**, by telephone or by proxy card); or notify Nasdaq's Corporate Secretary by email at **corporatesecretary@nasdaq.com** that you are revoking your proxy.

If you are a beneficial owner of Nasdaq shares held by a bank, broker or other nominee, you will need to contact the bank, broker or other nominee to revoke your proxy.

9. HOW MANY VOTES DO I HAVE?

Each share of common stock has one vote, subject to the voting limitation in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

10. ARE VOTES CONFIDENTIAL?

Proxies, ballots and voting instruction forms are handled on a confidential basis to protect your voting privacy. This information will be disclosed only to those recording the vote, except if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims or as otherwise required by law. Comments written on your proxy, ballot or voting instruction form are not confidential.

11. WHAT CONSTITUTES A QUORUM FOR THE ANNUAL MEETING?

The presence of the holders of a majority (greater than 50%) of the votes entitled to be cast at the meeting constitutes a quorum. Presence may be in person or by proxy. Abstentions and broker non-votes are counted as present and entitled to vote at the meeting for purposes of determining a quorum. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting.

12. WHO COUNTS AND TABULATES THE VOTES?

Broadridge Financial Solutions, Inc. counts and tabulates the votes and acts as the inspector of elections.

13. WHEN WILL THE COMPANY ANNOUNCE THE VOTING RESULTS?

Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting, and will be posted on **ir.nasdaq.com**.

14. HOW ARE PROXIES SOLICITED, AND WHAT IS THE COST?

Soliciting a proxy is the outreach to obtain the authorization of shareholders to vote on their behalf at a shareholder meeting. We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (who will not receive any additional compensation for these solicitations), in person or by telephone, electronic transmission or facsimile transmission. Upon request, Nasdaq will reimburse banks, brokers and other nominees for their reasonable expenses in sending proxy materials to their customers and obtaining their proxies. Nasdaq has hired D.F. King & Co., Inc. to assist in soliciting proxies at a fee of $9,500, plus costs and expenses.

15. WHAT IS "HOUSEHOLDING," AND HOW DOES IT AFFECT ME?

Nasdaq has adopted a practice approved by the SEC known as "householding" to reduce printing and postage fees for the meeting notice. "Householding" means that shareholders who share the same last name and address will receive only one copy of the proxy materials, unless we receive instructions to the contrary from any shareholder at that address. We will promptly deliver a separate copy of the proxy materials to you if you contact us to provide such instructions at the following address, telephone number or email address: Nasdaq Investor Relations Department, Attention: Edward Ditmire, One Liberty Plaza, 49th Floor, New York, New York 10006; +1 212 401 8742; **investor.relations@nasdaq.com**. If you wish to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, telephone number or email address.

16. WILL YOU MAKE A LIST OF SHAREHOLDERS ENTITLED TO VOTE AT THE 2020 ANNUAL MEETING OF SHAREHOLDERS AVAILABLE?

A list of record holders entitled to vote at the Annual Meeting will be available from May 1, 2020 through the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (EDT), at our principal executive offices (151 W. 42nd Street, New York, New York 10036). To make arrangements to view the list, please contact our Corporate Secretary by email at **corporatesecretary@nasdaq.com**. To access the list during the Annual Meeting, please visit **virtualshareholdermeeting.com/NDAQ2020** and enter your control number.

17. HOW CAN I VIEW OR REQUEST COPIES OF THE COMPANY'S CORPORATE DOCUMENTS AND SEC FILINGS?

The Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports are available free of charge on the "Financials—SEC Filings" page of our Investor Relations website, which can be found at **ir.nasdaq.com/financials/sec-filings**. **We will furnish, without charge, a copy of the Form 10-K, including the financial statements, to any shareholder upon request to the Nasdaq Investor Relations Department, Attention: Edward Ditmire, One Liberty Plaza, 49th Floor, New York, New York 10006, in writing, or by email at investor. relations@nasdaq.com**. Shareholders also may use the form available at **ir.nasdaq.com/tools/printed-materials**.

18. HOW DO I SUBMIT A PROPOSAL OR DIRECTOR NOMINATION FOR INCLUSION IN THE 2021 PROXY STATEMENT?

Nasdaq shareholders who wish to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Proxy Statement for Nasdaq's 2021 Annual Meeting must submit them on or before December 1, 2020 to the Corporate Secretary and must otherwise comply with the requirements of Rule 14a-8.

Our By-Laws include a proxy access provision that permits a shareholder, or a group of shareholders, owning at least 3% of our outstanding shares

of common stock continuously for at least three years, to nominate and include in the proxy materials for an Annual Meeting director nominees constituting up to the greater of two individuals and 25% of the total number of directors then in office, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notice of director nominations submitted under these requirements must be received no earlier than November 1, 2020 and no later than December 1, 2020.

In addition, Nasdaq shareholders may recommend individuals for consideration by the Nominating & ESG Committee for nomination to the Nasdaq Board. Holders should submit such recommendations in writing, together with any supporting documentation the holder deems appropriate, to Nasdaq's Corporate Secretary prior to January 31, 2021.

19. HOW DO I SUBMIT OTHER PROPOSALS OR DIRECTOR NOMINATIONS FOR PRESENTATION AT THE 2021 ANNUAL MEETING?

Our By-Laws also establish an advance notice procedure for other proposals or director nominations that are not submitted for inclusion in the Proxy Statement, but that a shareholder instead wishes to present directly at an Annual Meeting. Under these procedures, a shareholder must deliver a notice containing certain information, as set forth in the By-Laws, to Nasdaq's Corporate Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year's meeting. Assuming the 2021 Annual Meeting is held according to this year's schedule, the notice must be delivered on or prior to the close of business on February 18, 2021, but no earlier than the close of business on January 19, 2021. However, if Nasdaq holds its Annual Meeting on a date that is more than 30 days before or 70 days after such anniversary date, the notice must be delivered no earlier than the close of business on the 120th day prior to the date of the Annual Meeting nor later than the close of business on the later of (i) the 90th day prior to the date of the Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Nasdaq.

How to Vote

Use any of the following methods and your control number:



BY INTERNET USING YOUR COMPUTER
Visit **proxyvote.com** 24/7



BY PHONE
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



BY INTERNET USING YOUR TABLET OR SMART PHONE
Scan this QR code 24/7 to vote with your mobile device



BY MAIL
Cast your ballot, sign your proxy card and return by postage-paid envelope



ATTEND THE ANNUAL MEETING
Vote online



Annexes

Annex A

Non-GAAP Financial Measures

We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto.

In addition to disclosing results determined in accordance with U.S. GAAP, we also have provided non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS. Management uses this non-GAAP information internally, along with U.S. GAAP information, in evaluating our performance and in making financial and operational decisions. We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparisons of our ongoing operating performance.

These measures are not in accordance with, or an alternative to, U.S. GAAP, and may be different from non-GAAP measures used by other companies. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. Investors should not rely on any single financial measure when evaluating our business. This non-GAAP information should be considered as supplemental in nature and is not meant as a substitute for our operating results in accordance with U.S. GAAP. We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto. When viewed in conjunction with our U.S. GAAP results and the accompanying reconciliation, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than U.S. GAAP measures alone.

We understand that analysts and investors regularly rely on non-GAAP financial measures, such as non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS, to assess operating performance. We use non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS because they highlight trends more clearly in our business that may not otherwise be apparent when relying solely on U.S. GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our ongoing operating performance. Non-GAAP net income attributable to Nasdaq for the periods presented below is calculated by adjusting for the following items:

Amortization expense of acquired intangible assets: We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses, the relative operating performance of the businesses between periods, and the earnings power of Nasdaq. Performance measures excluding intangible asset amortization therefore provide investors with a useful representation of our businesses' ongoing activity in each period.

Merger and strategic initiatives expense: We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years that have resulted in expenses which would not have otherwise been incurred. These expenses generally include integration costs, as well as legal, due diligence and other third-party transaction costs. The frequency and the amount of such expenses vary significantly based on the size, timing and complexity of the transaction. Accordingly, we exclude these costs for purposes of calculating non-GAAP measures which provide a more meaningful analysis of Nasdaq's ongoing operating performance or comparisons in Nasdaq's performance between periods.

Restructuring charges: We initiated the transition of certain technology platforms to advance our strategic opportunities as a technology and analytics provider and continue the re-alignment of certain business areas. See Note 21, "Restructuring Charges," to the consolidated financial statements in the Form 10-K for further discussion of our 2019 restructuring plan. Charges associated with this plan represent a fundamental shift in our strategy and technology as well as executive re-alignment and will be excluded for purposes of calculating non-GAAP measures as they are not reflective of ongoing operating performance or comparisons in Nasdaq's performance between periods.

Net income from unconsolidated investee: See "OCC Capital Plan," of Note 7, "Investments," to the consolidated financial statements in the Form 10-K for further discussion. Our income on our investment in OCC may vary significantly compared to prior years due to the disapproval of the OCC's capital plan. Accordingly, we will exclude this income from current and prior periods for purposes of calculating non-GAAP measures which provide a more meaningful analysis of Nasdaq's ongoing operating performance or comparisons in Nasdaq's performance between periods.

Clearing default loss: In 2018, we recorded a $31 million charge related to a default of a Nasdaq Clearing commodities member that occurred in September 2018. See "Nasdaq Commodities Clearing Default," of Note 16, "Clearing Operations," to the consolidated financial statements in the Form 10-K for further discussion of the default. We have excluded the charge related to the default as we believe it is non-recurring, as there has never been another loss due to member default in our clearinghouse, and should be excluded when evaluating the ongoing operating performance of Nasdaq. Any expenses associated with the evaluation and enhancement of processes and procedures will not be excluded from our GAAP results.

Other significant items: We have excluded certain other charges or gains, including certain tax items that are the result of other non-comparable events to measure operating performance. We believe the exclusion of such amounts allows management and investors to better understand the ongoing financial results of Nasdaq.

For 2019, other significant items primarily included:

- a provision for notes receivable associated with the funding of technology development for the CAT which is recorded in general, administrative and other expense in the Consolidated Statements of Income;

- a loss on extinguishment of debt which is recorded in general, administrative and other expense in the Consolidated Statements of Income; and

- a net gain on divestiture of businesses which primarily represents our pre-tax net gain of $27 million on the sale of BWise;

- other items:
    - a tax reserve for certain prior year examinations which is recorded in general, administrative and other expense in the Consolidated Statements of Income;
    - certain litigation costs which are recorded in professional and contract services expense in the Consolidated Statements of Income.

For 2018, other significant items primarily included:

- a net gain on divestiture of businesses which represents our pre-tax net gain of $33 million on the sale of the Public Relations Solutions and Digital Media Services businesses;

- a gain on the sale of an investment security which represents our pre-tax gain of $118 million on the sale of our 5.0% ownership interest in LCH Group Holdings Limited, or LCH;

- other items:
    - charges related to uncertain positions pertaining to sales and use tax and VAT which are recorded in general, administrative and other expense in the Consolidated Statements of Income; and
    - certain litigation costs which are recorded in professional and contract services expense in the Consolidated Statements of Income.

Significant tax items: The non-GAAP adjustment to the income tax provision included the tax impact of each non-GAAP adjustment and:

- for 2019, a tax benefit of $10 million primarily related to an adjustment to the 2018 federal and state tax returns and a tax benefit of $10 million related to capital distributions from the OCC. See "OCC Capital Plan," of Note 7, "Investments," to the consolidated financial statements in the Form 10-K for further discussion of our OCC investment.

- for 2018, a net $7 million increase to tax expense due to a remeasurement of unrecognized tax benefits (excluding the reversal of certain Swedish tax benefits discussed below) and the impact of state tax rate changes.

Additional adjustments included the following items:

- for 2019 and 2018, excess tax benefits related to employee share-based compensation to reflect the recognition of the income tax effects of share-based awards when awards vest or are settled. This item is subject to volatility and will vary based on the timing of the vesting of employee share-based compensation arrangements and fluctuation in our stock price.

- for 2018:

  - the impact of enacted U.S. tax legislation, which related to the Tax Cuts and Jobs Act that was enacted in December 2017. We recorded an increase to tax expense of $290 million and a reduction to deferred tax assets related to foreign currency translation as a result of the finalization of the provisional estimate related to this act; and

  - a reversal of certain Swedish tax benefits. See Note 18, "Income Taxes," to the consolidated financial statements in the Form 10-K for further discussion.

The following table shows reconciliations between U.S. GAAP net income attributable to Nasdaq and diluted EPS and non-GAAP net income attributable to Nasdaq and diluted EPS.

	YEAR ENDED DECEMBER 31, 2019		YEAR ENDED DECEMBER 31, 2018	
	NET INCOME	DILUTED EPS	NET INCOME	DILUTED EPS
	(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)			
U.S. GAAP net income attributable to Nasdaq and diluted EPS	$774	$4.63	$458	$2.73
Non-GAAP adjustments:				
Amortization expense of acquired intangible assets	101	0.60	109	0.65
Merger and strategic initiatives expense	30	0.18	21	0.13
Restructuring charges	39	0.23	–	–
Net income from unconsolidated investee	(82)	(0.49)	(16)	(0.10)
Clearing default loss	–	–	31	0.18
Provision for notes receivable	20	0.12	–	–
Extinguishment of debt	11	0.07	–	–
Gain on sale of investment security	–	–	(118)	(0.69)
Net gain on divestiture of businesses	(27)	(0.16)	(33)	(0.20)
Other	17	0.11	17	0.10
Total non-GAAP adjustments	109	0.66	11	0.07
Adjustment to the income tax provision to reflect non-GAAP adjustments and other tax items	(43)	(0.26)	6	0.03
Excess tax benefits related to employee share-based compensation	(5)	(0.03)	(9)	(0.05)
Impact of enacted U.S. tax legislation	–	–	290	1.73
Reversal of certain Swedish tax benefits	–	–	41	0.24
Total non-GAAP tax adjustments	(48)	(0.29)	328	1.95
Total non-GAAP adjustments, net of tax	61	0.37	339	2.02
Non-GAAP net income attributable to Nasdaq and diluted EPS	$835	$5.00	$797	$4.75
Weighted-average common shares outstanding for diluted EPS		166,970,161		167,691,299

Annex B

Nasdaq, Inc. Employee Stock Purchase Plan

(as amended and restated
May 19, 2020)

Table of Contents

SECTION 1. PURPOSE.

The purpose of the Nasdaq, Inc. Employee Stock Purchase Plan is to provide employees of Nasdaq, Inc. and its Participating Affiliates with an opportunity to invest in shares of the Company's common stock through periodic offerings financed by payroll deductions and/or direct contributions.

The Plan consists of two components: a Section 423(b) Plan component and a Non-Section 423(b) Plan component. The Company intends that the Section 423(b) Plan component, as applicable to Participants employed by the Company and its domestic Participating Affiliates, qualify as an "employee stock purchase plan" under Section 423 of Code, and the Plan shall be so construed, although the Company makes no undertaking or representation to maintain such qualification. In addition, the Company intends for the Plan to be made available to employees of the Company's non-U.S. Participating Affiliates; provided, that such portion of this Plan does not qualify under Section 423(b) of the Code. Except as otherwise indicated, the Non-423(b) Plan component will operate and be administered in the same manner as the Section 423(b) Plan component.

The Plan was initially established in 2000, and subsequently amended and restated on May 27, 2010. After further amendments, the Plan is hereby amended and restated, effective as of the Restatement Effective Date, for an additional ten (10) year term measured from the Restatement Effective Date.

SECTION 2. DEFINITIONS.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) a Subsidiary of the Company, (ii) any other entity or Person or group of Persons that, in the determination of the Committee, is controlled by the Company, (iii) any entity in which the Company has a significant equity interest as determined by the Committee, and (iv) an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act, as determined by the Committee.

(b) "Board" shall mean the Board of Directors of the Company.

(c) "Change in Control" shall mean the first to occur of any one of the events set forth in the following paragraphs:

    (i) any "Person", as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (C) any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares, and (D) the Financial Industry Regulatory Authority), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly (not including any securities acquired directly (or through an underwriter) from the Company or its Affiliates), of 25% or more of the Company's then outstanding Shares;

    (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the effective date (as provided in Section 16(a) of the Plan), were members of the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the effective date of the Plan or whose appointment, election or nomination for election was previously so approved or recommended;

    (iii) there is consummated a merger or consolidation of the Company with any other corporation or the Company issues Shares in connection with a merger or consolidation of any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation that would result in the Shares of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) more than 50% of the Company's then outstanding Shares or 50% of the combined voting power of such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "Person" (as defined below), directly or indirectly, acquired 25% or more of the Company's then outstanding Shares (not including any securities acquired directly (or

through an underwriter) from the Company or its Affiliates); or

    (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect), other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e) "Committee" shall mean the Management Compensation Committee of the Board, or such other committee as may be designated by the Board to administer the Plan.

(f) "Company" shall mean Nasdaq, Inc.

(g) "Compensation" shall mean, subject to the following sentence, gross earnings, prior to any tax or social security withholdings, paid to an Employee during the applicable pay period, including base salary or wages, overtime, sales commissions and annual cash incentive payments. Compensation shall exclude reimbursements for relocation expenses, tax gross ups, referral bonuses, tuition reimbursements, patent awards, DAQ awards (or awards pursuant to any similar successor program to the DAQ awards program), the imputed value of life insurance, car allowances, contest earnings, any employer contributions to the Nasdaq, Inc. 401(k) Savings Plan, or other retirement plans, any amount included in income in respect of equity awards, any unpaid deferred cash bonuses or other similar extraordinary remuneration received by such Employee. If determined by the Committee, other forms of compensation may be included or excluded from this definition for purposes of the Non 423(b) Plan.

(h) "Eligible Employee" shall mean an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan. Eligible Employee shall also mean any other Employee of a Participating Affiliate in the Non-423(b) Plan to the extent that local law requires participation in the Plan to be extended to such Employee.

(i) "Employee" shall mean any individual who is a regular employee of the Company or of any Participating Affiliate except (i) employees whose customary employment with the Company is less than 20 hours per week, (ii) employees whose customary employment is for not more than five (5) months in any calendar year and (iii) employees who, immediately after a right to purchase is granted, would be deemed for purposes of Section 423(b)(3) of the Code to own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the stock of the Company. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the Employee's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety-first day of such leave.

Whether an individual qualifies as an Employee shall be determined by the Committee, in its sole discretion, by reference to Section 3401(c) of the Code and the regulations thereunder. Unless the Committee makes a contrary determination, the Employees of the Company shall, for all purposes of this Plan, be those individuals who satisfy the customary employment criteria set forth above and are carried as employees by the Company or a Participating Affiliate for regular payroll purposes.

Notwithstanding the foregoing, Employees of Participating Affiliates designated to participate in the Non-423(b) Plan shall also mean any other employees of such Participating Affiliates to the extent that local law requires participation in the Plan to be extended to such employees, as determined by the Committee.

(j) "Enrollment Date" shall mean the first day of each Offering Period.

(k) "Enrollment Period" shall mean the two-week period immediately preceding the Enrollment Date, or such other period as may be established by the Committee.

(l) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(m) "Fair Market Value" with respect to the Shares, as of any date, shall mean the fair market value thereof as of the relevant date of determination, as determined in accordance with a valuation methodology approved by the Committee in good faith and in accordance with Section 409A of the Code and other laws to the extent

applicable; provided however, that if the Committee has not specified otherwise, Fair Market Value with respect to the Shares, as of any date, shall mean the closing sale price at the regular trading session reported for such Shares on the Nasdaq Stock Market on such date or, if no closing sale price is reported on such date, the closing sale price reported on the immediately preceding date on which a closing sale price is reported.

(n) "Maximum Offering" shall mean, with respect to some or all Participants in the Non-423(b) Plan, a maximum number or value of Shares made available for purchase in a specified country, location or Participating Affiliate. Such maximum shall be determined by the Committee to comply with the applicable securities laws, to achieve tax objectives or to meet other Company objectives.

(o) "Non-423(b) Plan" shall mean the component of this Plan which is an employee stock purchase plan which is not intended to meet the requirements set forth in Section 423(b) of the Code.

(p) "Offering" shall mean the right of Eligible Employees to purchase Shares under the Plan with respect to an Offering Period.

(q) "Offering Period" shall mean a period of approximately six months duration or other such other duration as the Committee shall determine, during which a Participant will accumulate funds, through payroll deductions or otherwise as provided in the Plan to purchase Shares. Offering Periods shall be established by the Committee in its sole and absolute discretion, and such Offering Periods may have different durations or different beginning or ending dates; provided, however, that no Offering Period may have a duration exceeding one year.

(r) "Participant" shall mean an Employee who elects to participate in the Plan by filing an Enrollment Form (as defined in Section 6(c)), and whose participation in the Plan has not ended as set forth in and pursuant to Section 6 or Section 8.

(s) "Participating Affiliate" means an Affiliate which has been designated by the Committee in advance of the applicable Offering Period whose Eligible Employees may participate in the Plan. The Committee shall have the power and authority to designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan, and to designate which Affiliates shall participate in the Non-423(b) Plan. For purposes of the Section 423(b) Plan, an Affiliate must also qualify as a Subsidiary.

(t) "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

(u) "Plan" shall mean this Nasdaq, Inc. Employee Stock Purchase Plan, as amended and restated as of the Restatement Effective Date. The Plan includes a Section 423(b) Plan component and a Non-423(b) Plan component, and the term "Plan" as used herein relates to either or both component plans, as the context requires.

(v) "Purchase Date" shall mean the date the Plan administrator shall acquire Shares for Participants (which shall be the last day of the Offering Period, unless otherwise determined by the Committee).

(w) "Restatement Effective Date" shall mean May 19, 2020, subject to approval of the Plan by stockholders at the annual meeting of stockholders of the Company held on such date.

(x) "Section 423(b) Plan" shall mean the component of this Plan which is intended to meet the requirements described in Section 423(b) of the Code to qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Section 423(b) Plan shall be construed, interpreted, administered and enforced in accordance with Code Section 423(b), as it may amended from time to time, so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423.

(y) "Shares" shall mean shares of the common stock, $0.01 par value, of the Company, or such other securities of the Company as may be designated by the Committee from time to time.

(z) "Subsidiary" shall mean a subsidiary of the Company as defined under Section 424(f) of the Code.

SECTION 3. ADMINISTRATION.

(a) Authority of Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority:

    (i) to determine when each Offering under this Plan shall occur, and the terms and conditions of each Offering (which need not be identical);

    (ii) to determine the Enrollment Period, the Enrollment Date and the Offering Periods for each Offering;

    (iii) to designate from time to time which domestic Affiliates of the Company shall be eligible to participate in the Section 423(b) Plan and to designate which non-U.S. Affiliates shall participate in the Non-423(b) Plan;

    (iv) to construe and interpret the Plan and to establish, amend and revoke rules, regulations and procedures for the administration of the Plan. The Committee may, in the exercise of this power, correct any defect, omission or inconsistency in the Plan, in such manner and to the extent it may deem necessary, desirable or appropriate to make the Plan fully effective;

    (v) to appoint a Plan administrator, which may be an employee or Affiliate of the Company or may be a third-party administrator;

    (vi) generally, to exercise such powers and to perform such acts as the Committee may deem necessary, desirable or appropriate to promote the best interests of the Company and its Participating Affiliates and to carry out the intent that the Offerings made under the Section 423(b) Plan are treated as qualifying under Section 423(b) of the Code; and

    (vii) as more fully described in Section 13, to adopt such rules, regulations and procedures as may be necessary, desirable or appropriate to permit participation in the Non-423(b) Plan by employees who are foreign nationals or employed outside the United States by a non-U.S. Participating Affiliate, and to achieve tax, securities laws and other Company compliance objectives in particular locations outside the United States.

(b) Committee Discretion Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary, any Participant, any Employee, and any designated beneficiary.

(c) Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Subsidiary, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to administer the Plan.

(d) No Liability; Indemnification. No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan. In addition to such other rights of indemnification as they may have as members of the Board or officers or Employees of the Company or a Participating Affiliate, members of the Board and Committee and any officers or Employees of the Company or Participating Affiliate to whom authority to act for the Board or Committee is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same and to retain complete control over the litigation and/or settlement of such suit, action or proceeding.

SECTION 4. **SHARES AVAILABLE FOR AWARDS.**

(a) Shares Available. The original number of Shares available to be purchased under the Plan when first established in 2000 was 2,000,000 and this was increased by an additional 3,500,000 Shares on May 27, 2010. As of February 28, 2020, approximately 1,654,820 Shares remained available for purchase. As of the Restatement Effective Date, an additional 3,000,000 Shares are authorized for purchase under the Plan. Such available Shares are subject to adjustment as provided in Section 4(b). The Committee may specify the maximum number of Shares that may be offered in any particular Offering Period, including without limitation the Maximum Offering with respect to some or all Participants in the Non-423(b) Plan. Notwithstanding the foregoing, the aggregate number of Shares which may be purchased in any Offering Period may not exceed the maximum number of Shares which have been, prior to the Enrollment Date for such Offering Period, reserved for the Plan and approved by the stockholders of the Company and not previously purchased in any prior Offering Period. If on a given Purchase Date the number of Shares to be purchased exceeds the number of Shares then available under the Plan (or the Maximum Offering with respect to the Non-423(b) Plan or any sub-plan thereof) that may be issued on any given Purchase Date, the Committee shall make a pro-rata allocation of the Shares available in as nearly a uniform manner as shall be practicable and as it shall deem equitable. In the event that any Shares reserved for any Offering Period are not purchased therein, such un-purchased Shares may again be made available for sale under the Plan.

(b) Adjustments. In the event that the Board or the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event that affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board or Committee shall, in such manner as it deems appropriate, make

such equitable adjustments in the Plan and the then outstanding offerings as it deems necessary and appropriate, including but not limited to changing the number of Shares reserved under the Plan.

(c) Source of Shares. Shares which are to be delivered under the Plan may be obtained by the Company from its treasury, by purchases on the open market, or by issuing authorized but unissued Shares. Any issuance of authorized but unissued Shares shall be approved by the Board or the Committee. Authorized but unissued Shares may not be delivered under the Plan if the purchase price thereof is less than the par value of the Shares.

SECTION 5. **ELIGIBILITY.**

All Employees (including Employees who are directors) of the Company or of a Participating Affiliate are eligible to participate in the Plan, in accordance with such rules as may be prescribed from time to time by the Committee; provided, however, that such rules shall, as applied to the Section 423(b) Plan, neither permit nor deny participation in the Plan contrary to the requirements of the Code (including, but not limited to, Section 423(b)(3), (4) and (5) thereof) and regulations promulgated thereunder. During an Offering Period, no Employee may participate under the Plan if such Employee would own 5% or more of the outstanding Shares as of the Enrollment Date for such Offering Period. For purposes of the preceding sentence with respect to the Section 423(b) Plan, the attribution rules of Section 424(d) of the Code shall apply in determining the Share ownership of an Employee, and Shares which the Employee would be permitted to purchase under such Offering Period shall be treated as Shares owned by the Employee.

SECTION 6. **PARTICIPATION AND OFFERINGS.**

(a) The Committee shall establish the Offering Periods and associated Enrollment Periods for Offerings under this Plan and shall cause the Company to notify all Eligible Employees of such Offerings. Each Eligible Employee on the Enrollment Date of each Offering Period shall become a Participant with respect to such Offering Period by filing an Enrollment Form with respect to the Offering Period as described in paragraph (c) below. The Committee may at any time suspend an Offering Period if required by law or if the Committee determines in good faith that it is in the best interests of the Company. Each Offering under the Section 423(b) Plan shall be in such form and shall

contain such terms and conditions as the Committee shall deem appropriate, including compliance with the requirement of Section 423(b)(5) of the Code that all Eligible Employees shall have the same rights and privileges for such Offering. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan.

(b) The Committee may from time to time grant or provide for the grant of rights to purchase Shares under the Non-423(b) Plan. Any such grants under the Non-423(b) Plan will be designated as such at the time of grant and such grants need not comply with the requirements set forth in Section 423 of the Code.

(c) Eligible Employees may become Participants with respect to an Offering Period by filing with the Company a form of enrollment ("Enrollment Form") within the designated Enrollment Period by such means (which may include electronic transmission) as may be specified by the Committee. The Enrollment Form shall authorize specified regular payroll deductions or, if a payroll deduction is not permitted under a statute, regulation, rule of a jurisdiction, or is not administratively feasible, such other contributions as may be approved by the Committee. All deductions from pay will be taken on an after-tax basis. Subject to paragraph (e) below, payroll deductions for such purpose shall be in 1% increments of Compensation subject to a minimum of 1% and a maximum deduction of 10% of Compensation per pay period. Notwithstanding the foregoing, in no event may the sum of a Participant's regular payroll deductions and (if approved by the Committee) other contributions exceed 10% of a Participant's Compensation for the applicable Offering Period. Payroll deductions for a Participant with respect to an Offering Period shall begin with the first payroll period ending on or after the Enrollment Date for the Offering Period, and shall end on the last payroll period ending before the Purchase Date with respect to the Offering Period, unless sooner terminated by the Participant as provided in paragraph (h) or Section 8 below (or unless payroll deductions for a Participant are determined by the Committee to not be feasible in a jurisdiction outside the United States). An Eligible Employee who does not deliver a properly completed Enrollment Form to the Company within the Enrollment Period designated by the Committee with respect to an Offering Period shall not participate in the Plan for that Offering Period.

(d) An Eligible Employee must enroll as a Participant with respect to an Offering Period by filing an Enrollment Form within the Enrollment Period. Notwithstanding the foregoing, in accordance with such procedures as may be promulgated by the Committee or its delegate from time to time, if an Eligible Employee has previously enrolled as a Participant with respect to an Offering Period and his or her payroll deduction or contribution election remains in effect at the close of an Offering Period, such election, may, in the discretion of the administrators of the Plan, carry over and apply to subsequent Offering Periods for which the individual remains an Eligible Employee, unless and until the Participant files a new Enrollment Form to raise or lower his or her contribution percentage, or to suspend the making of payroll deductions or contributions. If the Eligible Employee does not have a new or carryover Enrollment Form containing a contribution election on file at the close of the Enrollment Period with respect to an Offering Period, he or she will not be eligible to participate in the Plan with respect to that Offering Period. The Eligible Employee may, however, participate with respect to a future Offering Period by filing an Enrollment Form to participate with respect to a future Offering Period.

(e) Notwithstanding anything else contained herein, no Employee may purchase Shares under the Section 423 Plan and any other qualified employee stock purchase plan (within the meaning of Section 423 of the Code) of the Company or its Subsidiaries at a rate which exceeds $25,000 of Fair Market Value of Shares for each calendar year in which a purchase is executed. For purposes of this Section 6, Fair Market Value shall be determined as of the Enrollment Date with respect to the applicable Offering Period. The limitation described in this paragraph (e) shall be applied in accordance with applicable regulations under Section 423(b)(8) of the Code.

(f) The Company and Participating Affiliates will establish Participant recordkeeping accounts for each Participant who has authorized payroll deductions or contributions pursuant to this Plan. Subject to Section 13, no interest will be credited to such accounts. Such account is established solely for recordkeeping purposes, and all amounts credited to such account will remain part of the general assets of the Company or Participating Affiliate (as the case may be), and need not be segregated from other funds unless otherwise required under local law, as determined by the Committee.

(g) Notwithstanding anything else contained herein, no Employee may purchase during any calendar year more than 4,000 Shares under the Section 423 Plan and any other qualified employee stock purchase plan (within the meaning of Section 423 of the Code) of the Company or its Subsidiaries. The Committee shall administer and construe this annual Share maximum, and is authorized and empowered to adjust this annual Share maximum with respect to an upcoming calendar year in its sole discretion, provided such annual Share maximum shall be applied uniformly to all Participants with respect to such calendar year.

(h) A Participant may, by written notice at any time during the Offering Period, direct the Company to reduce or increase payroll deductions (or, if the payment for Shares is being made through periodic cash contributions, notify the Company that such contributions will be increased, reduced, or terminated), subject to a maximum of one change per Offering Period plus, if applicable, the election to withdraw described in Section 6(i). The Committee may promulgate rules regarding the time and manner for provision of such written notice, which may include a requirement that the notice be on file with the Company's designated office for a reasonable period before it will be effective with respect to a payroll period.

(i) A Participant may elect to withdraw all of his or her entire account prior to the end of the Offering Period. Any such withdrawal will terminate such Participant's participation for the remainder of the Offering Period. If a Participant withdraws from an Offering Period, he or she is prohibited from resuming participation in the Plan in the same Offering Period from which he or she has withdrawn, but may participate in any subsequent Offering, provided he or she remains an Eligible Employee, by delivering to the Company a new Enrollment Form. The Committee may impose a requirement that the notice of withdrawal under the Plan be on file with the Company's designated office for a reasonable period prior to the Purchase Date with respect to an Offering Period. Upon such voluntary withdrawal, the Participant's accumulated payroll deductions which have not been applied toward the purchase of Shares shall be refunded to the Participant as soon as administratively feasible and in accordance with the Company's administrative procedures.

(j) As of the Purchase Date, the record-keeping account of each Participant shall be totaled. Subject to the provisions of this paragraph (j), if such account contains sufficient funds to purchase one or more Shares as of that date, the Employee shall be deemed to have purchased Shares at the price determined under Section 7 below; such Participant's account will be charged, on that date, for the amount of the purchase, and for all purposes under the Plan the Participant shall be deemed to have acquired the Shares on that date. Fractional shares shall be issued, as necessary. The registrar for the Company will make an entry on its books and records evidencing that such Shares have been duly issued as of that date. The amount, if any, of each Participant's account remaining after the purchase of Shares on the Purchase Date of an Offering shall be refunded in full to the Participant after such Purchase Date.

SECTION 7. PURCHASE PRICE.

(a) The purchase price of a Share pursuant to a transaction under the Plan shall be the lesser of: (i) 85% of the Fair Market Value of a Share on the Enrollment Date of the applicable Offering Period, and (ii) 85% of the Fair Market Value of a Share on the Purchase Date of the applicable Offering Period.

(b) All purchases of Shares shall be made in United States dollars ("USD"). With respect to the Non-423 Plan in circumstances where payroll deductions or contributions have been taken or made with respect to a Participant's Compensation in a currency other than USD, Shares shall be purchased by converting the Participant's account to USD at the exchange rate on the Purchase Date, as published by Bloomberg.com if available or otherwise as determined with respect to a particular jurisdiction by the Committee or its delegate for this purpose. The Committee's (or its delegate's) determination of the currency conversion rate shall be final and binding with respect to affected Participants.

SECTION 8. TERMINATION OF EMPLOYMENT.

Upon a Participant's ceasing to be an Employee of the Company or a Participating Affiliate, for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's account during the Offering Period, but not yet been applied to the purchase of Shares, shall be refunded to the Participant or, in the case of his or her death, to the person's designated beneficiary or estate as soon as administratively feasible and in accordance with the Company's administrative procedures.

SECTION 9. TRANSFERABILITY.

Neither payroll deductions or contributions credited to a Participant's account nor any rights with regard to the purchase of Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, laws of descent and distribution, or beneficiary designation) by a Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 6(i) hereof.

SECTION 10. CHANGE IN CONTROL.

Notwithstanding anything in the Plan to the contrary, in the event of a Change in Control of the Company, if the Committee determines that the operation or administration of the Plan could prevent Participants from obtaining the benefits intended by the Plan, the Plan may be terminated in any manner deemed by the Committee to provide equitable treatment to Participants. Equitable treatment may include, but is not limited to, payment to each Participant of the amount of contributions in such Participant's account as of the date of the Change in Control, plus an additional amount determined by (A) calculating the number of full Shares that could have been purchased for the Participant immediately prior to the Change in Control at the purchase price (determined under Section 7 at the beginning of the Offering Period (the "Purchase Price")) and (B) multiplying that number of Shares by the difference between the Purchase Price per Share and the highest price paid per Share in connection with the Change in Control of the Company. Notwithstanding the foregoing, any additional amount paid in connection with the termination of the Plan which constitutes the payment of deferred compensation within the meaning of Code Section 409A and the regulations thereunder shall be paid with respect to Participants in the Non-423(b) Plan only to the extent the event constituting the Change in Control qualifies as a "change in ownership" or "change in effective control" of the Company or a "change in ownership of a substantial portion of the assets" of the Company, within the meaning of U.S. Treasury Regulation § 1.409A-3(i)(5) or any successor.

SECTION 11. COMPLIANCE WITH SECURITIES LAW AND OTHER APPLICABLE REQUIREMENTS.

The issuance of Shares under the Plan shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities. A purchase of Shares shall not occur if the issuance of Shares upon such exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any securities exchange or market system upon which the Shares may then be listed. In addition, no share purchases may occur unless (a) a registration statement under the U.S. Securities Act of 1933, as amended, shall at the time of purchase be in effect with respect to the Shares issuable, or (b) in the opinion of legal counsel to the Company, the Shares issuable may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance of any Shares under the Plan shall relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority shall not have been obtained. If a registration statement is not effective on the last day of an Offering Period, the Offering Period shall be extended until the first business day after the effective date of a registration statement; provided however, that an Offering Period for a Participant in the Non-423(b) Plan who would otherwise be subject to Section 409A of the Code shall be extended only to the extent that such extension would not cause a violation under Section 409A of the Code. Anything in the foregoing to the contrary notwithstanding, participation under the Non-423(b) Plan may be suspended, delayed or otherwise deferred for any of the reasons contemplated in this Section 11 only to the extent such suspension, delay or deferral is permitted under U.S. Treas. Reg. §§ 1.409A-2(b)(7), 1.409A-1(b)(4)(ii) or successor provisions, or as otherwise permitted under Section 409A of the Code. As a condition to participating in an Offering, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

SECTION 12. TAXATION AND WITHHOLDING.

(a) Upon disposition of Shares purchased pursuant to the Plan, the Participant shall pay, or make provision satisfactory to the Committee for payment of, all tax (and similar) withholding that the Committee determines, in its discretion, are required due to the acquisition or disposition, including without limitation any such withholding that the Committee determines in its discretion is necessary to allow the Company and its Affiliates to claim tax deductions or other benefits in connection with the acquisition or disposition.

(b) To effectuate the foregoing, each Participant with respect to the Section 423(b) Plan shall notify the Company of any disposition of Shares purchased pursuant to the Plan prior to the expiration of the holding periods set forth in Section 423(a) of the Code.

(c) By participating in the Plan, each Participant authorizes the relevant Participating Affiliate to make appropriate withholding deductions from the Participant's compensation, which shall be in addition to any payroll deductions made pursuant to Section 6, and to pay such amounts to the tax authorities in the relevant country or countries in order to satisfy any of the above tax liabilities of the Participant under applicable law.

SECTION 13. RULES FOR FOREIGN JURISDICTIONS.

(a) The Committee may adopt rules or procedures relating to the operation and administration of the Non-423(b) Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, remission of contributions by Participants unable to make payroll deductions because of legal restrictions, conversion of local currency, payroll tax and withholding procedures that vary with local requirements.

(b) The Committee may also adopt rules, procedures or sub-plans applicable to particular Participating Affiliates and the jurisdiction(s) to which they are subject, which sub-plans may be designed to be outside the scope of Code Section 423 and which are intended to comply with the tax, employment and/or Securities laws of such jurisdiction(s). The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 4(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423, such sub-plan shall be considered part of the Non-423(b) Plan, and rights granted thereunder shall not be considered to comply with Code Section 423.

SECTION 14. GENERAL PROVISIONS.

(a) Amendments. The Board may, from time to time, alter, amend, suspend, discontinue or terminate the Plan or any portion thereof; provided, however, that no

such action of the Board may, without the requisite stockholder approval, make any amendment for which stockholder approval is necessary to comply with any tax or regulatory requirement, including for this purpose, any approval requirement which is a prerequisite for exemptive relief under Section 16(b) of the Exchange Act or Sections 423 and 424 of the Code. In addition, the Committee may, from time to time, amend the Plan or any portion thereof, in each case, to (i) cure any ambiguity or to correct or supplement any provision of the Plan that may be defective or inconsistent with any other provision of the Plan or (ii) make any other provisions in regard to matters or questions arising under the Plan which the Committee may deem necessary or desirable and which, in the judgment of the Committee, is not material; provided, however, that no such action of the Committee may, without the requisite stockholder approval, make any amendment for which stockholder approval is necessary to comply with any tax or regulatory requirement, including for this purpose, any approval requirement which is a prerequisite for exemptive relief under Section 16(b) of the Exchange Act or Sections 423 and 424 of the Code.

(b) No Right to Employment. Eligibility to participate in this Plan shall not be construed as giving a Participant the right to be retained in the employment of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan.

(c) No Rights as Stockholder. Subject to the provisions of the Plan, no Participant or holder or beneficiary of any purchase shall have any rights as a stockholder with respect to any Shares to be purchased under the Plan until he or she has become the holder of such Shares.

(d) Application of Funds. The proceeds received by the Company from the sale of Shares pursuant to purchases under the Plan will be used for general corporate purposes.

(e) Severability. If any provision of the Plan becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person, or would disqualify the Plan or any purchase under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or

if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

(f)   Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without giving effect to the conflict of law principles thereof.

(g)   Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 15. CODE SECTION 409A.

The Section 423(b) Plan is exempt from the application of Section 409A of the Code. The Non-423(b) Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that participation in the Plan or the payment, settlement or deferral of purchases under the Plan is subject to Section 409A of the Code, the participation in the Plan shall be performed in a manner that will comply with Section 409A of the Code, including the final regulations and other guidance issued with respect thereto, except as otherwise determined by the Committee.

Any provision of the Non-423(b) Plan that would cause the participation in the Plan and the purchase of Shares thereunder to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which amendment may be made on a retroactive basis, in accordance with the final regulations and guidance issued under Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if any actions taken under the Plan that are intended to be exempt from, or compliant with, Section 409A of the Code are not so exempt or compliant.

SECTION 16. TERM OF THE PLAN.

(a)   Restatement Effective Date. The effective date of this amended and restated Plan is May 19, 2020 (the "Restatement Effective Date"), conditioned upon approval of the Plan by stockholders at the annual meeting of stockholders of the Company held on such date as provided in Section 423(b)(2) of the Code and the regulations thereunder.

(b)   Expiration Date. Unless earlier terminated pursuant to Section 10 or Section 14(a) above, the Plan, as amended and restated, shall terminate on the tenth anniversary of the Restatement Effective Date. Notwithstanding the foregoing, the Plan shall terminate, if earlier, coincident with the completion of any Offering under which the limitation on the total number of shares in Section 4(a) above has been reached.

Cautionary Note Regarding Forward-Looking Statements:

Information set forth in this Proxy Statement contains forward-looking statements that involve a number of risks and uncertainties. Nasdaq cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include, among others, statements relating to:

- our strategic direction;
- the scope, nature or impact of acquisitions, divestitures, investments, joint ventures or other transactional activities;
- the effective dates for, and expected benefits of, ongoing initiatives, including transactional activities and other strategic, restructuring, technology, de-leveraging and capital return initiatives;

- our products and services;
- our corporate governance;
- our shareholder engagement;
- our corporate culture and human capital management policies, practices and initiatives;
- our executive compensation program; and
- our ESG Program.

Forward-looking statements involve a number of risks, uncertainties or other factors beyond Nasdaq's control. These factors include, but are not limited to: Nasdaq's ability to implement its strategic initiatives; economic, political and market conditions and fluctuations; government and industry regulation; and other factors detailed in Nasdaq's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available on Nasdaq's investor relations website at **ir.nasdaq.com** and the SEC's website at **www.sec.gov**. Nasdaq undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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